Filed Pursuant to Rule 424(b)(1)
Registration No. 333-172083
PROSPECTUS

Gryphon Gold Corporation

80,000,000 Shares of Common Stock

We are offering 80,000,000 shares of our common stock by this prospectus.

Our common stock is currently listed on the Over-the-Counter Bulletin Board under the symbol ‘‘GYPH.OB” and on the Toronto Stock Exchange under the symbol “GGN”. As of May 12, 2011, the last reported sale price of our common stock was $0.18 per share on the Over-the-Counter Bulletin Board and Cdn.$0.15 per share on the Toronto Stock Exchange.

Investing in our common stock involves a high degree of risk. You should read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense

	Per Share	Total

Public offering price	$0.125	$10,000,000
Underwriting discounts and commissions	$0.0075	$600,000
Proceeds to us, before expenses	$0.1175	$9,400,000

We have granted the U.S. underwriter and Canadian underwriter an option, exercisable within 30 days after the date of this prospectus, to purchase up to 12,000,000 additional shares of our common stock in the aggregate upon the same terms and conditions as the shares offered by this prospectus to cover over-allotments, if any.

In connection with this offering, we have agreed to pay the U.S. underwriter and Canadian underwriter certain additional fees, as described in the section entitled “Underwriting” beginning on Page 85.

The public offering price for shares of common stock offered in the United States is payable in US dollars, and the public offering price for shares of common stock offered in Canada is payable in Canadian dollars, except as may otherwise be agreed by the underwriters. The Canadian dollar amount of the public offering price will be Cdn.$0.12 (the equivalent of the US dollar amount based on the closing buying rate of the Bank of Canada on the date immediately prior to the effective date of the registration statement of which this prospectus forms a part) and, for purposes of determining the maximum gross aggregate proceeds, will be translated into US dollar equivalents at the US-Canadian dollar exchange rate prevailing at the date of determination.

The U.S. underwriter and Canadian underwriter expect delivery of the shares of common stock will be made to purchasers on or about May 18, 2011.

Roth Capital Partners

The date of this prospectus is May 13, 2011

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. Neither we, the U.S. underwriter nor the Canadian underwriter has authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the U.S. underwriter nor the Canadian underwriter is making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that each source is reliable as of its respective date, the information contained in such sources has not been independently verified, and neither we, the U.S. underwriter nor the Canadian underwriter can assure you as to the accuracy or completeness of this information.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context provides otherwise, all references to “Gryphon,” “Gryphon Gold,” “we,” us,” “our,” or similar terms, refer to Gryphon Gold Corporation and its wholly owned subsidiaries.

In this prospectus all references to “$” or “dollars” mean the U.S. dollar, and unless otherwise indicated all currency amounts in this prospectus are stated in U.S. dollars. All references to “Cdn.$” refer to the Canadian dollar. All financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are reported in U.S. dollars.

The Company

Business Overview

We are in the business of developing gold deposits principally on our Borealis property located in the Walker Lane gold belt of western Nevada (which we refer to as the Borealis Property). The Borealis Property contains volcanic-hosted high-sulphidation gold-bearing mineralized systems.

In April of 2011, we received an updated pre-feasibility study on the Borealis Property that evaluated a potential oxide heap leach mining and production operation. This study estimated that a potential oxide heap leach mining and production operation would have a six-year mine life with an average annual production in excess of 42,000 ounces per year gold equivalent and require $12.7 million in initial capital costs (consisting of initial construction costs of $8.61 million, bonding costs of $3 million, $0.41 million in additional indirect capital costs and a $0.75 million contingency), with an average life-of-mine cash operating cost of $851 per ounce of gold. Life of mine capital costs include $12.9 million in direct costs, $8.86 million of indirect costs and $1.2 million of contingency costs, for total life of mine capital costs of $23 million, which includes the initial capital costs set forth in the preceding sentence. The pre-feasibility study is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property.

Our development plan for the Borealis Property involves initiating mining and production in two phases, which we believe will reduce the amount of total capital required to bring the Borealis Property into production to approximately $8.0 million. We have obtained all necessary major permits and approvals for an oxide heap leach mining and production operation on the Borealis Property. We expect to be in a position to begin gold production on our Borealis Property within six months of the closing of this offering.

Borealis Property

The Borealis Property in Nevada is our principal asset, the claims for which we hold through our subsidiary, Borealis Mining Company (which we refer to as Borealis Mining). The entire Borealis Property is approximately 23.5 square miles.

In the 1980s, previous operators of parts of the Borealis Property mined approximately 600,000 ounces of gold from near-surface oxide deposits on the property. Active mining operations were ceased by the prior operators in 1991. Full site reclamation was completed in 1994. Reclamation bonds were released and Echo Bay Mines Limited (the previous operator of the property) relinquished its lease in 1996.

Given the prior production history of the Borealis Property, extensive drilling information exists in our database. Over 2,400 drill holes have been drilled on the property since 1978 and the information compiled by the various owners from this drilling activity is contained in our database.

The Borealis Property contains one large hydrothermal system with at least 13 known gold deposits, some of which are contiguous. There has been historical production from 8 of these deposits. In addition, the property has geological showings of gold mineralization in a number of places, which we believe offers the opportunity to potentially identify additional gold deposits. The known gold deposits include oxidized material, partial oxidized material, and predominantly sulfide material. We believe that numerous examples of favorable geology within the Borealis Property and initial exploration represent opportunities for discovery of additional mineable gold deposits.

The Borealis Property is accessible by gravel road and is located about 16 road miles from Hawthorne, Nevada.

Mineralization and Studies

In May 2005, we initiated a drilling program on the Borealis Property. As of December 31, 2010, we had completed approximately 265 holes representing 158,601 feet of reverse circulation and sonic drilling. A majority of the holes are in the proximity of existing known mineralization.

In April of 2008, we completed a Canadian Institute of Mining compliant, National Instrument 43-101 of the Canadian Securities Administrators report (which we refer to as the Technical Report) that included all drilling results to date, which was furnished to the United States Securities and Exchange Commission (which we refer to as the SEC) as Exhibit 99.1 to our Form 8-K filed on May 12, 2008 and filed pursuant to Canadian securities laws and available on www.sedar.com. The Technical Report details mineralization on our Borealis Property. The Technical Report states that the recommended course of action for us is to increase gold mineralization by completing additional drilling primarily in the previously mined areas, to complete a technical report to determine the feasibility of near term production, and through continued drilling and exploration, delineate possible new mineralization on the Borealis Property.

During September, 2008, we released a preliminary assessment on the development of an oxide heap leach mine on the Borealis Property (which we refer to as the Preliminary Assessment). The Preliminary Assessment was furnished to the SEC as Exhibit 99.1 to our Form 8-K filed on October 7, 2008 and filed pursuant to Canadian securities laws and available on www.sedar.com. The report outlines the possibility of developing a mineable oxidized gold deposit on the Borealis Property. The Preliminary Assessment is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property.

On September 22, 2009, we released our pre-feasibility study entitled “NI 43-101 Pre-Feasibility Study of the Mineral Resources of the Borealis Gold Project Located in Mineral County, Nevada, USA, Revised and Restated” dated September 17, 2009 (which we refer to as the 2009 Study), which was furnished to the SEC as Exhibit 99.2 to our Form 8-K filed on September 22, 2009 and filed pursuant to Canadian securities laws and available on www.sedar.com.

On April 25, 2011, we released an updated pre-feasibility study entitled “NI 43-101 Pre-Feasibility Study Update of the Mineral Resources of the Borealis Gold Project Located in Mineral County, Nevada, USA” dated April 25, 2011, (which we refer to as the Pre-Feasibility Study), which was furnished to the SEC as Exhibit 99.1 to our Form 8-K filed on April 26, 2011 and filed pursuant to Canadian securities laws and available on www.sedar.com. The mineralization data and economic analysis data contained in the Pre-Feasibility Study supercedes and replaces the data contained in the Technical Report, the Preliminary Assessment and the 2009 Study.

Cautionary Note to U.S. Investors: The Pre-Feasibility Study and the 2009 Study use the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with National Instrument 43-101 of the Canadian Securities Administrators. These definitions differ from the definitions in SEC Industry Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The Technical Report, the Preliminary Assessment, the 2009 Study and the Pre-Feasibility Study also use the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Leadership

Our management team is highly experienced, which we are able to leverage to create shareholder value. Our Chief Executive Officer, John L. Key, has more than 32 years of experience managing mining projects, implementing large-scale capital expansions for mining operations and working as a mining engineer. Our management team and board of directors, collectively, have more than 170 years of experience in the industry.

Recent Developments

On January 21, 2011, we closed a private placement financing and raised net proceeds of approximately $1.3 million. We issued 6,500,000 units in such private placement, each unit consisting of one share of our common stock and one-half of a warrant to purchase a share of our common stock. The warrants are exercisable for a period of twenty-four months following the date of issuance at an exercise price of $0.30 per share. The purchasers of the units are entitled to registration rights on the shares of common stock and warrants. We intend to use the net proceeds from the private placement to take preliminary steps to implement the development plan of the Borealis Property as well as for working capital and general corporate purposes.

On April 26, 2011, we announced the release of the Pre-Feasibility Study as described above under the section heading “Prospectus Summary— The Company — Mineralization and Studies.”

About the Company

Gryphon Gold Corporation was formed under the laws of the State of Nevada on April 24, 2003.

Our principal business office, which also serves as our administration and financing office, is located in the United States at 611 N. Nevada Street, Carson City, Nevada, 89703 and our telephone number is (604) 261-2229.

The Offering

Offering:	80,000,000 shares of common stock

Amount:	$10,000,000

Price to the Public:	$0.125 per share

Shares of Common Stock Outstanding After Offering(1):	176,983,632 shares of common stock

Use of Proceeds:	The net proceeds from the sale of the common stock in this offering are estimated to be approximately $9.1 million, after deducting the U.S. underwriter’s and Canadian underwriter’s commissions and fees and estimated offering expenses. We intend to use the net proceeds from this offering to start oxide heap leach operations on our Borealis Property. Specifically, net proceeds will go to construct necessary facilities, purchase necessary equipment, fund the bonding of the affected areas for reclamation and closure, recruit and hire key operating positions, fund four months of mining operations and for general administrative and working capital needs.

Risk Factors:	Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

Listing Symbols:	Our common stock is currently listed on the Over-the-Counter Bulletin Board under the symbol “GYPH.OB” and on the Toronto Stock Exchange under the symbol “GGN”.

(1)	These figures do not include 5,352,500 shares of common stock reserved for issuance pursuant to outstanding stock options, which are exercisable at a weighted average price of $0.37 per share, 9,430,892 shares of common stock reserved for issuance pursuant to outstanding warrants, which are exercisable at a price of $0.26 per share, 2,300,000 shares of common stock issuable upon exercise of warrants issued to the U.S. underwriter and the Canadian underwriter in connection with this offering and 12,000,000 shares of common stock issuable pursuant to the U.S. underwriter’s and Canadian underwriter’s over-allotment option.

To the extent any options are exercised, new options are issued under our equity incentive plans, or we otherwise issue additional shares of common stock or securities exercisable for or convertible into shares of common stock, there will be further dilution to new investors. As of the date of this prospectus, there are 1,197,500 shares of common stock available for issuance under our equity incentive plans.

Summary Financial Data

The following consolidated statements of operations data for the fiscal years ended March 31, 2010 and 2009 and consolidated balance sheet data as at March 31, 2010 and 2009 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following consolidated statements of operations for the nine months ended December 31, 2010 and 2009 and the consolidated balance sheet data as at December 31, 2010 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. This unaudited financial information includes all adjustments, consisting of only normal recurring accruals, which our management considers necessary for the fair presentation of our financial position and results of operations for such interim periods. Our financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Our historical results for any period are not necessarily indicative of our future performance. You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Operating Results” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended				Nine Months Ended
	March 31,				December 31,
	2010		2009		2010		2009
					(Unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue	$	NIL	$	NIL	$	NIL	$	NIL
Loss for the period from continuing operations		$(3,273,757)		$(3,988,457)		$(2,495,617)		$(2,331,595)
Net loss for period		$(2,316,221)		$(9,943,231)		$(1,859,909)		$(2,911,118)
Total loss per share		$(0.04)		$(0.16)		$(0.021)		$(0.045)
Basic and diluted weighted average number of common shares outstanding		68,494,268		61,781,770		88,357,009		64,582,997

	At March 31,		At December 31,
	2010	2009	2010
			(Unaudited)

CONSOLIDATED BALANCE SHEET DATA:
Cash	$937,056	$799,517	$474,076
Total assets	$7,741,552	$7,918,328	$3,711,971
Total current liabilities(1)	$3,273,200	$5,233,444	$277,488
Common stock payable	$—	$—	$88,000
Asset retirement obligation liability	$—	$—	$48,254
Total liabilities	$3,273,200	$5,233,444	$413,742
Deficit accumulated during exploration stage	$(35,202,910)	$(35,774,819)	$(37,062,819)
Total stockholders’ equity	$4,468,352	$2,684,884	$3,298,229

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the notes thereto, before deciding whether to invest in shares of our common stock. Each of these risks could have a material adverse effect on our business, operating results, financial condition and/or growth prospects. As a result, the trading price of our common stock could decline and you might lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

We will require future financing to enable us to continue operations.

We are an early stage company and may not have sufficient capital to fully fund all of our obligations, and we recognize that additional resources are required to enable us to continue operations. Currently, we have sufficient cash on hand to fund limited exploration activity, regulatory permitting, claim maintenance fees, and general and administrative expenses through June 2011. We expect that the proceeds from this offering will provide enough capital to fund the first phase of production for an oxide heap leach mining operation, and that thereafter the profits from the early phases will fund the later phases of production. However, we will require additional financing to meet our general and administrative expenses after June 30, 2011 and for the remainder of the fiscal year and we may require substantial additional financing either for future development activities or if we encounter unexpected costs or delays.

If necessary, we may raise additional funds through debt and/or equity financing. However, access to additional capital may not be available on terms acceptable to us or at all. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration and development or production on any or all of the Borealis Property and any properties we may acquire in the future, or even a loss of our property interest. Further, even if we raise additional capital, there can be no assurance that we will achieve profitability or positive cash flow. If expected significant revenues do not result in positive cash flow and we are unable to raise additional capital, we will not be able to meet our obligations and may have to suspend or cease operations.

At December 31, 2010, we had working capital of $487,645, with average cash expenditure rate of approximately $200,000 per month in a typical month based on the 4 full time employees we have. This level of activity is subject to change based upon future events. At December 31, 2010, current assets consisted of $474,076 in cash, $13,997 in accounts receivable, $4,938 in the current portion of note receivable, and $272,122 in prepaid expenses. At December 31, 2010, current liabilities consisted of $277,488 in accounts payable and accrued liabilities.

Our lease for the Borealis Property is subject to our continuing to perform development work, an activity that requires capital.

Our lease for the Borealis Property, which includes claims covering the principal deposits, states that after January 24, 2009 (twelve years from the effective date of the lease) we must be engaged in active mining, development or processing to automatically extend the term of the lease. Development is defined to mean work or construction in preparation for mining or processing a proven or possible reserve, including further exploration of development drilling of such a reserve. If we do not perform any qualifying development activities within a 365-day period, we are subject to losing our lease rights in the Borealis Property. If projected initial capital costs or operating costs for development of the heap leach mine at the Borealis Property exceed current projections, mine development is delayed or estimated potential production revenues are delayed or less than projected, without additional financing in the future, we may not be able to continue our development process and we may lose the lease to the Borealis Property.

We may not be able to exercise the option to buy down the royalty on our Borealis Property which would adversely affect our ability to put the property into production.

On August 22, 2008, we entered into a 12-month option agreement, at a cost of $250,000, to amend the Borealis Property mining lease. If exercised, the net smelter return royalty rate will be fixed at 5%, versus the current uncapped variable rate. Payment upon exercise is $1,750,000 in cash, 7,726,250 of shares of our common stock (subject to obtaining approval from the TSX) and a three-year, $1,909,500 5% note payable. The option period can and was extended for an additional six months for a payment of $125,000 that was settled through the issuance of our common stock. On February 12, 2010, we entered into an agreement to extend the option agreement from February 22, 2010 until August 22, 2010 and the extension of the Condemnation Period from August 22, 2010 to August 22, 2011. As consideration for entering into the agreement we agreed to pay $150,000 to the lessors comprised of cash in the amount of $25,000 and shares of our common stock equal to $125,000, calculated based on eighty percent of the average five day closing price immediately prior to the payment date. On August 11, 2010, the option was extended until February 22, 2011 for a cash payment of $150,000.

On February 22, 2011, the option agreement was amended by agreement of the parties. The amended option agreement extends the option on a month-to-month basis for up to six months beginning February 22, 2011 in consideration for $25,000 per month payable by us to the lessors. Under the terms of the amended option agreement, we have agreed to exercise the option and fix the net smelter return royalty at 5% on the tenth business day following the closing of any offering by us to raise $8 million or more and the leaseholders have agreed to accept a two year, 5% promissory note in the principal amount of $1.6 million in lieu of a portion of the original $1,750,000 cash payment due on exercise of the option. Upon exercise of the option, we will pay the leaseholders $150,000 in cash, the $1.6 million promissory note, 5,000,000 shares of common stock at a deemed value of $0.40 per share, subject to approval of the TSX, and a convertible promissory note in the principal amount of $3 million.

There can be no assurance that we will be able to exercise the option to buy down the royalty on our Borealis Property or obtain TSX approval in respect of the issue of shares of common stock required in connection with the exercise of such option. If we are unable to exercise the option, our ability to put the Borealis Property into production would be adversely affected by the current royalty structure. This may make the Borealis Property less profitable or prevent us from putting the Borealis Property into production, which would adversely affect our future results of operations.

Current global financial conditions have made access to financing more difficult.

Since the fall of 2008 there has been severe deterioration in global credit and equity markets. This has resulted in the need for government intervention in major banks, financial institutions and insurers, and has also led to greater volatility, increased credit losses and tighter credit conditions. These unprecedented disruptions in the credit and financial markets have had a significant adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations.

We have no history of producing metals from our mineral property and there can be no assurance that we will successfully establish mining operations or profitably produce precious metals.

We have no history of producing metals from the Borealis Property. While our plan is to move the Borealis Property into the development stage, production there will be subject to completing construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, we are subject to all of the risks associated with establishing new mining operations and business enterprises including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the ability to find sufficient gold reserves to support a mining operation;

•	the availability and costs of skilled labor and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	compliance with environmental and other governmental approval and permit requirements;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials, supplies, and other costs.

The costs, timing and complexities of mine construction and development may be increased by the remote location of the Borealis Property. In addition, we do not have previous experience working with the companies with whom we have contracted to perform the mining operations. It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up; delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations or that we will successfully establish mining operations or profitably produce metals at any of our properties.

Historical production on the Borealis Property may not be indicative of the potential for future development.

The Borealis mine actively produced gold in the 1980s, but we currently have no commercial production at the Borealis Property and have never recorded any revenues from gold production. You should not rely on the fact that there were historical mining operations at the Borealis Property as an indication that we will ever have future successful commercial operations at the Borealis Property. We expect to continue to incur losses unless and until such time, if ever, as our property enters into commercial production and generates sufficient revenues to fund our continuing operations. The development of new mining operations at the Borealis Property will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not be able to place the Borealis Property into production or generate any revenues or achieve profitability.

Our exploration activities on the Borealis Property may not be commercially successful, which could lead us to abandon our plans to develop the property and our investments in exploration.

Our long-term success depends on our ability to identify additional mineral deposits on the Borealis Property and other properties we may acquire, if any, that we can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold exploration is determined in part by the following factors:

•	the identification of potential gold mineralization based on surficial analysis;

•	availability of government-granted exploration permits;

•	the quality of our management and our geological and technical expertise; and

•	the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing. We cannot assure you that we will discover or acquire any mineralized material in sufficient quantities on any of our properties to justify commercial operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that our development activities will result in profitable mining operations.

We plan to estimate operating and capital costs for the Borealis Property based on information available to us and that we believe to be accurate. However, costs for labor, regulatory compliance, energy, mine and plant equipment and materials needed for mine development and construction may significantly fluctuate. In light of these factors, actual costs related to our proposed mine development and construction may exceed any estimates we may make. We do not have an operating history upon which we can base estimates of future operating costs related to the Borealis Property, and we intend to rely upon our future economic feasibility of the project and any estimates that may be contained therein. Studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in feasibility studies may differ significantly from actual costs, and there can be no assurance that our actual capital and operating costs will not be higher than anticipated or disclosed.

In addition, any calculations of cash costs and cash cost per ounce may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

A shortage of critical equipment, supplies and resources could adversely affect our operations.

We are dependent on certain equipment, supplies and resources to carry out our mining operations, including input commodities, drilling equipment and skilled labor. A shortage in the market for any of these factors could cause unanticipated cost increases and delays in delivery times, which could in turn adversely impact production schedules and costs.

Operations at the Borealis Property will require a significant amount of water. The Borealis Property is located in an arid region with an over-appropriated water basin. Successful mining and processing will require careful control of project water usage and efficient reclamation of project solutions back into the process.

The figures for our mineralization are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this prospectus and in our filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our non-independent, internal geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that:

•	these estimates will be accurate;

•	reserve or other mineralization estimates will be accurate; or

•	this mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization may affect the economic viability of placing a property into production and a property’s return on capital.

Because we have not started mine construction at our Borealis Property and have not commenced actual production, mineralization estimates, including reserve estimates, for the Borealis Property may require adjustments or downward revisions based upon actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by our feasibility studies and drill results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. The mineralization estimates contained in this prospectus, reports filed with or furnished to the SEC and press releases have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Declines in market prices for gold and silver may render portions of our mineralization, reserve estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of our Borealis Property. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition.

Changes in the market price of gold, silver and other metals, which in the past has fluctuated widely, will affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from our mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond our control, including:

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies;

•	interest rates;

•	global or regional political, financial, or economic conditions;

•	supply and demand for jewelry and industrial products containing metals; and

•	sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

We do not currently engage in commodity hedging, either for inputs or for future sales of gold or other precious metals.

A decrease in the market price of gold and other metals could affect the commercial viability of our Borealis Property and our anticipated development and production assumptions. Lower gold prices could also adversely affect our ability to finance future development at the Borealis Property, all of which would have a material adverse effect on our financial condition and results of operations. There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Mining involves various types of risks and hazards, including:

•	environmental hazards;

•	power outages;

•	metallurgical and other processing problems;

•	unusual or unexpected geological formations;

•	flooding, fire, explosions, cave-ins, landslides and rock-bursts;

•	inability to obtain suitable or adequate machinery, equipment, or labor;

•	metals losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

We do not insure against all risks to which we may be subject in our planned operations.

We currently maintain insurance to insure against general commercial liability claims and losses of equipment. Our insurance will not cover all of the potential risks associated with a mining company’s operations, and we may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, we expect that insurance against certain hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of our size and financial means.

We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry.

Losses from events that are not covered by our insurance policies may cause us to incur significant costs that could negatively affect our financial condition and ability to fund our activities on the Borealis Property. A significant loss could force us to terminate our operations.

We are subject to significant governmental regulations.

Our primary properties, operations and exploration and development activities are in Nevada and are subject to extensive federal, state, and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development of mines, production and post-closure reclamation;

•	exports controls;

•	price controls;

•	regulations concerning business dealings with native groups;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in us incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

All of our exploration and potential development and production activities are in the United States and are subject to regulation by governmental agencies under various environmental laws. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.

If and when production begins at the Borealis Property, operations will involve the use of sodium cyanide, which is a toxic material. The use of sodium cyanide is normal for the industry, and appropriate steps are taken to prevent leakage into the environment. However, if the material is discharged, we could incur significant liabilities associated with containment and clean-up, against which we might not be insured.

Additionally, our operations result in emissions of greenhouse gases, which may be subject to increased regulation in the future. In general, environmental legislation is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations requires significant capital outlays, and future changes in these laws and regulations may cause material changes or delays in our financial position, operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse impact on the feasibility of our operations at the Borealis Property, or some portion of our business, causing us to re-evaluate those activities at that time.

Land reclamation requirements for our Borealis Property may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We have set up a provision for our reclamation obligations at the Borealis Property, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our operations require us to obtain government permits and approvals.

Permits and approvals from various government agencies, such as the United States Forest Service, are required in order to enter production on the Borealis Property. All major operating permits are currently in place, but there are still some additional minor permits or permit modifications to be secured. Though these additional permits should be easy and straightforward to obtain, there can be no assurance that delays will not occur in connection with obtaining these additional permits or later renewing the existing ones. In addition, our permits may be revoked in the future for failure to comply with applicable regulations or for other reasons that may be beyond our control.

We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

We are dependent on the services of key executives including, John L. Key, CEO, Matthew A. Fowler, Interim CFO, and other highly skilled and experienced consultants focused on bringing our Borealis Property into production and managing our interests and on-going exploration programs on our other properties. Our management is also responsible for the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our development activities may have a material adverse effect on our business or future operations. The failure to hire qualified people for these positions could adversely affect planned operations of the Borealis Property. We do not maintain key-man life insurance on any of our key management employees.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is intensely competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have an advantage over us. We face strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than us. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. As a result of this competition, we may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms we consider acceptable or at all.

Title to the Borealis Property may be subject to other claims, which could affect our property rights and claims.

Although we believe we have exercised commercially reasonable due diligence with respect to determining title to properties we own or control through the Borealis Mining Company and the claims that are subject to the Borealis Property mining lease, there is no guarantee that title to such properties will not be challenged or impugned. The Borealis Property may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could impair development and/or operations. This is particularly the case in respect of those portions of the Borealis Property in which we hold our interest solely through a lease with the claim holders, as such interest is substantially based on contract and has been subject to a number of assignments (as opposed to a direct interest in the property).

All of the mineral rights to the Borealis Property consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the U.S. General Mining Law, including the requirement of a proper physical discovery of valuable minerals within the boundaries of each claim and proper compliance with physical staking requirements. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the federal government. The validity of an unpatented mining or millsite claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented mining claims.

There are differences in U.S. and Canadian practices for reporting reserves and resources.

We are a reporting issuer in Canada and report under Canadian reporting standards outside the United States. Our disclosure outside the United States differs from the disclosure contained in our SEC filings. We generally furnish our disclosure released outside the United States with the SEC as Regulation FD disclosure.

Our reserve and resource estimates disseminated outside the United States are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are generally not permitted in disclosure filed with the SEC. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in disclosure released outside the United States, or in the documents incorporated herein by reference, may not be comparable to information made public by other United States companies subject to the reporting and disclosure requirements of the SEC.

We will be required to locate mineral reserves for our long-term success.

Mines have limited lives based on proven and probable mineral reserves that are depleted in the course of production. To ensure continued viability we must offset depleted reserves by replacing and expanding our mineral reserves, through further exploration at existing properties and/or the acquisition of new properties. Even if additional reserves are discovered, the process from exploration to production can take many years, during which the economic feasibility of production may change. Therefore, our ability to maintain or increase annual production of gold and other base or precious metals once the Borealis Property is restarted, if at all, will be dependent almost entirely on our ability to bring new mines into production.

Our directors and officers may have conflicts of interest as a result of their relationships with other companies.

Certain of the directors and officers of Gryphon Gold have served as officers and directors for other companies engaged in natural resource exploration and development and may also serve as directors and/or officers of other companies involved in natural resource exploration and development.

Legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of rules and regulations which govern publicly-held companies. Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. We are a small company with a very limited operating history and no revenues or profits, which may influence the decisions of potential candidates we may recruit as directors or officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

While we believe we have adequate internal control over financial reporting, we may be required to provide an auditors attestation on the effectiveness of our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such attestation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting in our annual report on Form 10-K for the year ended March 31, 2010. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.

We are currently a “smaller reporting company” as defined under the rules and regulations of the SEC, and therefore, do not have to provide an auditor’s report on the effectiveness of such internal control over financial reporting pursuant to recent changes to Section 404 of the Sarbanes-Oxley Act of 2002. However, if we lose our status as a “smaller reporting company” in the future, we would be required in our annual report on Form 10-K for the following fiscal year to provide an attestation report from our auditors on the effectiveness of such internal control over financial reporting.

While we have evaluated our internal control over financial reporting and have concluded that our internal control over financial reporting is effective, our auditors have not conducted the evaluation necessary to provide an attestation report on the effectiveness of our internal control over financial reporting. During the auditor’s evaluation and testing process, they may identify one or more material weaknesses in our internal control over financial reporting, and they will be unable to attest that such internal control is effective. If our auditors are unable to attest that our internal control over financial reporting is effective, if and when required, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Risks Related To Our Securities

Broker-dealers may be discouraged from effecting transactions in shares of our common stock because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our common stock has traded below $5.00 per share throughout its trading history. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

A broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

Our historic stock price has been volatile and purchasers of our common stock could incur substantial losses.

Historically, our stock price has been volatile. The stock market in general, particularly recently, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell our common stock at or above their respective purchase prices. The market price for our common stock may be influenced by many factors, including, but not limited to, variations in our financial results or those of companies that are perceived to be similar to us, investors’ perceptions of us, the number of our shares available in the market, future sales of our common stock and securities convertible into our common stock, and general economic, industry and market conditions. In addition, in the past two to three years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of our management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

With respect to forward-looking statement and information contained in this prospectus, we have made assumptions regarding, among other things:

•	the future price of gold;

•	estimates related to future costs of production, establishing mining operations, capital requirements, operating and exploration expenditures;

•	continued government regulation of mining operations in accordance with past regulatory practices;

•	our ability to phase-in production at the Borealis Property to reach full production within expected timeframes;

•	our ability to complete the offering of our shares of common stock contemplated by this prospectus; and

•	our ability to raise any additional capital required to fund our exploration, development and working capital requirements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the timing and possible outcome of pending regulatory and permitting matters;

•	the timing and outcome of our possible feasibility study;

•	the parameters and design of any potential mining facilities on the Borealis Property;

•	future financial or operating performances of Gryphon Gold, its subsidiaries, and its projects;

•	the estimation of mineralization and the realization of mineral reserves, if any, based on mineralization estimates;

•	the timing of exploration, development, and production activities and estimated future production, if any;

•	estimates related to future costs of production, establishing mining operations, capital requirements, operating and exploration expenditures;

•	use of proceeds of this offering;

•	requirements for additional capital and our ability to raise additional capital;

•	government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses;

•	title disputes or claims;

•	limitations of insurance coverage; and

•	the future price of gold, silver, or other minerals.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Operating Results” of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $9.1 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the U.S. underwriter’s and Canadian underwriter’s over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $1.3 million.

We intend to use the net proceeds from this offering to start heap leach operations on our Borealis Property. Based on the Board of Directors’ Plan ground breaking would be scheduled for June 2011 with completion of construction of the leach pad and 2 process ponds, carbon columns with pumps and piping, and office with support facilities scheduled in late August or early September 2011. The reclamation and closing bond would be funded by the time ground breaking begins and the remaining would fund the required operating capital for the first four months of operations.

We anticipate using the net proceeds from this offering as follows:

Building of facilities at Borealis Property and purchase of equipment (includes building the leach pad and 2 waste ponds, purchase and installation of carbon columns with pumps and piping, mobilization, power, construction of office and support facilities and completion of water system design and installation)
Approximately $4.2 million
Reclamation and closing bonds	Approximately $3.0 million
Costs of mining operations (four months)	Approximately $1.9 million

Any additional net proceeds received from exercise of the over-allotment option, if any, will be applied to cover the working capital contingency of $0.75 million for the initial construction costs at the Borealis Property and to cover general and administrative expenses.

Until such time as the net proceeds of the offering are used as described above, we intend to invest the net proceeds primarily in bank deposits or other substantially similar secure deposits in financial institutions.

The expected use of net proceeds of this offering represents our intentions based on our current plans and business conditions. The amounts and timing of our actual expenditures will depend on numerous factors. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Additionally, we may use a portion of the net proceeds of this offering to finance acquisitions of, or investments in, competitive and complementary businesses or products as a part of our growth strategy. However, we currently have no commitments or plans with respect to any such acquisitions or investments.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the Toronto Stock Exchange (TSX) and is quoted on the Over-the-Counter Bulletin Board in the United States. Our common stock commenced trading on the TSX on December 22, 2005. Before trading on the TSX our stock was not publicly traded on any exchange. On June 1, 2006, our stock became eligible to be quoted on the Over-the-Counter Bulletin Board market in the United States.

The following table sets forth the high and low sales prices of our common stock on the TSX for the monthly and quarterly periods indicated:

Period	High		Low		Volume

May 2011 (through May 12)	Cdn.$	0.17	Cdn.$	0.15	857,235
April 2011	Cdn.$	0.17	Cdn.$	0.14	2,228,100
March 2011	Cdn.$	0.22	Cdn.$	0.13	6,742,900
February 2011	Cdn.$	0.24	Cdn.$	0.20	1,938,400
January 2011	Cdn.$	0.245	Cdn.$	0.215	3,045,913
December 2010	Cdn.$	0.24	Cdn.$	0.19	3,082,500
November 2010	Cdn.$	0.28	Cdn.$	0.20	2,696,800
October 2010	Cdn.$	0.28	Cdn.$	0.15	5,209,200
September 2010	Cdn.$	0.18	Cdn.$	0.10	2,556,100
August 2010	Cdn.$	0.15	Cdn.$	0.09	880,700
July 2010	Cdn.$	0.12	Cdn.$	0.09	463,100
June 2010	Cdn.$	0.15	Cdn.$	0.10	731,900
May 2010	Cdn.$	0.18	Cdn.$	0.12	593,900
April 2010	Cdn.$	0.20	Cdn.$	0.14	1,124,800
March 2010	Cdn.$	0.17	Cdn.$	0.13	793,100
February 2010	Cdn.$	0.20	Cdn.$	0.15	1,028,800
January 2010	Cdn.$	0.23	Cdn.$	0.16	2,412,000
2011
First Quarter	Cdn.$	0.245	Cdn.$	0.13	11,727,700
Second Quarter (through May 12)	Cdn.$	0.17	Cdn.$	0.14	3,085,335
2010
First Quarter	Cdn.$	0.23	Cdn.$	0.13	4,233,900
Second Quarter	Cdn.$	0.20	Cdn.$	0.10	2,450,600
Third Quarter	Cdn.$	0.18	Cdn.$	0.09	3,899,900
Fourth Quarter	Cdn.$	0.28	Cdn.$	0.15	10,988,500
2009
First Quarter	Cdn.$	0.22	Cdn.$	0.11	2,872,800
Second Quarter	Cdn.$	0.25	Cdn.$	0.14	2,053,600
Third Quarter	Cdn.$	0.31	Cdn.$	0.10	3,819,200
Fourth Quarter	Cdn.$	0.33	Cdn.$	0.17	5,943,800
2008
Third Quarter	Cdn.$	0.44	Cdn.$	0.21	2,614,100
Fourth Quarter	Cdn.$	0.23	Cdn.$	0.05	4,586,400

The following table sets forth the high and low bid prices of our common stock on the Over-the-Counter Bulletin Board for the quarterly periods indicated. Such prices reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions

Period	High	Low

2011
First Quarter	$0.25	$0.127
Second Quarter (through May 12)	$0.18	$0.1377
2010
First Quarter	$0.23	$0.123
Second Quarter	$0.19	$0.10
Third Quarter	$0.18	$0.061
Fourth Quarter	$0.28	$0.13
2009
First Quarter	$0.17	$0.088
Second Quarter	$0.21	$0.11
Third Quarter	$0.28	$0.0985
Fourth Quarter	$0.29	$0.162
2008
Third Quarter	$0.45	$0.20
Fourth Quarter	$0.35	$0.04

As of May 12, 2011, the last reported sale price of our common stock was $0.18 per share on the Over-the-Counter Bulletin Board and Cdn.$0.15 per share of the Toronto Stock Exchange.

As of May 12, 2011, we had 96,983,632 shares of common stock issued and outstanding, held by approximately 2,100 registered shareholders.

PRIOR SALES

The following table sets forth details of the price at which securities have been issued or are issuable by us, the number of securities issued at that price and the date on which the securities were issued in the 12-month period prior to the date of this prospectus:

			Issue or Exercise
Date of Issue	Type of Securities	Number	Price per Security	Reason for Issue

February 5, 2010	Common	4,000,000	$0.50	Conversion of $2.5 million principal amount of convertible note
February 18, 2010	Common	10,897,353	Cdn.$0.17	Private financing to fund working capital
February 18, 2010	Warrants	5,448,677	$0.25	Warrants issued in connection with private financing
February 18, 2010	Options	990,500	$0.21	Compensation to brokers
March 22, 2010	Common	939,016	$0.13	Satisfaction of amounts due under lease
June 17, 2010	Common	1,464,429	Cdn.$0.14	Private financing to fund working capital
June 17, 2010	Warrants	732,214	$0.20	Warrants issued in connection with private financing
August 23, 2010	Common	1,500,000	$0.20	Consideration for amendment to terms of convertible note(1)
September 20, 2010	Restricted Stock Units	275,000	—	Employee compensation
December 2, 2010	Common	150,000	Cdn.$0.21	Investor relations contract
January 14, 2011	Common	100,000	Cdn.$0.23	Investor relations contract
January 21, 2011	Common	6,500,000	Cdn.$0.20	Private financing to fund working capital
January 21, 2011	Warrants	3,250,000	$0.30	Warrants issued in connection with private financing
January 28, 2011	Common	300,000	Cdn.$0.24	Investor Relations Contract
February 15, 2011	Common	223,500	$0.21	Common stock issued upon exercise of Broker Warrants

(1)	Our obligations under the Convertible Note due March 30, 2012 were assumed by a third party effective April 23, 2010.

DIVIDEND POLICY

We have not declared or paid any dividend since inception on our common stock. We do not anticipate that we will declare or pay dividends in the foreseeable future on our common stock.

CONSOLIDATED CAPITALIZATION

Since December 31, 2010, we have issued 6,500,000 shares of common stock on January 21, 2011, in relation to our private financing, 100,000 shares of common stock on January 18, 2011, for an investor relations contract, 300,000 shares of common stock on January 28, 2011, for an investor relations contract and 223,500 shares of common stock on February 15, 2011, upon exercise of broker warrants.

The following table sets forth our cash and consolidated capitalization as at December 31, 2010 on an actual basis and as adjusted to give effect to the distribution of the shares of our common stock offered under this prospectus after deducting the underwriting discount and commissions and the estimated expenses of the offering payable by us (assuming the application of the net proceeds from this offering as described under the section entitled “Use of Proceeds”).

The table should be read in conjunction with our audited annual consolidated financial statements as at and for the year ended March 31, 2010, our unaudited consolidated financial statements as at and for the three and nine months ended December 31, 2010, in each case including the notes thereto, and the management’s discussion and analysis thereof.

	As at
	December 31, 2010
		As Adjusted
		for January 21,
		2011	As Adjusted
		Private	for this
	Actual	Placement	Offering(2)
	(Unaudited)	(Unaudited)	(Unaudited)

Cash	$474,076	$1,616,203	$9,564,079(3)

Shareholders’ equity
Share Capital: Authorized capital stock consists of 250,000,000 shares of common stock with a par value of $0.001 per share and 15,000,000 preferred shares with a par value of $0.001 per share; 89,860,132 shares of common stock issued and outstanding as of December 31, 2010; 96,360,132 shares of common stock issued and outstanding as adjusted for the January 2011 private placement and 176,983,632 shares of common stock as adjusted for this offering(1)	89,860	96,360	176,984
Additional paid-in capital	40,271,188	41,502,082	49,664,674
Deficit accumulated during the exploration stage	(37,062,819)	(37,164,043)	(37,923,487)

Total Stockholder’s Equity	3,298,229	4,434,399	11,918,171

Total Capitalization	$3,298,229	$4,434,399	$11,918,171

(1)	These figures do not include 4,937,500 shares of common stock reserved for issuance pursuant to outstanding stock options, which are exercisable at a weighted average price of $0.41 per share, 7,171,382 shares of common stock reserved for issuance pursuant to outstanding warrants, which are exercisable at a price of $0.22 per share, as at December 31, 2010. Additionally, the As Adjusted issued and outstanding for January 21, 2011 Private Placement and the As Adjusted issued and outstanding for this Offering does not include 3,250,000 shares of common stock issuable pursuant to warrants issued after December 31, 2010.

(2)	Does not include 2,300,000 shares of common stock issuable upon exercise of the U.S. underwriter’s and the Canadian underwriter’s warrants issued pursuant to this offering or 12,000,000 shares of common stock issuable upon exercise of the U.S. underwriter’s and Canadian underwriter’s over-allotment option. Assuming exercise of all the warrants and the over-allotment option, the aggregate shares of common stock outstanding would be 191,283,632. Does not include 3,250,000 shares of common stock issuable pursuant to warrants issued after December 31, 2010.

(3)	Represents current cash of $464,079 as at May 12, 2011 plus $9,100,000 anticipated net proceeds from this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
OPERATING RESULTS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

In May 2005, we initiated a drilling program on our Borealis Property in the State of Nevada (which we refer to as the Borealis Property). As of December 31, 2010, approximately 265 holes and 158,601 feet of reverse circulation drilling have been completed. A majority of the holes were in the area of existing mineralization in order to allow us to start a feasibility study with the aim of identifying gold reserves and, if economically feasible, building a mine.

In April of 2008, we completed the Technical Report that included all drilling results to date, which was furnished to the SEC as Exhibit 99.1 to our Form 8-K filed on May 12, 2008. The Technical Report details mineralization on our Borealis Property. The Technical Report states that the recommended course of action for us is to increase gold mineralization by completing additional drilling primarily in the previously mined areas, to complete a technical report to determine the feasibility of near term production, and through continued drilling and exploration, delineate possible new mineralization on the Borealis Property.

During September 2008, we released the Preliminary Assessment on the development of an oxide heap leach mine on the Borealis Property. The Preliminary Assessment was furnished to the SEC as Exhibit 99.1 to our Form 8-K as filed on October 7, 2008 and filed pursuant to Canadian securities laws and available on www.sedar.com. The report outlines the possibility of developing a mineable oxidized gold deposit on the Borealis Property. Gryphon Gold is undertaking a detailed economic evaluation of the potential for developing an open-pit heap leach gold mining operation on the Borealis Property. The Preliminary Assessment is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property.

A water well necessary for the construction of an oxide heap leach mine was installed during the quarter ended June 30, 2008.

Two water monitoring wells were installed during the quarter ended September 30, 2008. Under our permits, a water-monitoring program must be active for at least six months prior to the placement of material on a leach pad, and these wells were therefore necessary prior to the start of any leaching operation.

On July 15, 2009, we announced the completion and results of our 2009 Study for the development of the Borealis Property. On September 22, 2009, we filed our 2009 Study with securities regulatory authorities in Canada, pursuant to Canadian securities laws and the rules of Toronto Stock Exchange, and furnished it to the SEC as Exhibit 99.1 to our Form 8-K, filed on September 22, 2009. The 2009 Study shows an average annual production of over 50,000 ounces a year gold-equivalent for five years, $22.6 million in initial capital costs (consisting of initial construction costs of $14.8 million (including a $1 million contingency), bonding costs of $3 million, $3.5 million in working capital and $1.3 million in additional indirect capital costs) and average life of mine cash operating cost of $476 per ounce of gold. The 2009 Study is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property

On April 25, 2011, we released the Pre-Feasibility Study for the development of the Borealis Property, which was furnished to the SEC as Exhibit 99.1 to our Form 8-K filed on April 26, 2011 and filed pursuant to Canadian securities laws and available on www.sedar.com. The mineralization data and economic analysis data contained in the Pre-Feasibility Study supercedes and replaces the data contained in the Technical Report, the Preliminary Assessment and the 2009 Study. The Pre-Feasibility Study evaluated a potential oxide heap leach mining and production operation on the Borealis Property and estimated that such an operation would have a six-year mine life with an average annual production in excess of 42,000 ounces per year gold equivalent and require $12.7 million in initial capital costs (consisting of initial construction costs of $8.61 million, bonding costs of $3 million,

$0.41 million in additional indirect capital costs and a $0.75 million contingency) with an average life-of-mine cash operating cost of $851 per ounce of gold. Life of mine capital costs include $12.9 million in direct costs, $8.86 million of indirect costs, $1.2 million of contingency costs, for total life of mine capital costs of $23 million. The Pre-Feasibility Study is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property.

On October 15, 2009, a second water production well was installed. Under our water rights permit for the Borealis Property, this well needed to be installed by December 31, 2009 in order to keep our permit active.

During the nine months ended December 31, 2010, three separate drilling programs were completed on the Borealis Property. The first program consisted of 21 holes for 5,795 feet of reverse circulation drilling, the second consisted of 3 holes for 110 feet of metallurgical core drilling, and the third was 28 holes of reverse circulation drilling for 1630 feet. As of December 30, 2010, we had completed approximately 252 holes and 149,430 feet of reverse circulation drilling and 3 holes and 110 feet of metallurgical core drilling have been completed on the Borealis Property. All the holes were in area of existing mineralization and were drilled to confirm certain resources contained in the 2009 Study, which we released in 2009.

Cautionary Note to U.S. Investors:  The Pre-Feasibility Study and the 2009 Study use the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with National Instrument 43-101 of the Canadian Securities Administrators. These definitions differ from the definitions in Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The Technical Report, the Preliminary Assessment, the 2009 Study and the Pre-Feasibility Study also use the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by National Instrument 43-101 of the Canadian Securities Administrators; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Administration and Capital Resource Activities

On December 31, 2009, Mr. Michael K. Longinotti resigned as Chief Financial Officer.

On January 6, 2010, we announced that R. William Wilson had been appointed as our interim Chief Financial Officer. On May 28, 2010, Mr. Wilson resigned as Chief Financial Officer and Matthew A. Fowler of Sharp Executive Associates, Inc. was appointed as our Interim Chief Financial Officer.

On February 5, 2010, we and Gerald W. and Fabiola Baughman (who we refer to as the Debt holders) entered into Amendment No. 1 to the Option Agreement dated August 5, 2008 (which we refer to as Amendment No. 1) pursuant to which, among other items, (i) we obtained the right, in lieu of the $500,000 cash payment, to issue a $500,000 promissory note to the Debt holders payable on the earlier of the receipt of proceeds $500,000 from a contemplated private placement or February 19, 2010; (ii) to delete certain unmet conditions required to be satisfied by us in connection with the exercise of the Option; and (iii) update the schedule of properties listed to secure repayment of the Amended Note.

As consideration for entering into Amendment No. 1, on February 5, 2010, we and the Debt holders entered into an Option Consideration Agreement (which we refer to as the Option Consideration Agreement) pursuant to which we agreed to (i) issue the Debt holders 1,500,000 of our shares of common stock and (ii) amend the terms of the Amended Note to reduce the conversion price (which we refer to as the Amendment Consideration), which Amendment Consideration was subject to obtaining the approval of our shareholders and Toronto Stock Exchange approval (which we refer to as the Approvals). The conversion price of Amended Note was amended upon receipt of such Approvals to be convertible at $0.60 per share from February 5, 2010 through March 30, 2010, at $0.70 per share from March 31, 2010 through March 30, 2011 and at $0.80 per share from March 31, 2011 to March 30, 2012.

On February 5, 2010, we exercised the Option to restructure our 5% convertible note in the principal amount of $5,000,000 (which we refer to as the Convertible Note) by converting $2,500,000 of principal of the Convertible Note, through the issuance of 4,000,000 shares of our common stock and a promissory note in the principal amount of $500,000 to the Debt holders and issuing the Amended Note for the remaining $2,500,000 of principal of the Convertible Note to the Debt holders due and payable on March 30, 2012.

On February 12, 2010, we and Richard J. Cavell TTTEE F/T Richard J. Cavell Trust dated 02/23/1994 (which we refer to as the Cavell Trust), Hardrock Mining Company and John W. Whitney (which, collectively, we refer to as the Lessors) entered into Amendment No. 2 to the Option Agreement Amendment to Mining Lease dated August 22, 2008 (which we refer to as the Mining Lease Option Agreement). Pursuant to Amendment No. 2, the Mining Lease Option Agreement was amended to provide for the extension of the option term (as defined in the Mining Lease Option Agreement) from February 22, 2010 until August 22, 2010 and the extension of the Condemnation Period as defined in the Mining Lease Option Agreement) from August 22, 2010 to August 22, 2011. As consideration for entering into Amendment No. 2 to the Mining Lease Option Agreement, we agreed to pay the Lessors $150,000 comprised of cash in the amount of $25,000 and shares of our common stock equal to $125,000, calculated based on eighty percent of the average five day closing price immediately prior to the payment date.

On February 18, 2010, we closed the private placement announced on January 22, 2010 and issued 10,897,353 units at a purchase price of Cdn.$0.17 per unit for gross proceeds of $1,762,701 (Cdn.$1,852,550). Each unit consists of one share of common stock and one half of one common stock purchase warrant. Each whole common stock purchase warrant is exercisable for a period of two years from the date of closing of the private placement to purchase one additional share of common stock at an exercise price of $0.25. The units were offered for sale directly by us. In connection with the private placement, we paid qualified registered dealers cash commissions in the aggregate amount of $162,003 (Cdn.$170,261) and has issued to such qualified registered dealers compensation options to acquire up to 990,500 shares of our common stock, exercisable at a price of $0.21 for a period of up to twelve months from the date of closing of the private placement.

On March 7, 2010, Gerald W. Baughman resigned from his positions as an employee, officer and director of the Company in order to pursue other business opportunities. We and Mr. Baughman entered into a separation agreement for the purpose of facilitating a transition of Mr. Baughman’s duties as an employee, officer and director of the Company. Under the terms of the separation agreement, Mr. Baughman’s employment agreement was terminated and we agreed to pay Mr. Baughman $50,000 to assist in the transition period following his resignation.

On April 23, 2010, we sold our wholly owned subsidiary, Nevada Eagle Resources LLC (which we refer to as Nevada Eagle) to Fronteer Development (USA) Inc. (which we refer to as Fronteer) for $4,750,000. Fronteer paid $2,250,000 in cash and $2,500,000 by assuming our obligations under the Convertible Note, which was retired. In addition, we retained the Copper Basin property located in Idaho.

On June 16, 2010, we closed the private placement with Sage Gold, Inc. (which we refer to as Sage) and issued 1,464,429 units at a purchase price of Cdn.$0.14 per unit for gross proceeds of $200,000 (Cdn.$205,000). Each unit consisted of one share of common stock and one half of one common stock purchase warrant. Each whole common stock purchase warrant is exercisable for a period of two years from the date of closing of the private placement to purchase one additional share of common stock at an exercise price of $0.20.

On August 2, 2010, Lisanna M. Lewis was appointed as one of our Vice Presidents. Ms. Lewis also serves as our Controller, Treasurer and Secretary.

On January 21, 2011, we closed a private financing and raised net proceeds of approximately $1.3 million. We issued 6,500,000 units in a private placement, each unit consisting of one share of our common stock and one-half of a warrant to purchase a share of our common stock. The warrants are exercisable for a period of twenty-four months following the date of issuance at an exercise price of $0.30 per share. The purchasers of the units are entitled to registration rights on the shares of common stock and warrants. We intend to use the net proceeds from the private placement to take preliminary steps to implement the development plan of the Borealis Property as well as for working capital and general corporate purposes.

After completing this financing, we had $1,640,019 cash on hand.

Fiscal 2012 Plan of Operations

Our long-term plan is to focus on moving the Borealis Property into production through the development of an oxide heap leach mine, produce a scoping study on the Graben sulphide deposit, and continue exploration in the pediment areas of the Borealis Property.

During April 2011, we released the Pre-Feasibility Study on the development of an oxide heap leach mine. We plan to perform more drilling to expand the oxide base and take other steps as necessary to advance the potential oxide heap leach mine. We will also consider extension drilling, focused on the expansion of the Graben deposit and exploration drilling for new gold deposits within the two newly identified potentially gold-bearing hydrothermal systems in the pediments.

We recognize that additional resources are required to enable us to continue operations. Our objective is to raise additional funds through debt and/or equity financing, or through other means that we deem necessary. However, no assurance can be given that we will be successful in raising additional capital. Further, even if we raise additional capital, there can be no assurance that we will achieve profitability or positive cash flow. If we are unable to raise additional capital and expected significant revenues do not result in positive cash flow, we will not be able to meet its obligations and may have to suspend or cease operations.

We intend to continue to take all steps necessary to preserve our rights to the Borealis Property under the existing terms of the property lease. We also expect to work with the United States Forest Service with the objectives of maintaining our permits under the Plan of Operations submitted to the United States Forest Service (which we refer to as the Plan of Operations) and obtaining necessary permits for the construction of the leach pad.

The following activities are currently planned for the duration of fiscal 2012:

•	Begin construction of Phase 1 of our oxide heap leach mining project on the Borealis Property and begin production within six months of completing this offering.

•	Continue our drill program to expand the oxide mineralization within the permitted footprint of the Borealis Property.

•	Continue our drill program on the three anomalies defined in the pediments of the Borealis Property for the purpose of potentially discovering additional oxide and sulphide resources.

•	Raise additional capital, if required, to fund our exploration, development and working capital requirements.

Discussion and Analysis

This discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below in “Critical Accounting Policies,” and have not changed significantly.

Results of Operations

We are in an exploration stage and currently have no producing mineral properties and thus we had no sales revenue during all reporting periods. Property payments we received under lease or joint venture arrangements were recorded as a reduction in the carrying value of the property unless the carrying value of the property was at or near zero, in which case the payments were recognized as gain on disposal of mineral properties of discontinued operations in the Statement of Operations (see note 5 of our consolidated financial statements).

Year ended March 31, 2010 compared to year ended March 31, 2009

For the year ended March 31, 2010 we had a net loss from continuing operations of $3,273,757 or $0.05 per share and net income from discontinued operations of $957,536 or $0.01 per share compared to a net loss from continuing operations of $3,988,457 or $0.06 per share and a net loss from discontinued operations of $5,954,774 or $0.10 per share for the prior year.

The prior years expenses, now in discontinued operations, included a charge to earnings of $5,100,000 for the impairment of the carrying value of the Nevada Eagle exploration properties. The decrease in the net loss from continuing operations is due to decreased spending on exploration activities, management salaries and consulting fees, and general and administrative costs as a result of our efforts to conserve cash.

Exploration expenses from continuing operations during the year ended March 31, 2010 were $1,405,165 or 43% of our net expense from continuing operations compared to $1,429,559 or 36% of our total net expenses from continuing operations in the prior year. No drilling was completed during the year ended March 31, 2010. Much of the current year’s exploration expense covered the completion of the 2009 Study plus permitting efforts for drilling in the pediment areas of the Borealis Property.

Management salaries and consulting fees from continuing operations for the year ended March 31, 2010 were $682,814 compared to $1,375,518 incurred in the prior year as two of the three employees went to part time and non-cash compensation decreased. Total non-cash compensation expense recognized in the year totaled $166,088 compared to non-cash compensation expense of $521,665 recognized in the prior year. General and administrative from continuing operations expenses totaled $521,774, compared to $654,908 in the prior year. The decrease is due to reduced spending on investor relations and our efforts to conserve cash. Legal and audit fees from continuing operations for the period increased to $429,314 from $226,549 for the year ended March 31, 2010. The increase resulted from an increase in corporate activities including our financing efforts activity. Travel and accommodation expense for the year ended March 31, 2010 was $119,777, compared to $133,933 for the prior year.

Interest income from continuing operations earned on cash deposits was $1,052 for the year ended March 31, 2010, compared to $32,364 in the prior year due to lower cash balances held on average through the current year versus the prior year and a declining interest rate environment in the current fiscal year.

Year ended March 31, 2009 compared to year ended March 31, 2008

For the year ended March 31, 2009 we had a net loss of $9,943,231 or $0.16 per share compared to a net loss of $7,850,766 or $0.13 per share for the prior year.

The 2009 expenses include a charge to earnings of $5,100,000 for the impairment of the carrying value of the Nevada Eagle exploration properties. The loss before the impairment charge is $4,843,231 and is less than the 2008 comparable loss. The reduction in the comparable loss is due to decreased spending on exploration activities, management salaries and consulting fees, and general and administrative costs as a result of our efforts to conserve cash.

Exploration expenses during the year ended March 31, 2009 were $1,429,559 or 36% of our net expenses (before the effect of the non-cash impairment charge) compared to $3,845,525 or 49% of our total net expenses in the prior year. No exploration drilling was completed during the year ended March 31, 2009. During the prior year we drilled a total of 31 holes at the Borealis Property, representing 36,485 feet. During the year ended March 31, 2009, we completed a CIM compliant NI 43-101 report and in September 2008, we released the results of our Preliminary Assessment of the development of an oxide heap leach gold mine on the Borealis Property. Much of the current year’s exploration expense covered the completion of these two reports plus permitting efforts for exploration drilling in the pediment areas of the Borealis Property.

Management salaries and consulting fees for the year ended March 31, 2009 were $1,375,518 compared to $2,061,885 incurred in the prior year as the number of employees and consultants decreased during the year and non-cash compensation decreased. Total non-cash compensation expense recognized in the year totaled $521,665 compared to non-cash compensation expense of $829,080 recognized in the prior year. General and administrative expenses totaled $654,908, compared to $1,007,053 in the prior year. The decrease is due to reduced spending on investor relations and our efforts to conserve cash. Legal and audit fees for the period decreased from $492,308 to $226,549 for the year ended March 31, 2009. The decrease resulted from a larger number of registration statements being completed for shares issued under private placements, an increase in audit fees due to the acquisition of Nevada Eagle during the prior year, and legal fees related to potential acquisition activity in the prior year. Travel and accommodation expense for the year ended March 31, 2009 was $133,933, compared to $202,118 for the prior year. The decrease is due to decreased investor relations related travel and fewer property site visits.

Loss on disposal of mineral properties for the year ended March 31, 2009 was $302,276, compared to $0 in the prior year. The loss is due a $340,014 loss on two properties we had released our interest in offset by a gain of $37,738 on two sold properties.

Interest income earned on cash deposits was $32,364 for the year ended March 31, 2009, compared to $203,970 in the prior year due to lower cash balances held on average through the current year versus the prior year and a declining interest rate environment in the current fiscal year. Interest expense totaled $527,456, of which $350,151 was non-cash compared to $316,963 of which $159,775 was non-cash, in the prior period. The increase is due to interest being charged for 7 months in the prior period compared to 12 months during the current year ended. The interest expense was related to the note payable for the purchase of Nevada Eagle during fiscal 2008.

Three months ended December 31, 2010 compared to three months ended December 31, 2009

For the three months ended December 31, 2010, we had a net loss of $655,013 or $0.007 per share from continuing operations compared to a net loss of $712,465 or $0.010 per share from continuing operations and $141,568 net loss or $0.002 per share from discontinued operations in the same period in the prior year.

Exploration expenses during the quarter ended December 31, 2010 were $115,930 or 18% of our total expenses compared to $252,245 or 35% of our total expenses in the same period in the prior year. The majority of exploration expenses in the current quarter were from property lease payments and ongoing water monitoring on the Borealis property. Our exploration expenses decreased compared to the same period in the prior year primarily due to reduced engineering work.

Management salaries and consulting fees in the quarter ended December 31, 2010 were $303,421 compared to $207,461 incurred in the quarter ended December 31, 2009. Total non-cash compensation expense due to the recognition of costs related to stock options was $42,812 in the quarter ended December 31, 2010 compared to the prior year’s fiscal third quarter of $49,656. Management salaries and consulting fees during the quarter increased due to the hiring of an investor relations consultant, the additional of geological and engineering staff. General and administrative costs decreased to $135,336 compared to $168,264 the prior year’s quarter. Legal and audit fees for the period were $48,865, a decrease from the prior year’s quarter of $71,989. Travel and accommodation costs during the quarter ended December 31, 2010 were $36,366, compared to $56,819 expended on travel in the prior year’s comparable quarter.

Nine months ended December 31, 2010 compared to nine months ended December 31, 2009

For the nine-month period ended December 31, 2010 we incurred a net loss of $2,495,617 or $0.028 per share from continuing operations and a net income of $635,708 or $0.007 per share from discontinued operations compared to a net loss of $2,331,595 or $0.036 per share from continuing operations and a net loss of $579,523 or $0.009 per share from discontinued operations incurred during the same period in the prior year.

Exploration expenses during the nine-month period ended December 31, 2010 were $694,358 or 37% of our net expenses compared to $1,107,289 or 47% of net expenses in the same period in the prior year. The decrease is due to significantly less engineering work compared to the prior year.

Management salaries and consulting fees in the nine months ended December 31, 2010 were $845,552 compared to $456,673 for the same period in the prior year. The increase is due to the CEO returning to full time employment, the hiring of an investor relations consultant, and the addition of two employees and two part time contractors. Total non-cash compensation costs included in the nine months ended December 31, 2010 were $142,022 versus $121,735 in the prior year’s comparable period.

Legal and audit fees for the nine month period increased to $232,686 from $215,434 incurred in the prior year’s comparable period. Travel and accommodation during the nine months ended December 31, 2010 was $105,659 compared to $85,385 reported in prior year nine-month period ended December 31, 2009. The increase resulted from increased travel surrounding the Sage Option Agreements well as financing activities. General and administrative expenses were $483,267, versus $357,154 in the prior year’s comparable period. The increase is due to increased investor relations activity, opening of new office in Carson City and increased activity in the field office in Hawthorne, Nevada.

Liquidity and Capital Resources

Our source of liquidity is cash that is raised by way of sale of common stock from treasury and other equity securities.

Capital Resources

Currently, we only have sufficient cash on hand to fund limited exploration activity, regulatory permitting, claim maintenance fees and general and administrative expenses through the end of June 2011. The expected proceeds from this offering are anticipated to be used for development of our Borealis project in order to move the project towards production. In addition, we anticipate we will require additional debt, project or equity financing to place our Borealis project into production. Therefore, we anticipate we will need to raise additional capital through either another equity or debt raise or through bank financing before the end of June 2011 to cover our general and administrative expenses for the remainder of the fiscal year ending March 31, 2012. If we are unable to raise sufficient capital to meet our general and administrative expenses, our development plans may be delayed and we may be unable to fund our continuing operational requirements.

At December 31, 2010, we had working capital of $487,645 with an average cash expenditure rate of $200,000 per month in a typical month based on our current level of business activity. This level of activity is subject to change based upon future events. Current assets consisted of $474,076 in cash, $13,997 in accounts receivable, $4,938 in the note receivable, and $272,122 in prepaid expenses. We had $277,488 in accounts payable and accrued liabilities, a long term asset retirement obligation liability of $48,254, and a long term liability to issue shares for $88,000.

During the nine months ended December 31, 2010, we used cash in operating activities of $2,839,748 which included our net loss during the nine months of $1,859,909 off-set by depreciation of $40,767, $99 gain on the disposal of assets, non-cash compensation of $142,022, non-cash interest expense of $10,364, unrealized loss of $104,292 and a $28,521 realized gain on the valuation of marketable securities, $653,949 gain on sale of discontinued operations, and changes in non-cash working capital of a $22,416 decrease in accounts receivable, a $371,481 decrease in accounts payable, a $121,642 increase in prepaid expenses.

We received cash from investing activities of $2,190,504 including $65,116 increase in reclamation bond, $100,000 from the Sage Option Agreement, $58,307 in purchase of equipment, $2,250,000 in sale of discontinued operations, $11,003 in mineral property expenditures, $150,000 option payment to amend royalty, $116,195 from the sale of securities, $8,634 from the payments on the note receivable and $100 from the sale of equipment.

Subsequent to December 31, 2010, on January 21, 2011, we closed a private financing and raised net proceeds of approximately $1.3 million. Following this private financing, we had $1,640,019 in cash. We intend to use the net proceeds from the private placement to take preliminary steps to implement the development plan of the Borealis Property as well as for working capital and general corporate purposes.

Updated share capital as of May 12, 2011:

Basic Common Stock Issued and Outstanding	96,983,632
Warrants, Options and other Convertible Securities (reserved)	14,783,392
Fully Diluted Common Stock	111,767,024

Borealis Lease

We anticipate continuing to take all steps necessary to preserve our rights to the Borealis Property under the existing terms of the property lease. We also intend to work with the United States Forest Service to maintain our permits under the Plan of Operations. These steps are intended to preserve the existing value of the Borealis Property for our shareholders.

Borealis Property

In the event we make the decision to construct and operate a gold heap leach mine on the Borealis Property, we will need to raise capital and will consider debt, equity or forms of joint venture to raise the required capital. We cannot make any assurance that financing will be available to us on acceptable terms or at all. We intend to use the net proceeds from the offering under this prospectus to begin construction of Phase 1 of our oxide heap leach mining project on the Borealis Property and begin production with-in six months of completing this offering. See “Use of Proceeds.”

Royalty Obligations

The leased portion of the Borealis Property is currently subject to advance royalty payments of approximately $9,762 per month, payable to each of the Lessors. These advance royalty payments are subject to annual adjustments based on changes in the United States Consumer Price Index.

On August 22, 2008, we entered into a 12-month option agreement, at a cost of $250,000, to amend the Borealis Property Mining Lease. If exercised, the net smelter return royalty rate will be fixed at 5%, versus the current uncapped variable rate. Payment upon exercise is $1,750,000 in cash, 7,726,250 shares of our common stock (subject to obtaining approval from the TSX) and a three-year, $1,909,500 5% note payable. The option period can and was extended for an additional six months for a payment of $125,000 that was settled through the issuance of shares of our common stock. On February 12, 2010, we entered into an agreement to extend the option agreement from February 22, 2010 until August 22, 2010 and the extension of the Condemnation Period from August 22, 2010 to August 22, 2011. As consideration for entering into the agreement we agreed to pay $150,000 to the Lessors comprised of cash in the amount of $25,000 and shares of our common stock equal to $125,000, calculated based on eighty percent of the average five day closing price immediately prior to the payment date. On August 11, 2010, the option was extended until February 22, 2011 for a cash payment of $150,000.

On February 22, 2011, the option agreement was amended by agreement of the parties. The amended option agreement extends the option on a month-to-month basis for up to six months beginning February 22, 2011 in consideration for $25,000 per month payable by us to the Lessors. Under the terms of the amended option agreement, we have agreed to exercise the option and fix the net smelter return royalty at 5% on the tenth business day following the closing of any offering by us to raise $8 million or more and the leaseholders have agreed to accept a two year, 5% promissory note in the principal amount of $1.6 million in lieu of a portion of the original $1,750,000 cash payment due on exercise of the option. Upon exercise of the option, we will pay the Lessors $150,000 in cash, the $1.6 million promissory note, 5,000,000 shares of common stock at a deemed value of $0.40 per share, subject to approval of the TSX, and a convertible promissory note in the principal amount of $3 million.

The terms of the mining lease prior to the amendment require the payment of a net smelter return production royalty by Borealis Mining to the Lessors in respect of the sale of gold (and other minerals) extracted from those claims within the area of interest specified in the mining lease. The royalty rate for gold is determined by dividing the monthly average market gold price by 100, with the result expressed as a percentage. The royalty amount is determined by multiplying that percentage by the amount of monthly gold production from the claims in the “area of interest” and by the monthly average market gold price, after deducting all smelting and refining charges, various taxes and certain other expenses. For example, using an assumed monthly average market gold price of $850, the royalty rate would be 8.5% . Using an assumed monthly production of 5,000 ounces of gold from the leased claims, the monthly royalty amount would be 5,000 ounces times $850 per ounce, less allowable deductions, multiplied by 8.5%.

There can be no assurance that we will be able to exercise the option to buy down the royalty before August 22, 2011 or obtain TSX approval in respect of the issue of the shares of common stock required in connection with the exercise of such option. If we are unable to exercise the option, our ability to put the Borealis Property into production would be adversely affected by the current royalty structure, as discussed above. This may make the Borealis Property less profitable or prevent us from putting the Borealis Property into production, which would adversely affect our future results of operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

We make advance royalty payments of $9,762 per month to certain lease holders while our efforts are proceeding on the Borealis Property (which are included as an exploration expense in our financial statements). Also, to maintain its existing claims on the Borealis Property, we make payments totaling approximately $94,000 annually, however such payments in 2010 were $158,000 due to a one-time fee imposed by the State of Nevada. These payments are contingent upon us maintaining an interest in the property.

As of December 31, 2010, we had the following non-cancelable contractual obligations:

		Payments Due by Period
		($)
		Less than 1			More than 5
	Total	Year	2-3 Years	4-5 Years	Years

Operating Lease Obligation(1)	171,871	64,034	107,837	—	—

Operating Lease Obligation(2)	35,265	25,110	10,155	—	—

(1)	Obligation for the rental of office space in Vancouver, BC, 5-year term, terminating August 2013 and payments of approximately $5,010 per month for the first 3 years and $5,363 per month for the remaining two years.

The Vancouver office has been sub-leased commencing May 1, 2010 for 3 years and 5 months (remaining life on lease) for Cdn.$4,200 per month. As at December 31, 2010, we had accrued $40,646, being the difference between the required lease payments and the estimated future sub-lease receipts.

(2)	Obligation for rental of office space in Hawthorne, Nevada, one-year term, terminating April 30, 2011 and payments of $1,200 per month. We also commenced renting an office in Carson City, Nevada for a term of two years, terminating June 30, 2012.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements is in accordance with accounting principles generally accepted in the United States. The following are critical accounting policies and estimates which we believe are important to understanding our financial results.

Use of estimates

The preparation of financial statements requires us to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results could differ from these estimates.

Revenue recognition

Mineral lease rentals are treated as reductions of the cost of the property as the payor is accumulating an interest in the mineral property; payments in excess of capitalized costs are recognized in income. Some agreements provide for payments in the form of stock and other equity instruments as well as cash payments. Stock and other equity instruments are recognized based on their fair market value at the time of receipt. Fluctuations incurred during the holding period are accounted for as gains or losses from held for trading securities. The leases provide for the receipt of royalty payments upon production being generated from the property. Royalty payments will be recognized in the period in which production occurs. There are no properties in the production stage at this time.

Mineral property interests

We expense exploration costs as they are incurred. When we determine that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, we will transfer capitalized costs to the appropriate asset category and amortize them over their estimated useful lives and/or ounces produced, as appropriate. We capitalize the cost of acquiring mineral property interests (including claims establishment and maintenance) until we have determined the viability of the property. We expense capitalized acquisition costs if we determine that the property has no future economic value. We will also write down capitalized amounts if estimated future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the carrying value of the property.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 123R, Share-Based Payment, (“SFAS 123 (R)”) a revision to SFAS 123. SFAS 123(R) (since codified as FASB ASC 718-10) requires all share-based payments to be recognized in the financial statements based on their values using either a modified-prospective or modified-retrospective transition method.

Prior to March 31, 2006, our stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). We did not recognize employee stock-based compensation costs in its statement of operations for the periods prior to March 31, 2006, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Effective April 1, 2006, we adopted the fair value recognition provisions of ASC 718-10, using the modified-prospective-transition method. Our total employees are relatively few in number and turnover is considered remote, therefore we currently estimates forfeitures to be 7%. Estimation of forfeitures will be reviewed on a quarterly basis.

Asset retirement obligations

We record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development or normal use of the assets with a corresponding increase in the carrying amount of the related long-lived asset. This amount is then depreciated over the estimated useful life of the asset. Over time, the liability is increased to reflect an interest element considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period. Currently, we have a reclamation liability of $5,600 which is disclosed further in Note 9 of the consolidated financial statements.

Tax valuation allowance

We have recorded a valuation allowance that fully reserves for our deferred tax assets because at this time we cannot establish that we will be able to utilize the tax loss carryforwards in the future. If in the future we determine that we will be able to use all or a portion of our deferred tax assets in the future, based on our projections of future taxable income, we will reduce the valuation allowance, thereby increasing income in that period.

Foreign currency translation

The United States dollar is our functional currency. Transactions involving foreign currencies for items included in operations are translated into U.S. dollars using average exchange rates; monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date and all other balance sheet items are translated at the historical rates applicable to the transactions that comprise those amounts. Translation gains and losses are included in our determination of net income.

Recent Accounting Pronouncements

In March 2008, the FASB issued FASB ASC 815-10-15 (Prior authoritative literature: FASB Statement 161, “Disclosures about Derivative Instruments and Hedging Activities”). FASB ASC 815-10-15 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB ASC 815-20-25, and how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FASB ASC 815-10-15 is effective for fiscal years beginning after November 15, 2008. The provisions of FASB ASC 815-10-15 are only related to disclosure of derivative and hedging activities, and the adoption of FASB ASC 815-10-15 is not expected to have a material impact on our consolidated operating results, financial position, or cash flows.

On May 9, 2008, the FASB issued FASB ASC 470-20-55, (Prior authoritative literature: APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)). FASB ASC 470-20-55 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial settlement) are not addressed by paragraph 12 of FASB ASC 470-20-55, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, FASB ASC 470-20-55-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP FASB ASC 470-20-55 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP FASB ASC 470-20-55 did not have a material impact on our consolidated operating results, financial position, or cash flows.

In June 2008, the EITF reached consensus on FASB ASC 815-40-55 (Prior authoritative literature EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock). FASB ASC 815-40-55 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under FASB ASC 815-20-25 (Prior authoritative literature: FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities). If the terms of an instrument, or embedded feature, are such that it is not considered to be indexed to the entity’s own stock, equity classification would be precluded and the instrument would not be within the scope of FASB ASC 815-40-55 (Prior authoritative literature: EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock). FASB ASC 815-40-55 is effective for our fiscal year beginning April 1, 2009 and required the reclassification of the value of all warrants with an exercise price denominated in Canadian dollars from equity to liabilities, and this liability is stated at fair value each reporting period. At April 1, 2009, a reclassification of $2,975,330 reduced additional paid in capital (the value of the warrants using Black-Scholes at time of original issue), deficit accumulated during the exploration stage was reduced by $2,888,130 and a liability of $87,200 (the value of the warrants at April 1, 2009) was recorded.

In May 2009, the FASB issued FASB ASC 855-10-25 (Prior authoritative literature: FASB Statement 165, Subsequent Events), which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. FASB ASC 855-10-25 is effective for our fiscal year commencing April 1, 2009. The adoption of FASB ASC 855-10-25 had no impact on our consolidated financial position, results of operations or cash flows.

During the second quarter of 2009, the FASB issued FASB ASC 820-10-65, (Prior authoritative literature: Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). FSAB ASC 820-10-65:

•	Affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction.

•	Clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active.

•	Eliminates the proposed presumption that all transactions are distressed (not orderly) unless proven otherwise. FASB ASC 820-10-65 instead requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.

•	Includes an example that provides additional explanation on estimating fair value when the market activity for an asset has declined significantly.

•	Requires an entity to disclose a change in valuation technique (and the related inputs) resulting from the application of FASB ASC 820-10-65 and to quantify its effects, if practicable.

•	Applies to all fair value measurements when appropriate.

FASB ASC 820-10-65 must be applied prospectively and retrospective application is not permitted. FASB ASC 820-10-65 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FASB ASC 820-10-65 must also early adopt FASB ASC 320-10-65, Recognition and Presentation of Other-Than-Temporary Impairments. The adoption of FASB ASC 820-10-65 had no impact on our consolidated operating results, financial position, or cash flows.

During the second quarter of 2009, FASB issued FASB ASC 320-10-65 (Prior authoritative literature: FASB FSP 115-2/124-2, Recognition and Presentation of Other-Than-Temporary Impairments). ASC Topic 320-10-65-1 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance).The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. ASC Topic 320-10-65-1 also provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. ASC Topic 320-10-65-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We elected to adopt ASC Topic 320-10-65-1 in the first quarter of 2009. FASB ASC 320-10-65 had no impact on our consolidated operating results, financial position, or cash flows.

In April 2009, the FASB issued FASB ASC Topic 270-10-05, Interim Disclosures about Fair Value of Financial Instruments (Prior authoritative literature: FSP FAS 107-1 and APB 28-1). FASB ASC Topic 270-10-05 enhances consistency in financial reporting by increasing the frequency of fair value disclosures. This guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Before this guidance was adopted, fair values for these assets and liabilities were disclosed only once a year. The guidance now requires these disclosures to be made on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. This pronouncement is effective for periods ending after June 15, 2009. We adopted this standard effective June 30, 2009, and it did not have a material impact on our financial position and results of operations.

In June 2009, the FASB issued FASB ASC 105-10-65 (Prior authoritative literature: FASB Statement 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles). Under FASB ASC 105-10-65 the FASB Accounting Standards Codification (which we refer to as the Codification) will become the exclusive source of authoritative U.S. generally accepted accounting principles (which we refer to as U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all then-existing non-SEC accounting and reporting standards, with the exception of certain non- SEC accounting literature which will become non-authoritative.

FASB ASC 105-10-65 was effective for our 2009 second fiscal quarter. The adoption of FASB ASC 105-10-did not have a material impact on our financial statements. All references to U.S. GAAP provided in the notes to the financial statements have been updated to conform to the Codification.

BUSINESS

Name and Incorporation

Gryphon Gold Corporation was formed under the laws of the State of Nevada on April 24, 2003.

Our principal business office, which also serves as our administration and financing office, is located in the United States at 611 N. Nevada Street, Carson City, Nevada, 89703 and our telephone number is (604) 261-2229.

We own 100% of the issued and outstanding shares of our operating subsidiaries, Borealis Mining Company (which we refer to as Borealis Mining) and Gryphon Nevada Eagle Holding Company. Gryphon Nevada Eagle Holding Company owned 100% of the membership interests in Nevada Eagle Resources LLC until it was sold in its entirety on April 23, 2010. We have no other subsidiaries. Borealis Mining was formed under the laws of the State of Nevada on June 5, 2003, Gryphon Nevada Eagle Holding Company was formed under the laws of the State of Nevada on July 27, 2007, and Nevada Eagle Resources LLC was organized under the laws of the State of Nevada on April 28, 2005.

Steven D. Craig, CPG, the Company’s Vice-President of Exploration, a “qualified person” as defined in National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”), has supervised the preparation of the technical information relating to the Borealis Property referred to in this prospectus which is not otherwise referred to in the “Technical Report on the Mineral Resources of the Borealis Gold Project located in Mineral County, Nevada USA” dated April 28, 2008 the “NI 43-101 Pre-Feasibility Study of the Mineral Resources of the Borealis Gold Project Located in Mineral County, Nevada, USA, Revised and Restated” dated September 22, 2009 or in the “NI 43-101 Pre-Feasibility Study Update of the Mineral Resources of the Borealis Gold Project Located in Mineral County, Nevada, USA”, dated April 25, 2011.

Business Objectives

Gryphon Gold is in the business of acquiring, exploring, and developing gold properties in the United States, emphasizing the state of Nevada. Our objective is to increase value of our shares through the exploration, development and extraction of gold deposits, beginning with our Borealis Property, located in Nevada’s Walker Lane Gold Belt. The development and extraction may be performed by us or by potential partners. We will also consider the acquisition and exploration of other potential gold bearing properties within Nevada or areas that have a similar political risk profile.

The business plan for the Borealis Property is to advance the development of the oxide heap leachable gold and silver to the production stage and to further expand and develop the significant sulphide resource through exploration, metallurgical design and sulphide project permitting and development. A successful oxide heap leach is anticipated to provide the revenue that would allow for the further development of the Borealis Property. The Borealis Property is unpatented mining claims of approximately 20 acres each, totaling about 15,020 acres, that has successful past production. The Borealis Property is a property that we believe has excellent potential exploration targets as defined by past exploration success, geophysical targets and past successful mining.

The development of the oxide heap leachable gold and silver has progressed through the issuance of the Preliminary Assessment, the 2009 Study and then the Pre-Feasibility Study. In the September to December 2009 period Gryphon Gold pursued project financing for a full-scale oxide heap leach start-up based on the 2009 Study. Based upon the financing requirement of $27.5 million, which included $2.5 million in relinquishing debt and $1.75 million in royalty buy-down payments, the financing did not receive enough support to proceed.

The April 2011 Pre-Feasibility Study shows an average annual production of over 42,000 ounces a year gold-equivalent for six years, $12.7 in initial capital costs (consisting of initial construction costs of $8.61 million, bonding costs of $3 million, $0.41 million in additional indirect capital costs and a $0.75 million contingency) and average life of mine cash operating cost of $851 per ounce of gold. While the Pre-Feasibility Study forms the basis for the classification of some of the gold and silver resources on the Borealis Property as proven or probable reserves, as defined in accordance with the Definition Standards on Mineral Resources and Mineral Reserves of the Canadian Institute of Mining, Metallurgy and Petroleum, adopted for the purposes of NI 43-101, the Pre-Feasibility Study is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis

Property for the purposes of U.S. securities laws. For the purposes of reporting under U.S. securities laws, only a “final” or “bankable” feasibility study which uses the three-year, historical average price may form the basis of the classification of mineralization as “proven reserves” or “probable reserves.

In the spring of 2010, our engineers developed a plan for the start-up of the Borealis Property oxide heap leach on a staged basis. The object of the plan was to raise sufficient capital to begin gold recovery and to use internal cash flow to grow the operation to the full 50,000 ounces per year 2009 Study design. All of the capital and operating cost were based upon the 2009 Study design and numbers, with updates of critical operating parameters and confirmation of critical capital expenditures.

On October 21, 2010, we announced that our board of directors had developed a strategy to potentially expedite production at the Borealis Property. The focus was to finalize critical data pertaining to the Freedom Flats releach at the Borealis Property and then to finance the scaled down version of the mine start-up. The Phase 1 concept of the board of directors’ plan is to begin gold recovery from the previously mined and partially leached Freedom Flats oxide heap. The plan required the construction of a new leach pad and ponds. Gold recovery to bullion was planned to occur in the fourth month after ground breaking and would have occured through a toll process or at a ADR plant scheduled for shut down in March, 2011.

In November 2010, we began the sample collection from the Freedom Flats releach to confirm the critical data pertaining to heap gold grade (oz. per ton) and gold and silver recovery. Metallurgical test work, being conducted by an independent Nevada testing firm, began in November and a final report is anticipated for the end of May, 2011.

In April 2011, we received the Pre-Feasibility Study which provided updated capital and operating cost estimates for the board of directors’ scaled down version of the mine start-up. The object of Phase 1 remains to raise sufficient capital to begin gold recovery and to use internal cash flow to expand operations to allow us to extract in excess of 42,000 ounces per year gold equivalent Pre-Feasibility Study design. The plan still contemplates the construction of a new leach pad and ponds.

Pursuant to the Pre-Feasibility Study, Phase 1 of the board of directors’ plan is anticipated to cost approximately $12.7 million and to provide gross profits that will fund Phase 2. This next Phase is anticipated to expand the leach pad; mobilize the crushing and mining equipment; construct the permanent gold recovery plant and begin mining in the Borealis Property’s East Ridge open pit. Gross profits from the Phase 2 are expected to provide the capital required to expand the mine to full production. The main activities associated with full production are: push back of the Freedom Flats pit exposing high grade oxide gold, development of roads and infrastructure and pre-stripping and development of the remaining oxide reserves. The capital is also anticipated to provide the resources needed to continue the exploration required to expand the oxide resources for expansion of mine life.

The plan will be initially primarily externally financed with $3 million of debt financing and after Phase 1 is expected to be funded internally for completion of full production. The initial capital estimate need for Phase 1 of the plan is $12.7 million, with any additional funds being used as additional contingency, recruiting, training and overhead. The mine life is scheduled for 6 years with additional gold recovery in year 7 with heap wash down. Expansion of the mine life past the initial 6 years is dependent on upgrading of current mineralization or the discovery of additional mineralization through exploration on the property.

Based upon the board of directors’ plan under the Pre-Feasibility Study, if adequate financing is received, ground breaking would be scheduled for June 2011, loaded carbon sales would be expected to begin in October 2011, and full production would be anticipated in February 2012.

A successful oxide heap leach project is expected to provide the cash required to fulfill the long-term plan to fully explore the Borealis Property and expand its current mineralization. We believe the Borealis Property represents one of the best exploration targets in the State of Nevada. We believe that past exploration success, past successful mining and geophysical data confirm the value of the Borealis Property.

The plan for the Borealis Property will be based on the Plan of Operations that has been approved by the U.S. Forest Service. The Plan of Operations does not present an economic analysis, and we have not placed any information in the Plan of Operations regarding capital expenditures, operating costs, ore grade, anticipated revenues, or projected cash flows. The Plan of Operations was based on the general economic concepts as presented in the Pre-Feasibility Study.

History and Background of Company

Borealis Property

In July 2003, through our wholly-owned subsidiary Borealis Mining, we acquired from Golden Phoenix Minerals, Inc. (which we refer to as Golden Phoenix) an option to earn up to a 70% joint venture interest in the mining lease for the Borealis Property (July 2003 Option and Joint Venture Agreement) by making qualified development expenditures on that property.

On January 10, 2005, Borealis Mining entered into a purchase agreement with Golden Phoenix which gave Borealis Mining the right to purchase the interest of Golden Phoenix in the Borealis Property for $1,400,000. Golden Phoenix transferred its interest in the Borealis Property to Borealis Mining on January 28, 2005. Borealis Mining paid $400,000 of the purchase price to Golden Phoenix upon closing of the purchase, and four additional quarterly payments of $250,000 were made to Golden Phoenix. With the final payment of $250,000 on January 24, 2006, Borealis Mining completed all the required payments under the purchase agreement and now has 100% control of the Borealis Property. A portion of the Borealis Property is subject to mining leases, as described under the caption “Borealis Property,” below.

As sole shareholder of Borealis Mining, we control all of the lease rights to a portion of the Borealis Property, subject to advance royalty, production royalty, and other payment obligations imposed by the lease. Our acquisition of the interest of Golden Phoenix in the Borealis Property terminated the July 2003 Option and Joint Venture Agreement.

In addition to our leasehold interest to a portion of the Borealis Property, we also own through Borealis Mining numerous unpatented mining claims that make up the balance of the Borealis Property, and all of the documentation and samples from years of exploration and development programs carried out by the previous operators of the Borealis Property.

On November 30, 2006, our board of directors concluded that we would not proceed with near term construction and production financing of a heap leach mine on the Borealis Property. The feed for the proposed mine was remnants from the previously mined open pits, and heap and dump material associated with the historical mining operations. The decision not to proceed was made due to the impact of certain technical corrections to the previously announced feasibility study and related NI 43-101 technical report, dated August 15, 2006. The technical corrections reduced the anticipated quantity of recoverable gold and silver over the project life, and resulted in a marginal projected return on investment. In light of the decision not to proceed with development of a mine, in December 2006, we closed our Denver office and terminated operations and engineering staff, including our Chief Operating Officer, Mr. Allen Gordon and Mr. Matt Bender, our Vice President of Borealis Project Development. Mr. Steven Craig, our Vice President of Exploration, was relocated to Nevada. As of December 1, 2006, our Chief Financial Officer, Mr. Michael Longinotti commenced working on a part-time basis. Under this agreement, his time spent in the office was reduced by 50% along with his salary. Mr. Longinotti resumed full time employment in mid-2007.

In January 2007, we started the process of completing a mineralization estimate covering the entire Borealis Property that included all drilling results obtained during calendar year 2007.

In April of 2008, we completed the Technical Report that included all drilling results to date, which was furnished to the SEC as Exhibit 99.1 to our Form 8-K filed on May 12, 2008 and filed pursuant to Canadian securities laws and available on www.sedar.com. The Technical Report details mineralization on our Borealis Property. The Technical Report states that the recommended course of action for us is to increase gold mineralization by completing additional drilling primarily in the previously mined areas, to complete a technical report to determine the feasibility of near term production, and through continued drilling and exploration, delineate possible new mineralization on the Borealis Property.

In the calendar year 2007, we continued extension drilling, focused on the expansion of the Graben deposit and exploration drilling for a new gold deposit within the two newly identified potentially gold-bearing hydrothermal systems in the pediments. This drilling program consisted of a series of Graben deposit expansion drilling and extension drilling north and west of the successful G3 — G13 fence of holes. The drilling of the Graben deposit alternated with follow up exploration drilling in the Central and Western Pediments where 10 holes have intersected two distinct hydrothermal systems hidden beneath the pediments.

On August 22, 2008, we entered into a 12-month option agreement, at a cost of $250,000 and an additional $35,902 to cover legal costs, to amend the Borealis Property Mining Lease. If exercised, the net smelter return royalty rate will be fixed at 5%, versus the current uncapped variable rate. Payment upon exercise is $1,750,000 in cash, 7,726,250 shares of our common stock and a three year, $1,909,500 5% note payable.

During September, 2008, we released the Preliminary Assessment on the development of an oxide heap leach mine on the Borealis Property. The Preliminary Assessment was furnished to the SEC as Exhibit 99.1 to our Form 8-K filed on October 7, 2008 and filed pursuant to Canadian securities laws and available on www.sedar.com. The report outlines the possibility of developing a mineable oxidized gold deposit on the Borealis Property. The Preliminary Assessment is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property.

Two water monitoring wells were installed during the quarter ended September 30, 2008. Under our permits, a water-monitoring program must be active for at least six months prior to the placement of material on a leach pad, and these wells were therefore necessary prior to the start of any leaching operation.

No exploration drilling was completed during the year ended March 31, 2009. A water well necessary for the construction of an oxide heap leach mine was installed during the quarter ended June 30, 2008. As of March 31, 2008, approximately 203 holes and 142,220 feet of reverse circulation (which we refer to as RC) drilling had been completed by us. A majority of the holes are in the area of existing mineralization in order to allow us to complete the Preliminary Assessment with the aim of identifying gold reserves and, if economically feasible, building a mine. During fiscal 2008, the majority of the holes drilled were to attempt to expand the Graben mineralization or complete exploration in the Pediment areas of the Borealis Property.

During September 2009, we released the 2009 Study on the development of an oxide heap leach mine. The 2009 Study was furnished to the SEC as Exhibit 99.2 to our Form 8-K as filed on September 22, 2009 and filed pursuant to Canadian securities laws and available on www.sedar.com. The 2009 Study is based on open pit mining and heap leaching of oxide and mixed oxide ores that occur in and around previously mined open pits and re-leaching of ores that were mined and leached during prior operations. The 2009 Study is not a bankable feasibility study. Cautionary Note to U.S. Investors: The 2009 Study uses the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. See “Cautionary Note to U.S. Investors” above.

On February 12, 2010, we and the Lessors entered into Amendment No. 2 to the Option Agreement Amendment to Mining Lease dated August 22, 2008 (which we refer to as the Mining Lease Option Agreement). Pursuant to Amendment No. 2, the Mining Lease Option Agreement was amended to provide for the extension of the Option Term from February 22, 2010 until August 22, 2010 and the extension of the Condemnation Period from August 22, 2010 to August 22, 2011. As consideration for entering into Amendment No. 2, we agreed to pay the Lessors $150,000 comprised of cash in the amount of $25,000 and shares of our common stock equal to $125,000, calculated based on eighty percent of the average five day closing price immediately prior to the payment date. On August 11, 2010, the option was extended until February 22, 2011 for a cash payment of $150,000.

On March 5, 2010, we and Sage entered into an Option Agreement (which we refer to as the Sage Option Agreement) pursuant to which we granted Sage the option (which we refer to as the Sage Option) to enter into a Joint Venture Agreement (which we refer to as the Joint Venture Agreement) and earn a 50% joint venture interest (which we refer to as the Joint Venture) in the Borealis Property. The Sage Option Agreement was negotiated and entered into pursuant to the terms of a binding Letter of Intent between us and Sage, dated February 23, 2010.

On March 26, 2010, we and Sage entered into Amendment No. 1 to the Sage Option Agreement and Amendment No. 1 to the Sage Subscription Agreement (which we refer to as Amendment 1). Amendment 1 amends the Sage Option Agreement, dated March 5, 2010 by extending the due diligence period to April 19, 2010, and amends the Sage Subscription Agreement, dated March 5, 2010, by extending the closing of the private placement to on or before May 11, 2010.

On April 19, 2010, we and Sage entered into Amendment No. 2 to the Sage Option Agreement and Amendment No. 2 to the Sage Subscription Agreement (which we refer to as Amendment 2). Pursuant to Amendment 2, the Sage Option Agreement and Sage Subscription Agreement were amended to extend the termination date of the due diligence period from April 19, 2010 to April 30, 2010.

On April 28, 2010, we and Sage entered into Amendment No. 3 to the Sage Option Agreement and Amendment No. 2 to the Sage Subscription Agreement (which we refer to as Amendment 3). Pursuant to Amendment 3, the Sage Option Agreement and the Sage Subscription Agreement were amended to extend the option expiry date, as defined in the Sage Option Agreement, until June 30, 2011 and to permit Sage to satisfy its commitment to invest US$400,000 in the private placement through a subscription in the amount of US$200,000 by June 16, 2010 and a further subscription in the amount of US$200,000 by August 16, 2010, based on a subscription price equal to the greater of (i) the maximum discounted price permitted by the TSX Company Manual, and (ii) a 5% premium to the 30-day volume weighted average trading price of our common stock on the day immediately preceding the subscription date.

On June 15, 2010, we and Sage entered into Amendment No. 4 to the Sage Option Agreement and Amendment No. 4 to the Sage Subscription Agreement (which we refer to as Amendment 4). Pursuant to Amendment 4, the Sage Option Agreement and the Sage Subscription Agreement were amended to extend the JV Agreement Condition, as defined in the Sage Options Agreement, until July 15, 2010.

The Sage Option Agreement was terminated by both parties on August 16, 2010.

On April 25, 2011, we released the Pre-Feasibility Study for the development of the Borealis Property, which was furnished to the SEC as Exhibit 99.1 to our Form 8-K filed on April 26, 2011 and filed pursuant to Canadian securities laws and available on www.sedar.com. The mineralization data and the economic analysis data contained in the Pre-Feasibility Study supersedes and replaces the data contained in the Technical Report, the Preliminary Assessment and the 2009 Study. The Pre-Feasibility Study evaluated a potential oxide heap leach mining and production operation on the Borealis Property and estimated that such an operation would have a six-year mine life with an average annual production in excess of 42,000 ounces per year gold equivalent and require $12.7 million in initial capital costs (consisting of initial construction costs of $8.61 million, bonding costs of $3 million, $0.41 million in additional indirect capital costs and a $0.75 million contingency) with an average life-of-mine cash operating cost of $851 per ounce of gold. Life of mine capital costs include $12.9 million in direct costs, $8.86 million of indirect costs, $1.2 million of contingency costs, for total life of mine capital costs of $23 million. The Pre-Feasibility Study is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property.

Cautionary Note to U.S. Investors: The Pre-Feasibility Study and the 2009 Study use the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with National Instrument 43-101 of the Canadian Securities Administrators. These definitions differ from the definitions in Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The Technical Report, the Preliminary Assessment, the 2009 Study and the Pre-Feasibility Study also use the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by National Instrument 43-101 of the Canadian Securities Administrators; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Substantial Capital Raises

On December 22, 2005, we completed our initial public offering of 6.9 million units for gross proceeds of approximately $5,036,497 with net proceeds of $2,794,557 after deducting costs of $2,241,940. The units were sold at a price of $0.73 (Cdn.$0.85) each and consisted of one share of common stock and one Class A warrant. Each Class A warrant was exercisable for a period of 12 months at a price of Cdn.$1.15. The shares of our common stock are listed on the Toronto Stock Exchange under the symbol “GGN.” The offering was underwritten by a syndicate of Canadian underwriters which included Desjardins Securities, CIBC World Markets, Bolder Investment Partners and Orion Securities. The units were offered for sale pursuant to a prospectus filed in four Canadian provinces (British Columbia, Alberta, Manitoba and Ontario). The units were also registered in a registration statement filed with the United States Securities and Exchange Commission. The proceeds of the offering were used principally for the completion of our feasibility study for our Borealis Property and our exploration program on the Borealis Property, as well as for working capital.

On March 24, 2006, we closed a private placement of 5,475,000 units for sale at a purchase price of Cdn.$1.25 to a limited number of accredited investors in Canada and the United States. Each unit consisted of one share of common stock and one half of one Series B purchase warrant. The Series B warrants were exercisable until March 23, 2007 at a price of Cdn.$1.65. The private offering raised gross proceeds of Cdn.$6.8 million. We paid qualified registered dealers a 7% cash commission and issued compensation options to acquire 280,500 shares of our common stock at price of Cdn.$1.40 until March 23, 2007 on a portion of the private placement. The shares, warrants and underlying shares were not qualified by prospectus and were not registered under U.S. securities laws. We granted registration rights to the investors in this private placement and used commercially reasonable efforts to prepare and file a registration statement with the SEC. The proceeds of this offering were used to fund the continuation of our exploration and development program on the Borealis Property.

In June 2006, we closed a private placement with our newly appointed Chief Financial Officer and our Corporate Controller. Mr. Longinotti was appointed as new Chief Financial Officer, effective May 15, 2006, and we entered into a formal employment agreement with him in due course. Mr. Longinotti received through a private placement as compensation: 100,000 units at a price of Cdn.$1.35; each unit consisted of one (1) share of common stock with a par value of $0.001 and one-half (1/2) of one (1) share purchase Series D Warrant. The common stock was issued May 26, 2006, and the Series D warrants were issued June 10, 2006. Mr. Longinotti’s employment commenced April 18, 2006. Mr. Rajwant Kang was appointed Corporate Controller. In June of that year, as part of a private placement, Mr. Kang was issued 29,000 units at a price of Cdn.$1.35; each unit consisted of one (1) share of common stock with a par value of $0.001 and one-half (1/2) of one (1) share purchase Series D Warrant. The common stock was issued June 2, 2006, and the Series D warrants were issued June 10, 2006.

On February 9, 2007, we completed a private placement of 5.0 million units at a price of Cdn.$0.90 per unit for gross proceeds of Cdn.$4.5 million. Each unit consisted of one share of common stock and one full purchase warrant. The two year warrants were exercisable at a price of Cdn.$1.10 if exercised within twelve months of the closing and at a price of Cdn.$1.35 if exercised after the first anniversary but prior to expiry. We paid qualified registered dealers a 7% cash commission in the amount of Cdn.$77,175 and issued compensation options to acquire 85,050 shares of our common stock (at a price of Cdn.$0.90 per share for a period of 12 months from closing) in respect of the 1.225 million units placed by them. The shares, warrants and underlying shares were not qualified by prospectus and were not registered under U.S. securities laws. We granted registration rights to the investors in this private placement and used commercially reasonable efforts to prepare and file a registration statement with the SEC. The proceeds of this offering were applied to fund the continuation of our exploration and development program on the Borealis Property.

On August 7, 2007, we closed a private placement of 5.0 million units at a price of Cdn$0.80 per unit for gross proceeds of Cdn.$4.0 million. Each unit consisted of one share of common stock and one full purchase warrant. The two year warrants were exercisable at a price of Cdn.$1.00 if exercised within twelve months of the closing and at a price Cdn.$1.25 if exercised after the first anniversary but prior to expiry. We paid qualified registered dealers cash commissions in the amount of Cdn.$152,040 and issued warrants to acquire 265,050 shares of our common stock (at a price of Cdn.$0.83 for a period of up to 9 months from closing). The shares, warrants and underlying shares were not qualified by prospectus, were not registered under U.S. securities laws and were subject to resale restrictions. We granted registration rights to the investors in this private placement and used commercially reasonable efforts to prepare and file a registration statement with the SEC. The proceeds of this offering were applied to fund the continuation of our exploration and development programs.

On December 14, 2007, we completed a private placement of 4,486,500 units at Cdn.$0.80 for gross proceeds of approximately Cdn.$3,589,200. The private placement closed in three tranches on November 22, November 27 and December 14, 2007. Each unit consisted of one share of common stock and one series I warrant. Each series I warrant entitled the holder to purchase a share of common stock at a price of Cdn$1.00 per share during the first 12 months after closing and Cdn.$1.25 per share during the second 12 months after closing and until expiry. We paid qualified registered dealers a 7% cash commission in the amount of Cdn.$71,624 and issued compensation warrants (series J) to acquire 89,530 shares of our common stock (at a price of Cdn.$0.80 per share for a period of 9 months from closing) in respect of the 1,204,000 units placed by them (14,000 of the compensation warrants were later rejected and cancelled by one of the registered dealers). We had a right to force warrant holders to exercise warrants, if the price of our common stock remained equal to or greater than, Cdn.$1.85 per share, for a period of twenty consecutive days. The shares, warrants and underlying shares were not qualified by prospectus, have not been registered under U.S. securities laws, and are subject to resale restrictions. We granted registration rights to the investors in this private placement to use commercially reasonable efforts to prepare and file with the SEC a registration statement under the Securities Act and to cause such statement to be declared effective if requested to do so. The proceeds of this offering were applied to fund the continuation of our exploration and development program on the Borealis Property.

On February 18, 2010, we closed the private placement announced on January 22, 2010 and issued 10,897,353 units at a purchase price of Cdn.$0.17 per unit for gross proceeds of $1,762,701 (Cdn.$1,852,550). Each unit consisted of one share of common stock and one half of one common stock purchase warrant. Each whole common stock purchase warrant is exercisable for a period of two years from the date of closing of the private placement to purchase one additional share of common stock at an exercise price of $0.25. The units were offered for sale directly by us. In connection with the private placement, we paid qualified registered dealers cash commissions in the aggregate amount of $162,003 (Cdn.$170,261) and has issued to such qualified registered dealers compensation options to acquire up to 990,500 shares of our common stock, exercisable at a price of $0.21 for a period of up to twelve months from the date of closing of the private placement. The proceeds of this offering were applied to fund the continuation of our exploration and development programs.

On June 16, 2010, we closed the private placement with Sage and issued 1,464,429 units at a purchase price of Cdn.$0.14 per unit for gross proceeds of $200,000 (Cdn.$205,000). Each unit consisted of one share of common stock and one half of one common stock purchase warrant. Each whole common stock purchase warrant is exercisable for a period of two years from the date of closing of the private placement to purchase one additional share of common stock at an exercise price of $0.20. The units were offered for sale directly by us. The proceeds of this offering were applied to fund the continuation of our exploration and development programs.

On January 21, 2011, we closed a private financing and raised net proceeds of approximately $1.3 million. We issued 6,500,000 units in a private placement, each unit consisting of one share of our common stock and one-half of a warrant to purchase a share of our common stock. The warrants are exercisable for a period of twenty-four months following the date of issuance at an exercise price of $0.30 per share. The purchasers of the units are entitled to registration rights on the shares of common stock and warrants. We intend to use the net proceeds from the private placement to take preliminary steps to implement the development plan of the Borealis Property as well as for working capital and general corporate purposes.

Nevada Eagle

On July 4, 2007, we entered into a membership interest purchase agreement with Gerald W. Baughman and Fabiola Baughman (which we refer to as the Debt holders), as sellers, and Nevada Eagle, under which we agreed to purchase all of the outstanding limited liability company interests of Nevada Eagle. Upon closing of the membership interest purchase agreement on August 21, 2007, we acquired Nevada Eagle from the sellers for the following consideration:

(a) 2,500,000 in cash;

(b) four million five hundred thousand (4,500,000) shares of our common stock; and

(c) a 5% convertible note in the principal amount of $5,000,000 (which we refer to as the Convertible Note).

On February 5, 2010, we and the Debt holders entered into Amendment No. 1 to the Option Agreement dated August 5, 2008 (which we refer to as Amendment No. 1) pursuant to which, among other items, (i) we obtained the right, in lieu of the $500,000 cash payment, to issue a $500,000 promissory note to the Debt holders payable on the earlier of the receipt of proceeds $500,000 from a contemplated private placement or February 19, 2010; (ii) to delete certain unmet conditions required to be satisfied by us in connection with the exercise of the Option; and (iii) update the schedule of properties listed to secure repayment of the Amended Note.

As consideration for entering into Amendment No. 1, on February 5, 2010, we and the Debt holders entered into an Option Consideration Agreement (which we refer to as the Option Consideration Agreement) pursuant to which we agreed to (i) issue the Debt holders 1,500,000 shares of our common stock and (ii) amend the terms of the Amended Note to reduce the conversion price (which we refer to as the Amendment Consideration), which Amendment Consideration was subject to obtaining the approval of our shareholders and Toronto Stock Exchange approval (which we refer to as the Approvals). The conversion price of Amended Note was amended upon receipt of such Approvals to be convertible at $0.60 per share from February 5, 2010 through March 30, 2010, at $0.70 per share from March 31, 2010 through March 30, 2011 and at $0.80 per share from March 31, 2011 to March 30, 2012.

On February 5, 2010, we exercised the option to restructure the Convertible Note by converting $2,500,000 of principal of the Convertible Note, through the issuance of 4,000,000 shares of our common stock and a promissory note in the principal amount of $500,000 to the Debt holders and issuing the an amended Convertible Note for the remaining $2,500,000 of principal of the Convertible Note to the Debt holders due and payable on March 30, 2012.

On April 23, 2010, we sold our wholly owned subsidiary, Nevada Eagle, to Fronteer for $4,750,000. Fronteer paid $2,250,000 in cash and $2,500,000 by assuming our obligations under the amended Convertible Note, which was retired. In addition, we retained the Copper Basin property located in Idaho.

Management

In July 2008, we announced the appointment of John L. Key as President and CEO, replacing Mr. Tony Ker. Mr. Key is a mining engineer with over 30 years experience and has run, in succession, the Magmont, Polaris and Red Dog mines in the Teck Cominco organization. Mr. Key had been acting as our Chief Operating Officer for the prior six months, and Mr. Key’s primary focus has been overseeing the completion the Preliminary Assessment on a heap leach mine on the Borealis Property and advancing the project toward production as further described below. Mr. Key’s employment contract provides for the granting of 350,000 stock options, which were granted August 1, 2008.

Mr. Ker entered into a Transition Agreement (TA) with us in August 2008, under which, Mr. Ker ceased to be an employee effective August 31, 2008 and ceased to be a director of the Company upon the election of directors at our Annual General Meeting on September 5, 2008. Mr. Ker was to receive monthly payments of $12,500 and certain incidental expenses for 12 months beginning September 2008. We recorded a charge to expense during the quarter ended September 30, 2008 to accrue the cost of the agreement. Mr. Ker has entered into a consulting agreement with us that became effective September 2008. Under the agreement, Mr. Ker is eligible for 200,000 common stock options and a success fee of 0.67% of any financing initiated during the term of this agreement. The consulting agreement was terminated effective September 28, 2008. The TA was amended on December 12, 2008 terminating the monthly $12,500 payments. A consulting agreement was entered into on December 12, 2008 and Mr. Ker was entitled to receive Cdn$50,000 on January 1, 2009 and may be terminated any time and requires 90 days’ notice.

Effective November 2008, the CEO and VP Business Development became part time, and we terminated the employment of our CFO, VP Exploration, administrative assistant and Field Supervisor for the Borealis Property. The CFO and VP Exploration subsequently entered into consulting agreements with us.

On December 31, 2009 we terminated the consulting agreement with our former CFO and on January 6, 2010 we appointed R. William Wilson as our interim CFO.

On March 7, 2010, Gerald W. Baughman resigned from his positions as an employee, officer and director of the Company in order to pursue other business opportunities. The Company and Mr. Baughman entered into a separation agreement for the purpose of facilitating a transition of Mr. Baughman’s duties as an employee, officer and director of the Company. Under the terms of the separation agreement, Mr. Baughman’s Employment Agreement was terminated and the Company agreed to pay Mr. Baughman $50,000 to assist the Company during the transition period following his resignation.

On May 12, 2010, R. William Wilson resigned as our interim Chief Financial Officer, effective May 28, 2010. On May 12, 2010, our board of directors accepted Mr. Wilson’s resignation and appointed Matthew Fowler of Sharp Executive Associates, Inc. as our interim Chief Financial Officer, effective May 28, 2010

On August 2, 2010, Lisanna M. Lewis was appointed as one of our Vice Presidents. Ms. Lewis also serves as our Controller, Treasurer and Secretary.

Corporate Strengths

We believe that we have the following business strengths that will enable us to achieve our objectives:

•	Our management team has significant exploration experience in Nevada and our CEO has 30 years of experience in mining operations;

•	As the Borealis Property was the site of surface mining operations from 1981 to 1990, we believe the process to receive permits and start operations on previously mined operations is less difficult than getting permits for a previously undisturbed area. The USDA Forest Service and the Nevada Bureau of Mining Regulation and Reclamation have both approved the Plan of Operations and Reclamation Plan, allowing us to proceed with the development of a heap leach mine assuming sufficient oxide reserves are found and additional financing is available. We have also received approvals for surface exploration and water wells and have successfully progressed through the required agency and public review process for those permits.

•	Our land position is extensive, controlled by 751 unpatented mining claims covering approximately 15,020 acres and one 5 acre millsite claim. We believe many surface showings of gold mineralization on the property may provide opportunities for discovery of gold deposits. Our property has multiple types of gold deposits including oxidized material, partial oxidized material, and predominantly sulfide material; which we believe may allow us flexibility in our future plans for mine development and expansion, assuming additional financing is available.

We cannot be certain that any mineral deposits will be discovered in sufficient quantities and grade to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit; metal prices, which are highly cyclical; the cost to extract and process the mineralized material; and government regulations and permitting requirements. We may be unable to further upgrade additional mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations and we may not be able to raise sufficient capital to develop the Borealis Property.

We have specifically focused our activities on Nevada. Mining is an integral part of Nevada’s economy. Nevada ranks fourth in the world in gold production, after South Africa, Australia, and China. Located in the State of Nevada are well known geological trends such as the Carlin Trend, Battle Mountain, Getchell Trend and the Walker Lane Trend. The Borealis Property is also located along the Aurora-Bodie trend which crosses the principal

Walker Lane Trend as shown in the illustration below. Borealis, Bodie, Aurora, and other historical producing districts, are aligned along this northeast-southwest belt of significant gold deposits.

(Source: Gryphon Gold, 2005)

Gold Industry

Gold Uses.  Gold has two main categories of use: fabrication and investment. Fabricated gold has a variety of end uses, including jewelry, electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold investors buy gold bullion, official coins and jewelry.

Gold Supply.  The supply of gold consists of a combination of production from mining and the draw-down of existing stocks of gold held by governments, financial institutions, industrial organizations and private individuals. In recent years, mine production has accounted for 60% to 70% of the annual supply of gold.

Gold Prices and Market Statistics

The following table presents the annual high, low and average afternoon fixing prices for gold over the past six years, expressed in U.S. dollars per ounce on the London Bullion Market.

Year	High	Low	Average

2005	$536	$411	$444
2006	$726	$521	$604
2007	$841	$608	$681
2008	$1,011	$713	$872
2009	$1,213	$810	$972
2010	$1,421	$1,058	$1,225

(Source: Kitco)

Competition

We compete with other mining companies in connection with the acquisition, exploration, financing and development of gold properties. There is competition for the limited number of gold acquisition and exploration opportunities, some of which is with other companies having substantially greater financial resources than we have. As a result, we may have difficulty acquiring attractive gold projects at reasonable prices. We also compete with other mining companies for mining engineers, geologists and other skilled personnel in the mining industry and for exploration and development equipment.

We believe no single company has sufficient market power to affect the price or supply of gold in the world market.

Employees

As of May 12, 2011, we had 4 full-time employees, 1 employed at our office in Vancouver, British Columbia and 3 employed at our office in Carson City, Nevada. As of May 12, 2011, Borealis Mining, our wholly-owned subsidiary, had no full-time employees or part-time employees. We use consultants with specific skills to assist with various aspects of our project evaluation, due diligence, corporate governance and property management.

Environmental Regulation

Our gold projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. Our policy is to conduct business in a way that safeguards public health and the environment. We believe that our operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

During the year ended March 31, 2010, there were no material environmental incidents or material non-compliance with any applicable environmental regulations.

PROPERTIES

Executive Offices

Our principal executive office is at 611 N. Nevada Street, Carson City, Nevada 89703. We do not currently own investments in real estate, real estate mortgages or securities of persons primarily engaged in real estate activities, nor do we expect to do so in the foreseeable future.

Borealis Property

Cautionary Note to U.S. Investors:  The Pre-Feasibility Study and the 2009 Study use the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with National Instrument 43-101 of the Canadian Securities Administrators. These definitions differ from the definitions in SEC Industry Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The Technical Report, the Preliminary Assessment the 2009 Study and the Pre-Feasibility Study also use the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Unless stated otherwise, information of a technical or scientific nature related to the Borealis Property is summarized or extracted from the Technical Report and the Pre-Feasibility Study. The Technical Report and the Pre-Feasibility Study were prepared in accordance with the requirements of National Instrument 43-101. Steve Wolff (in respect of Section 17 of the Technical Report only), Steven D. Craig, CPG, and Jaye T. Pickarts, P.E. co-authored the Technical Report. The Pre-Feasibility Study was authored by John D. Welsh, P.E. and was co-authored by Jonathan M. Brown CPG, MBA, Douglas Willis, CPG, and Dr. Thom Seal Ph.D., P.E. Management’s plans, expectations and forecasts related to our Borealis Property are based on assumptions, qualifications and procedures which are set out in the Pre-Feasibility Study.

The Borealis Property in Nevada is our principal asset, which we hold through our subsidiary, Borealis Mining. In the 1980s previous operators of the Borealis Property mined approximately 600,000 ounces of gold from near-surface oxide deposits. In this prospectus, the previously mined area is referred to as the “Borealis site”, the “Borealis mine”, the “previously disturbed area” or the “previously mined area”, while our references to the Borealis Property refer to the entire property we own or lease through Borealis Mining.

Echo Bay Mines Limited ceased active mining operations in 1991. Full site reclamation was completed in 1994. Reclamation bonds were released and Echo Bay relinquished its lease in 1996.

At the Borealis Property, there is one large hydrothermal system, containing at least 13 known gold deposits, some of which are contiguous. There has been historical production from 8 of these deposits. As there are several other showings of gold mineralization across the property, there is an opportunity to identify additional gold deposits.

Borealis Property Description and Location

The Borealis Property is located in Mineral County in southwest Nevada, 12 miles northeast of the California border. The Borealis Property covers approximately 15,020 acres. The approximate center of the property is at longitude 118° 45’ 34” West and latitude 38° 22’ 55” North. The figure below shows the location and access to the Borealis Property.

(Source: Gryphon Gold, 2005)

The Borealis Property is comprised of 751 unpatented mining claims of approximately 20 acres each, totaling about 15,020 acres, and one unpatented millsite claim of approximately 5 acres. Of the 751 unpatented mining claims, 128 claims are owned by others but leased to Borealis Mining, and 623 of the claims were staked by Golden Phoenix Minerals, Inc., whom we refer to as Golden Phoenix, or Gryphon Gold and transferred to Borealis Mining.

Our rights, through Borealis Mining as the owner or lessee of the claims, allow us to explore, develop and mine the Borealis Property, subject to the prior procurement of required operating permits and approvals, compliance with the terms and conditions of the mining lease, and compliance with applicable federal, state, and local laws, regulations and ordinances. We believe that all of our claims are in good standing.

The 128 leased claims are owned by John W. Whitney, Hardrock Mining Company and the Cavell Trust, whom we refer to in this section as the “Borealis Owners.” Borealis Mining leases the claims from the Borealis Owners under a Mining Lease dated January 24, 1997 and amended as of February 24, 1997. The mining lease was assigned to Borealis Mining by the prior lessee, Golden Phoenix. The mining lease contains an “area of interest” provision, such that any new mining claims located or acquired by Borealis Mining within the area of interest after the date of the mining lease shall automatically become subject to the provisions of the mining lease.

The term of the mining lease extends to January 24, 2009 and continues indefinitely thereafter for so long as any mining, development (including exploration drilling) or processing is being conducted on the leased property on a continuous basis. On December 31, 2009, the Borealis Owners confirmed that the lease is in the Continuing Term, as defined, and is valid and in full force and effect. The remainder of the Borealis Property consists of 623 unpatented mining claims and one unpatented millsite claim staked by Golden Phoenix, Gryphon Gold or Borealis Mining. Claims staked by Golden Phoenix were transferred to Borealis Mining in conjunction with our January 28, 2005 purchase of all of Golden Phoenix’s interest in the Borealis Property. A total of 202 claims of the total 751 claims held by Gryphon Gold are contiguous with the claim holdings, are located outside of the area of interest, and are not subject to any of the provisions of the lease.

All of the mining claims (including the owned and leased claims) are unpatented, such that paramount ownership of the land is in the United States of America. Claim maintenance payments and related documents must be filed annually with the Bureau of Land Management (BLM) and with Mineral County, Nevada to keep the claims from terminating by operation of law. Borealis Mining is responsible for those actions. At present, the estimated annual BLM maintenance fees are $125 per claim, or $94,000 per year for all of the Borealis Property claims (751 unpatented mining claims plus one millsite claim). In addition, Mineral County filing and document fees totaling $6,400 are paid to fulfill the annual filing requirements. The State of Nevada imposed a one time fee of $85 per claim in 2010, therefore an additional $63,920 was paid in 2010.

Royalty Obligations

The leased portion of the Borealis Property is currently subject to advance royalty payments of approximately $9,762 per month, payable to the Borealis Owners. These advance royalty payments are subject to annual adjustments based on changes in the United States Consumer Price Index.

On August 22, 2008, we entered into a 12 month option agreement, at a cost of $250,000, to amend the Borealis Property mining lease. If exercised, the net smelter return royalty rate will be fixed at 5%, versus the current uncapped variable rate. Payment upon exercise is $1,750,000 in cash, 7,726,250 shares of our common stock (subject to obtaining approval from the TSX) and a three year, $1,909,500 5% note payable. The option period can and was extended for an additional six months for a payment of $125,000 that was settled through the issuance of our common stock.

On February 12, 2010, we entered into an agreement to extend the option agreement from February 22, 2010 until August 22, 2010 and the extension of the Condemnation Period from August 22, 2010 to August 22, 2011. As consideration for entering into the agreement we agreed to pay $150,000 to the Borealis Owners comprised of cash in the amount of $25,000 and shares of our common stock equal to $125,000, calculated based on eighty percent of the average five day closing price immediately prior to the payment date. On August 11, 2010, the option was extended until February 22, 2011 for a cash payment of $150,000.

On February 22, 2011, the option agreement was amended by agreement of the parties. The amended option agreement extends the option on a month-to-month basis for up to six months beginning February 22, 2011 in consideration for $25,000 per month payable by us to the Borealis Owners. Under the terms of the amended option agreement, we have agreed to exercise the option and fix the net smelter return royalty at 5% on the tenth business day following the closing of any offering by us to raise $8 million or more and the Borealis Owners have agreed to accept a two year, 5% promissory note in the principal amount of $1.6 million in lieu of a portion of the original $1,750,000 cash payment due on exercise of the option. Upon exercise of the option, we will pay the Borealis Owners $150,000 in cash, the $1.6 million promissory note, 5,000,000 shares of common stock at a deemed value of $0.40 per share, subject to approval of the TSX, and a convertible promissory note in the principal amount of $3 million.

The terms of the mining lease prior to the amendment require the payment of a net smelter return production royalty by Borealis Mining to the Borealis Owners in respect of the sale of gold (and other minerals) extracted from those claims within the area of interest specified in the mining lease. The royalty rate for gold is determined by dividing the monthly average market gold price by 100, with the result expressed as a percentage. The royalty amount is determined by multiplying that percentage by the amount of monthly gold production from the claims in the “area of interest” and by the monthly average market gold price, after deducting all smelting and refining charges, various taxes and certain other expenses. For example, using an assumed monthly average market gold price of $850, the royalty rate would be 8.5%. Using an assumed monthly production of 5,000 ounces of gold from the leased claims, the monthly royalty amount would be 5,000 ounces times $850 per ounce, less allowable deductions, multiplied by 8.5%.

At present, there is no royalty payable to the United States or the State of Nevada on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Primary access to the Borealis Property is gained from an all weather county gravel road located about two miles south of Hawthorne from State Highway 359. Hawthorne is about 133 highway miles southeast of Reno. The Borealis Property is about 16 road miles from Hawthorne.

The elevation on the property ranges from 7,200 ft to 8,200 ft above sea level. This relatively high elevation produces moderate summers with high temperatures in the 90°F (32°C) range. Winters can be cold and windy with temperatures dropping to 0°F (-18°C). Average annual precipitation is approximately 10 inches, part of which occurs as up to 60 inches of snowfall. Historically, the Borealis Property was operated throughout the year with only limited weather related interruptions.

Topography ranges from moderate and hilly terrain with rocky knolls and peaks, to steep and mountainous terrain in the higher elevations.

The vegetation throughout the project area is categorized into several main community types: pinyon/juniper woodland, sagebrush, ephemeral drainages and areas disturbed by mining and reclaimed. Predominate species include pinion pine, Utah juniper, greasewood, a variety of sagebrush species, crested wheat grass and fourwing saltbush.

There is a power line crossing the Borealis Property within 2 miles of the center of the potential operations, which we will evaluate for the power source during our potential future engineering feasibility work. Water is available from a water basin located approximately 2 miles south of the planned mine site. Water for historical mining operations was supplied from the basin 2 miles away from the site. We have obtained permits from the Nevada Division of Water Resources to access water from this basin. Two production wells have been installed that we believe will provide a sufficient water supply for our potential operations.

The Borealis Property site has been reclaimed by the prior operator to early 1990’s standards. The pits and the project boundary are fenced for public safety. Currently, access to the pits and leach heap areas is gained through a locked gate. No buildings or power lines or other mining related facilities located on the surface remain. All currently existing roads in the project area are two -track roads with most located within the limits of the old haul roads that have been reclaimed.

The nearest available services for both mine development work and mine operations are in the small town of Hawthorne, via a wide well-maintained gravel road. Hawthorne has substantial housing available, adequate fuel supplies and sufficient infrastructure to meet basic supply requirements. Material required for property development and mine operations are generally available from suppliers located in Reno, Nevada.

History of the District and Borealis Property

The original Ramona mining district, now known as the Borealis mining district, produced less than 1,000 ounces of gold prior to 1981. In 1978 the Borealis gold deposit was discovered by S. W. Ivosevic, a geologist working for Houston International Minerals Company (a subsidiary of Houston Oil and Minerals Corporation). The property was acquired from the Whitney Partnership, which later became the Borealis Owners, following Houston’s examination of the submitted property. Initial discovery of ore-grade gold mineralization in the Borealis district and subsequent rapid development resulted in production beginning in October 1981 as an open pit mining and heap leaching operation. Tenneco Minerals acquired the assets of Houston International Minerals in late 1981, and continued production from the Borealis mine. Subsequently, several other gold deposits were discovered and mined by open pit methods along the generally northeast-striking Borealis trend, and also several small deposits were discovered further to the northwest in the Cerro Duro area. Tenneco’s exploration in early 1986 discovered the Freedom Flats deposit beneath thin alluvial cover on the pediment southwest of the Borealis mine. In October 1986, Echo Bay Mines acquired the assets of Tenneco Minerals.

With the completion of mining of the readily available oxide ore in the Freedom Flats deposit and other deposits in the district, active mining was terminated in January 1990, and leaching operations ended in late 1990. Echo Bay left behind a number of oxidized and sulfide-bearing gold mineralized material. All eight open pit operations are reported to have produced 10.7 million tons of ore averaging 0.057 ounces of gold per ton (opt Au). Gold recovered from the material placed on heaps was approximately 500,000 ounces, plus an estimated 1.5 million ounces of silver. Reclamation of the closed mine began immediately and continued for several years. Echo Bay decided not to continue with its own exploration and the property was farmed out as a joint venture in 1990-91 to Billiton Minerals, which drilled 28 reverse circulation (RC) exploration holes on outlying targets for a total of 8,120 ft. Billiton Minerals stopped its farm-in on the property with no retained interest.

Subsequently Santa Fe Pacific Mining, Inc. entered into a joint venture with Echo Bay in 1992, compiled data, constructed a digital drill-hole database and drilled 32 deep RC and core holes totaling 31,899.3 feet, including a number of holes into the Graben deposit. Santa Fe terminated its interest in the joint venture in 1993. Echo Bay completed all reclamation requirements in 1994 and then terminated its lease agreement with the Borealis Owners in 1996.

In 1996 J.D. Welsh & Associates, Inc. negotiated an option-to-lease agreement for a portion of the Borealis Property from the Borealis Owners. Prior to 1996, J.D. Welsh had performed contract reclamation work for Echo Bay and was responsible for monitoring the drain-down of the leach heaps. Upon signing the lease, J.D. Welsh immediately joint ventured the project with Cambior Exploration U.S.A., Inc. Cambior performed a major data compilation program and several gradient IP surveys. In 1998 Cambior drilled 10 holes which succeeded in extending the Graben deposit and in identifying a new area of gold mineralization at Sunset Wash.

During the Cambior joint venture period, in late 1997, Golden Phoenix entered an agreement to purchase a portion of J.D. Welsh’s interest in the mining lease. J.D. Welsh subsequently sold its remaining interest in the mining lease to a third party, which in turn sold it to Golden Phoenix, resulting in Golden Phoenix controlling a 100% interest in the mining lease beginning in 2000. Golden Phoenix personnel reviewed project data, compiled and updated a digital drill-hole database (previous computer-based mineralization modeling databases), compiled exploration information and developed concepts, maintained the property during the years of low gold prices, and developed new mineralized material estimates for the entire property.

In July 2003 Borealis Mining acquired an option to earn an interest in a joint venture in a portion of the Borealis Property and in January 2005 Borealis Mining acquired full interest in the mining lease and mining claims comprising the Borealis Property. See, “Business- History and Background of the Company,” above.

We have expended considerable effort consolidating the available historical data since acquiring our interest in the Borealis Property. This data has been scanned, and converted into a searchable electronic form. The electronic database has formed the basis of re-interpretation of the district geologic setting, and helped to form the foundation for a new understanding of the district’s potential. We acquired this data from Golden Phoenix in May 2003, and additional information from other sources.

Historical Gold Production

The Borealis Property is not currently a producing mine. Historical data is presented for general information and is not indicative of existing grades or expected production. We have no reserves on the Borealis Property.

Photograph of Borealis district.
View to the east, with Freedom Flat pit in foreground.
The photograph shows the site as it was circa 1991.

(Source: Gryphon Gold 2005)

Several gold deposits have been previously defined through drilling on the Borealis Property by prior owners. Some gold deposits have been partially mined. Reports on past production vary. The past gold production from pits on the Borealis Property, as reported by prior owners is tabulated below. The total of past gold production was approximately 10.6 million tons of ore averaging 0.057 ounces per ton (opt) gold. Mine production resulting from limited operations in 1990 is not included. Although no complete historical silver production records still exist at this time, the average silver content of ore mined from all eight pits appears in the range of five ounces of silver for each ounce of gold. We are determining the potential viability of silver recovery as our feasibility study and more detailed mine planning progress.

Reported past Borealis production, 1981-1990(1)

Crushed and Agglomerated Ore(2)	Tons	Grade	Contained Gold
		(opt Au)

Borealis	1,488,900	0.103	153,360
Freedom Flats	1,280,000	0.153	195,800
Jaime’s/Cerro Duro/Purdy	517,900	0.108	55,900
East Ridge	795,000	0.059	46,900
Gold View	264,000	0.047	12,400
Total	4,345,800	0.107	464,360

Run of Mine Ore(3)
Polaris (Deep Ore Flats)	250,000	0.038	9,500
Gold View	396,000	0.009	3,500
Northeast Ridge	3,000,000	0.025	75,000
East Ridge	2,605,000	.021	54,700
Total	6,251,000	0.023	142,700

Grand Total	10,596,800	0.057	607,060

(1)	The numbers presented in this table are based on limited production records. A later report in 1991 published by the Geologic Society of Nevada reports that production totaled 10.7 million tons with an average grade of 0.059 opt Au.

(2)	Crushed and agglomerated ore is that material which has been reduced in size by crushing, and as a result may contain a significant portion of very fine particles which is then, with the aid of a binding agent such as cement, reconstituted into larger particles and subsequently leached in a heap. The agglomerated ore typically has greater strength allowing for higher stacked heaps and may allow better percolation of leach solutions if the ore has high clay content.

(3)	Run of mine ore is that material which was fragmented by blasting only, and then stacked on the heaps without being further reduced in size by crushing or other beneficiation processes.

Borealis Property Background

The Technical Report was completed April 28, 2008. The Technical Report was compiled by Roger C. Steininger, Ph.D., CPG of Reno, Nevada. Steve Wolff (in respect of Section 17 of the Technical Report only), Steven D. Craig, CPG, and Jaye T. Pickarts, P.E. co-authored the Technical Report. The Technical Report states that the recommended course of action for the Company is to increase gold mineralization by completing additional drilling primarily in the previously mined areas, to complete a technical report to determine the feasibility of near term production, and through continued drilling and exploration, delineate possible new mineralized material on the Borealis Property. Cautionary Note to U.S. Investors: The Technical Report uses the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. See “Cautionary Note to U.S. Investors” above.

We are undertaking a systematic district-scale exploration program designed to discover and delineate large gold deposits within the greater Borealis Property, outside of the known mineral deposits, which should focus along known mineralized trends that project into untested gravel-covered areas with coincident geophysical anomalies.

The principal steps to the current drilling plans related to the Borealis Property include:

•	maintaining all previously obtained permits;

•	completing the permitting process;

•	continuing our drilling program, database enhancement and geophysical surveys on the previously disturbed area of the Borealis Property, also referred to as the “Borealis site”;

•	implementing a systematic metallurgical testing program for gold bearing samples collected;

•	continuing drilling in the area known as the Graben to test the extent and further define the quality of known sulfide gold mineralization; and

•	continuing the exploration program for the areas of the Borealis Property outside the Borealis site.

We are actively working on completion of all the above steps. We expect to test other high-potential targets contained in the Central and Western Pediment Prospect areas and the Rainbow Ridge and Tough Hills area.

The Preliminary Assessment was completed September 2, 2008 and authored by John R. Danio, P.E. of Denver, Colorado. The Preliminary Assessment was co-authored by Roger C. Steininger, Ph.D., CPG, Steve Wolff (in respect of Section 17 of the Preliminary Assessment only), Steven D. Craig, CPG, Jaye T. Pickarts, P.E. and Kim Drossulis. The Preliminary Assessment outlines the possibility of developing a mineable oxidized gold deposit on the Borealis Property. Gryphon Gold is undertaking a detailed economic evaluation of the potential for developing an open-pit heap leach gold mining operation on the property. The Preliminary Assessment is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property. Cautionary Note to U.S. Investors: The Preliminary Assessment uses the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. See “Cautionary Note to U.S. Investors” above.

The 2009 Study was completed on September 17, 2009 and authored by John R. Danio, P.E. of Denver, Colorado. The 2009 Study was co-authored by Roger C. Steininger, Ph.D., CPG, Steve Wolff (in respect of Section 17 of the Preliminary Assessment only), Steven D. Craig, CPG, Jaye T. Pickarts, P.E. and Kim Drossulis. The 2009 Study is based on open pit mining and heap leaching of oxide and mixed oxide ores that occur in and around previously mined open pits and re-leaching of ores that were mined and leached during prior operations. The 2009 Study is not a bankable feasibility study. Cautionary Note to U.S. Investors: The 2009 Study uses the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with National Instrument 43-101 of the Canadian Securities Administrators. These definitions differ from the definitions in SEC Industry Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The 2009 Study uses the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. See “Cautionary Note to U.S. Investors” above.

The Pre-Feasibility Study was completed on April 25, 2011 and authored by John D. Welsh, P.E. of Reno, Nevada. The Pre-Feasibility Study was also co-authored by Jonathan M. Brown, CPG, MBA, Douglas Willis, CPG, and Dr. Thom Seal, Ph.D., P.E. The mineralization data and economic analysis data contained in the Pre-Feasibility Study supercedes and replaces the data contained in the Technical Report, the Preliminary Assessment and the 2009 Study. The Pre-Feasibility Study is based on open pit mining and heap leaching of oxide and mixed oxide ores that occur in and around previously mined open pits and re-leaching of ores that were mined and leached during prior operations. The Pre-Feasibility Study is not a bankable feasibility study. If we determine to proceed with mine construction, we will be required to obtain additional capital. See “Management’s Discussion and Analysis of Financial Condition and Operating Results — Liquidity and Capital Resources” and “Risk Factors”. Cautionary Note to U.S. Investors: The Pre-Feasibility Study uses the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with National Instrument 43-101 of the Canadian Securities Administrators. These definitions differ from the definitions in SEC Industry Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The Pre-Feasibility Study uses the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. See “Cautionary Note to U.S. Investors” above.

Geological Setting

Regional Geology

The Borealis mining district lies within the northwest-trending Walker Lane mineral belt of the western Basin and Range province, which hosts numerous gold and silver deposits. Mesozoic metamorphic rocks in the region are intruded by Cretaceous granitic plutons. In the Wassuk range the Mesozoic basement is principally granodiorite with metamorphic rock inclusions. Overlying these rocks are minor occurrences of Tertiary rhyolitic tuffs and more extensive andesite flows. Near some fault zones, the granitic basement rocks exposed in the eastern part of the district are locally weakly altered and limonite stained.

The oldest exposed Tertiary rocks are rhyolitic tuffs in small isolated outcrops which may be erosional remnants of a more extensive unit. The rhyolitic tuffs may be correlative with regionally extensive Oligocene rhyolitic ignimbrites found in the Yerington area to the north and within the northern Wassuk Range. On the west side of the Wassuk Range, a thick sequence of older Miocene andesitic volcanic rocks unconformably overlies and is in fault contact with the granitic and metamorphic rocks, which generally occur east of the Borealis district. The age of the andesites is poorly constrained due to limited regional dating, but an age of 19 to 15 Ma is suggested (“Ma” refers to million years before present). In the Aurora district, 10 miles southwest of the Borealis district, andesitic agglomerates and flows dated at 15.4 to 13.5 Ma overlie Mesozoic basement rocks and host gold-silver mineralization. Based on these data, the andesites in the Borealis region can be considered as 19 to 13.5 Ma.

The Borealis district lies within the northeast-trending Bodie-Aurora-Borealis mineral belt; the Aurora district lies 10 miles southwest of Borealis and the Bodie district lies 19 miles southwest in California. All three mining districts are hosted by Miocene volcanics. The intersection of northwesterly and west-northwesterly trending Walker Lane structures with the northeasterly trending structures of the Aurora-Borealis zone probably provided the structural preparation conducive to extensive hydrothermal alteration and mineralization at Borealis.

Local Geology

The Borealis District comprises widespread high-sulfidation(acid-sulfate alteration) gold-silver mineralization that was the focus of recent and historical mining operations. The district trends N70-75W, for seven miles, from Bullion-Delta targets, west-northwest to Purdy Peak. The eastern boundary of the district is west of Mesozoic intrusive rocks, and Pre-Mesozoic sequences. The western limit of the district is unknown and unexplored.

Gold-silver mineralization, silicified fault breccias, zones of silicification, and associated alteration is structurally controlled. The most important structural trends defined in the district are:

•	Principal displacement zone: Cerro Duro Fracture Zone (CDFZ), striking approximately N70-75W, brittle fracture system,

•	Transtensional zone: Freedom Flats-Borealis-East Pit-Northeast Pit (FFBENE), striking approximately N50E,

•	Antithetic, right lateral, strike slip zones, trending approximately North-South,

•	Reverse fault systems trending northwest.

Faults, fault breccias, linear zones of silicification and silicified sheeted joints dip steeply, vertical to 60 degrees. These zones dip predominately westerly, i.e. northwesterly, southwesterly, with subordinate northeast dips. Structural zones are laterally discontinuous exhibiting en-echelon patterns and complex sets of conjugate internal joint arrays.

Five distinct styles of silicification occur in the district:

•	Pervasive micro-granular quartz, + chalcedony-opal, devoid of pyrite, associated with weak (to moderate) leaching, and bleaching of host rocks, i.e. low temperature clays.

•	Fine-medium grained granular quartz structurally controlled along faults and breccia zones, (a) with pyrite, (b) devoid of pyrite with associated moderate leaching and bleaching, i.e. low to medium temperature clays.

•	Medium-grained granular quartz, structurally controlled along faults and breccia zones with pyrite, and zones of late stage vuggy-vapor phase acid leaching. Host lithologies, particularly volcaniclastic breccias exhibit a range in clast replacement, i.e. silica absorption, from weak to moderate. Groundmass is replaced by medium-grained granular quartz. Medium temperature clay alteration occurs as peripheral halos.

•	Medium to coarse-grained quartz with pyrite, structurally controlled, with associated fault breccias and zones of intense silicification, moderate to total replacement of original host lithologies and occasionally replacing preexisting silicified fault breccia zones with associated alunite, barite, with peripheral zones of moderate to intense medium to intense moderate to high temperatures clay alteration.

•	Quartz sericite pyrite alteration occurs in the granodiorite basement, up to 500 feet from the contact with the volcanic stratigraphy, in fault zones, in zones of stockwork fracturing spatially associated with fault-contact between the basement and volcanic stratigraphy. In addition, as dilatational zones, there are “pods” in the granodiorite, of granular white quartz.

Mineral Deposits

The gold deposits contained within the larger, district scale, Borealis hydrothermal system are recognized as high-sulfidation type systems with high-grade gold mineralization occurring along steeply dipping structures and lower grade gold mineralization surrounding the high-grade and commonly controlled by more permeable volcanic rocks in relatively flat-lying zones. The gold deposits, some with minor amounts of silver mineralization are hosted by Miocene andesitic flows, laharic breccias, and volcaniclastic tuffs, which all strike northeasterly and dip shallowly to the northwest. Pediment gravels cover the altered-mineralized volcanic rocks at lower elevations along the mountain front where there is potential for discovery of more blind (covered by gravel) gold deposits, similar to the Graben deposit.

The surface “footprints” of the high-grade pods or pipe-like bodies, found to date are rather small and they can be easily missed with patterns of too widely spaced geophysical surveys and drill holes. Most of the drilling on the property by prior owners was vertical, and therefore did not adequately sample the steep higher-grade zones. Drill-hole orientation may have underestimated the grades within the district. Several drill holes to the west of Freedom Flats and Borealis encountered gold within the alluvium stratigraphically above known deposits. These holes trace a gold-bearing zone that in plan appears to outline a paleochannel of a stream or gently sloping hillside that may have had its origin in the eroding Borealis deposit. The zone is at least 2,500 feet long, up to 500 feet wide, and several tens up to 100 feet thick. At this point it is unknown if this is a true placer deposit, an alluvial deposit of broken ore, or some combination of both. Additional drilling and beneficiation tests are needed to determine if an economic gold deposit exists.

Exploration

Since the late 1970s, exploration completed at the Borealis Property focused on finding near surface deposits with oxide-type gold mineralization. Exploration work consisted of field mapping, surface sampling, geochemical surveys, geophysical surveys, and shallow exploration drilling. Only limited drilling and geological field work was conducted in areas covered by pediment gravels, even though Freedom Flats was an unknown, blind deposit, without surface expression when discovered.

Many geophysical surveys were conducted by others in the Borealis district since 1978. In addition, regional magnetics and gravity maps and information are available through governmental sources. The most useful geophysical data from the historic exploration programs has been induced polarization (chargeability), aeromagnetics, and resistivity.

Areas with known occurrences of gold mineralization, which have been defined by historical exploration drilling, and had historical mine production include: Northeast Ridge, Gold View, East Ridge, Deep Ore Flats, Borealis, Freedom Flats, Jaimes Ridge, and Cerro Duro. All of these deposits still have gold mineralization remaining in place, contiguous with the portions of each individual deposit that were mined. Graben, Crocodile

Ridge, Purdy Peak, Boundary Ridge, and Bullion Ridge are known gold deposits in the district that have not been mined.

Discovery potential on the Borealis Property includes oxidized gold mineralization adjacent to existing pits, new oxide gold deposits at shallow depth within the large land position, gold associated with sulfide minerals below and adjacent to the existing pits, in possible feeder zones below surface mined ore and buried gold-bearing sulfide mineralization elsewhere on the property. Both oxidized and sulfide-bearing gold deposits exhibit lithologic and structural controls for the locations and morphologies of the gold deposits.

The following areas have not been subject to historic mine production, but have been subject to historical exploration that has identified gold mineralization.

Borealis Extension

The Borealis Extension deposit occurs 110 to 375 feet below the surface at the northern and western margins of the former Borealis pit. Generally the top of this target occurs at or slightly below the 7,000-ft elevation. The primary target is defined by 16 contiguous drill holes completed by previous operators that have economically attractive gold intercepts. Thicknesses of mineralized intercepts ranges from 15 to 560 ft with nine holes having from 155 to 560 ft of +0.01 opt of gold; the average thickness of the zone is 236 ft. We have drilled an additional 16 holes into the deposit. The drilling results were generally marginal and further evaluation is needed.

Graben Deposit

The Graben deposit has been defined with approximately 36 historical RC holes and 19 historical core holes. This drilling defined a zone of gold mineralization, using an 0.01 opt Au boundary, that extends at least 2,000 feet in a north-south direction and between 200 and 750 feet east-west, and up to 300 feet thick. The top of the deposit is from 500 to 650 feet below the surface. Near its southern margin the axis of the deposit is within 800 feet of the Freedom Flats deposit and along one portion of the southeastern margin low-grade mineralization may connect with the Freedom Flats mineralization through an east-west trending splay.

Through November 2007, Gryphon Gold has drilled an additional 55 RC drill holes into the Graben zone. All holes had mineralized intervals. Gryphon Gold’s Graben drilling program was designed to test for extensions of the interior high-grade zones and to expand the exterior boundaries of the deposit. Drilling along the margins of the deposit, particularly along the northwestern portion, identified significant extensions of mineralization. Drilling for extensions of the northern and southern high-grade pods also revealed that these zones are larger than previously thought. Additional drilling in, and around, the Graben deposit is needed before it can be considered fully explored. At this point the mineralization estimate for the deposit probably represents a minimum size.

In mid-2007 a controlled source audio-frequency magnetotellurics CSAMT survey was conducted over the Graben deposit as a test case. Several anomalies were identified that correlated favorably with known mineralization. The survey lines ended to the northwest in a similar looking anomaly in an undrilled area. The initial interpretation is that this could be an extension of the Graben deposit, or a separate mineralized area.

Additional drilling is needed to fill in gaps between widely spaced holes in the Graben, and step out from the Graben zone in a north, east and west direction in order to delineate the full extent of the gold mineralization, and to fully define the boundaries of the zone.

North Graben Prospect

The North Graben prospect is defined by the projection of known mineralization, verified by drill hole sampling, and coincident with a large intense aeromagnetic low and an elongate chargeability (IP) high. This blind target lies on trend of the north-northeast-elongate Graben mineralized zone. In 1989, Echo Bay completed a district-wide helicopter magnetic/electromagnetic survey, which identified a large, intense type aeromagnetic low in the North Graben area. This coincident magnetic low/chargeability high is now interpreted as being caused by an intensive and extensive hydrothermal alteration-mineralization system. Five drill holes completed in the North Graben by Gryphon Gold encountered a permissive geologic setting and trace levels of gold mineralization.

In early 2006 the Company completed four holes into the North Graben geophysical anomaly and one additional hole was drilled in 2007. All the holes intercepted a hydrothermal system as indicated by several zones of silicification, and pyrite up to 20 percent. None of the holes contained significant amounts of gold, but were geochemically anomalous in gold and silver, and other important trace elements. North Graben is a target area that needs additional study and drilling to determine if a gold deposit is present.

Rainbow Ridge and Tough Hills Prospects

Previous exploration drilling the Rainbow Ridge and Tough Hills Prospect areas targeted shallow oxide mineralization, generally less than 500 feet deep. In 2006 we completed four gradient IP/ resistivity survey blocks covering a total area of one square mile. Results from these surveys indicate a broad deep seated north, north-east trending chargeability anomaly and a prominent, shallow north west trending chargeability anomaly. These targets are essentially untested by drilling.

Central Pediment (Lucky Boy) Prospect

Another important prospect area is the Lucky Boy area, which may be in a shallower pediment environment in the central portion of the district near the range front. Historic drill holes at the periphery of the zone intersected thick zones of silification and traces of gold mineralization. Echo Bay’s aeromagnetic map shows another magnetic low and Cambior’s IP map shows a coincident chargeability high in the area of the silicification.

We drilled eight RC holes in this area during late 2006 and 2007. All of these holes encountered intense hydrothermal alteration with anomalous gold and favorable trace element geochemistry. A subsequent CSAMT survey indicates that these holes may have encountered the margins of a high-sulphidation gold system. Additional drilling is planned to test the CSAMT anomaly.

Sunset Wash Prospect

The Sunset Wash prospect consists of a gravel-covered pediment underlain by extensive hydrothermal alteration in the western portion of the Borealis district. Sixteen holes drilled by Echo Bay Mines indicate that intense alteration occurs within a loosely defined west-southwest belt that extends westerly from the Jaimes Ridge/Cerro Duro deposits. At the western limit of the west-southwest belt, Cambior’s IP survey and drilling results can be interpreted to indicate that the alteration system projects toward the southeast into the pediment.. Cambior conducted a gradient array IP survey over the Sunset Wash area effectively outlining a 1,000 by 5,000 foot chargeability anomaly. The anomaly corresponds exceptionally well to alteration and sulfide mineralization identified by Echo Bay’s drill hole results. Two structures appear to be mapped by the chargeability anomaly; one is a 5,000-foot long west-southwest-trending structure and the other is a smaller, northwest-trending structure.. Alteration types and intensity identified by the drilling, combined with the strong IP chargeability high and the aeromagnetic low, strongly suggest that the robust hydrothermal system at Sunset Wash is analogous to high-sulphidation gold systems. Cambior drilled three holes to test portions of the Sunset Wash geophysical anomaly and to offset other preexisting drill holes with significant alteration. The westernmost of Cambior’s three holes encountered the most encouraging alteration and gold mineralization suggesting that this drill hole is near the most prospective area. This drill hole intercepted hydrothermally altered rock from the bedrock surface to the bottom of the hole, including an extremely thick zone of chalcedonic replacement in the lower two-thirds of the hole.

We drilled three holes in the same area, all of which encountered strongly developed hydrothermal alteration with anomalous gold and favorable pathfinder trace elements. To assist in defining the target a CSAMT survey was conducted late in 2007 and further defined the anomalous zone. Additional drilling is planned to test the center of the anomaly.

Bullion Ridge/Boundary Ridge

The northeast-trending alteration zone extending along Boundary Ridge into Bullion Ridge contains intense silicification that is surrounded by argillization, with abundant anomalous gold. Widely-spaced shallow drill holes completed by previous operators have tested several of the alteration/anomalous gold zones and defined discrete zones of mineralized material.

Mineralization

Overview

Finely disseminated gold mineralization found in the Borealis epithermal system was associated with pyrite and other gold bearing sulfide minerals such as marcasite when initially deposited by the gold rich hydrothermal fluids. In the upper portions of the near surface deposits, over time through natural oxidation, the pyrite was transformed to limonite releasing the gold particles. Through this geologic process, the mineral character of the deposit was altered, and sulfides were destroyed releasing the gold so that conventional hydrometallurgical processes (e.g. gold heap leaching) could be effectively applied to recover the gold. Gold bound in pyrite or pyrite-silica which was not oxidized (commonly in the deeper deposits) in the geologic process, is not as easily recovered by a simple heap leaching and may require some type of more advanced milling operation. Limited evidence suggests that in certain deposits, such as the Borealis and Freedom Flats deposits, some coarse gold exists, probably in the higher-grade zones.

Oxide Gold Mineralization

Oxide gold mineralization is generally more amenable to direct cyanidation processes such as heap leaching as compared to sulfide gold mineralization.

Oxide deposits in the district have goethite, hematite, and jarosite after iron sulfides as the supergene oxidation products, and the limonite type depends primarily on original sulfide mineralogy and abundance. Iron oxide minerals occur as thin fracture coatings, fillings, earthy masses, as well as disseminations throughout the rock. The degree of supergene oxidation, mineral constituents, and form and occurrence of the oxide minerals in the host rock are significant factors in determining metallurgical performance and ultimate gold recovery. As demonstrated in previous operations, this type of gold bearing material is amenable to conventional heap leaching methodology.

Depth of oxidation is variable throughout the district and is dependent on alteration type, structure, and rock type. Oxidation ranges from approximately 250 ft in argillic and propylitic altered rocks to over 600 ft in fractured silicified rocks. A transition zone from oxides to sulfides with depth is common and is characterized by a mixture of oxide and sulfide minerals.

Except for the Graben deposit, all of the known gold deposits are at least partially oxidized. Typically the upper portion of a deposit is totally oxidized and the lower portions unoxidized. In places, such as the Ridge deposits, there is an extensive transition zone of partially oxidized sulfide bearing gold mineralization. Oxidation has been observed to at least 1,000 ft below the surface.

Sulfide Gold Mineralization

Sulfide gold mineralization is generally less amenable to conventional direct cyanidation metallurgical processes, and may require more advanced processes such as milling, flotation, and roasting or some pre-cyanidation treatment.

Sulfide deposits in the district are mostly contained within quartz-pyrite alteration with the sulfides consisting mostly of pyrite with minor marcasite, and lesser arsenopyrite. Many trace minerals of copper, antimony, arsenic, mercury and silver have also been identified. Pyrite content ranges from 5 to 20 volume percent with local areas of nearly massive sulfides in the quartz-pyrite zone and it occurs with grain sizes up to 1mm. Gold is commonly restricted to the iron sulfide grains.

The Graben deposit is the best example found to date of the size and quality of sulfide deposits within the district. In addition sulfide mineralization occurs in the bottoms of most of the mined areas, but the most significant of which is beneath the Freedom Flats pit.

Drilling

We have conducted a drilling program on the Borealis Property site. Set out below is a summary of the drilling work conducted on the Borealis Property by prior owners and by us.

Historical Drill Hole Database

The historical drill hole database used for the Borealis Property project mineralization models contains 2,417 drill holes with a total drilled length of 671,595 feet. A total of 1,947 holes were drilled inside the mineralization model areas. An additional 470 holes were either drilled outside the mineralization models at scattered locations throughout the district or did not have collar coordinates.

The historic holes were drilled by several different operators on the property. Drill hole types include diamond core holes, reverse circulation holes and rotary holes. The only holes that have down-hole survey information are a few core holes. Since most of the drilling is shallow, the absence of down-hole survey information is not significant. In the deeper Graben zone, however, unsurveyed drill holes may locally distort the shape of the grade zones. Drill hole sampling lengths are generally 5 feet for the RC holes, but vary for the core holes based on geological intervals. Sampling length is up to 25 feet for some of the early rotary holes. Gold assays in parts per billion (ppb) and troy ounces per short ton (opt) are provided for most of the sample intervals. Silver assays in parts per million (ppm) and opt are also provided for some of the sample intervals.

Drilling of Existing Heaps and Dumps

In May 2004 we completed a drilling program on the five Borealis Property site heaps and parts of the Freedom Flats and Borealis waste dumps. This program consisted of 32 holes totaling 2,478.5 ft. Dump holes were drilled deep enough to penetrate the soil horizon below the dump, while holes on the heaps were drilled to an estimated 10-15 ft above the heap’s liner.

Gryphon Gold Drilling Program

Since acquiring the Borealis Property we have drilled 265 holes totaling 158,601 feet. The majority of these holes were drilled in, and around, known gold deposits. Fewer than 30 holes can be considered purely exploration.

Sampling and Analysis

General

The Borealis mine operated from 1981 through 1990 producing approximately 10.7 million tons of ore averaging 0.059 ounces of gold per ton from seven open pits. The mined ore contained approximately 607,000 ounces of gold of which approximately 500,000 ounces of gold were recovered through a heap leach operation (please refer to table “Reported Past Borealis Production 1981-1990”). This historic production can be considered a bulk sample of the deposits validating the database that was used for feasibility studies and construction decisions through the 1980s. With over 2,400 drill holes in the database that was compiled over a 20-year period by major companies, the amount of information on the project is extensive. It is primarily these data that have been used as the foundation of the current mineralization estimate. The bulk of the data was collected beginning in 1978, the year of discovery of the initial ore-grade mineralization, and was continuously collected through the final year of full production. Subsequent owners who conducted exploration programs through the 1990s added to the database.

Previous Mining Operations — Sampling, Analysis, Quality Control and Security

Specific detailed information on sampling methods and approaches by the various mine operators is not available to us. However, a report written in 1981 (referred to in the Technical Report) noted that the drilling, sampling and analytical procedures as well as assay checks were reported as acceptable by industry practice.

Echo Bay Mines performed quality checks on their drill cuttings, sampling and assaying methods as part of their evaluation of the property prior to and following its purchase from Tenneco Minerals, indicating that the original assays were reliable and representative. During their exploration and development programs they also drilled a number of core hole twins of reverse circulation rotary drill holes to compare assay results in the same areas.

Houston Oil and Minerals, Tenneco, and Echo Bay Mines are reported to have used standard sample preparation and analytical techniques in their exploration and evaluation efforts, but detailed descriptions of the procedures have not been found. Most of the drill-hole assaying was accomplished by major laboratories that were in existence at the time of the drilling programs. Various labs including Monitor Geochemical, Union Assaying, Barringer, Chemex, Bondar-Clegg, Metallurgical Laboratories, Cone Geochemical, the Borealis mine lab and others were involved in the assaying at different phases of the exploration and mining activity.

We believe that early work on the property relied on assay standards that were supplied by the laboratories doing the assaying. However, Echo Bay Mines (1986) reported using seven internal quality control standards for their Borealis mine drill-hole assaying program, with gold concentrations from 170 ppb to 0.37 opt. Analytical labs involved in the standards analyses were Cone Geochemical, Chemex, and the Borealis mine lab, and the precision of the three labs was reported as excellent (+/- 1 to 8%) for the higher gold grades (0.154-0.373 opt); acceptable (+/- 3 to 14%) for the lower grades (0.029-0.037 opt); and fair (+/- 4 to 20%) for the geochemical anomaly grades (0.009 opt to 170 ppb). These data provide an initial estimation of the precision and accuracy of gold analyses of Borealis mineralization.

During 1986, Echo Bay instructed Chemex to analyze duplicate samples for five selected drill holes. A comparison was made of (a) 1/2 assay-ton fire assay with a gravimetric finish, versus (b) 1/2 assay-ton fire assay with an atomic absorption finish, versus (c) hot cyanide leach of a 10-gram sample. The 1/2 assay-ton fire assay — gravimetric and the 1/2 assay-ton fire assay — atomic absorption gave essentially the same results. However the hot cyanide leach gave results that were 5-11 percent higher in one comparison and significantly lower in another, prompting Chemex to conclude that cyanide leach assaying was not appropriate for Borealis samples. The great majority of the assays in the database are based on fire assays.

We have no information relating to the sample security arrangements made by the previous operators.

Gryphon Gold Operations — Sampling, Analysis, Quality Control and Security

The work we performed to evaluate the 32 holes drilled in 2004 on the five previously leached heaps and two waste dumps was done by a sonic rig to retrieve core-like samples. All drill holes were drilled vertical, with the sample immediately slid into a plastic sleeve that was sealed and marked with the drill hole number and footage interval. These plastic sample sleeves were not reopened until they reached the analytical lab. A Qualified Person and geologist, Roger C. Steininger, Ph.D., CPG, monitored all of the drill procedures and the handover to the analytical lab. A non-blind standard was added as the last sample of each hole, which was obvious to the lab since the standard was in a pulp bag, although the lab did not know the gold value of the standard.

All samples were submitted to American Assays Labs of Sparks, Nevada. Each analytical sample was split in a rotary splitter with a one-fifth of the sample removed for assay and the remaining four-fifths retained for metallurgical testing. Each assay sample was pulverized and assayed for gold and silver by one assay ton fire assay, and a two hour 200 gram cyanide shake assay for dissolvable gold. As part of the quality control program, standards were submitted to American Assay Labs (AAL) with each drill hole, several assayed pulps and two standards were submitted to ALS Chemex, and three of the duplicates and two standards were submitted to ActLabs-Skyline.

For the hard rock drilling program, started in 2005 and continuing through 2007, reverse circulation drilling services were provided by two international drilling contractors, Diversified Drilling LLC of Missoula, Montana and Eklund Drilling Company of Elko, Nevada. Drill bit size equaled 4 1/2 inches in diameter and samples were collected at 5-foot intervals (1.5 meters). All drill samples were bagged and sealed at the drill site by drill contractor employees, placed in bins, and delivered to a secure storage. American Assay Laboratories in Sparks, Nevada picked up the sample bins from secure storage. AAL is ISO/IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP). Drill cuttings were dried, crushed to — 10 mesh, rotary split to 1,000 grams, pulverized to — 150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 1-assay ton fire assay with gravimetric finish. Strict QA/QC protocol was followed, including the insertion of standards and blanks on a regular basis in the assaying process.

In the period between April 2006 and November 2007, reverse circulation drilling services were provided Eklund Drilling Company of Elko, Nevada. Drill bit size equaled 4 1/2 inches in diameter and samples were collected at 5-foot intervals (1.5 meters). All drill samples were bagged and sealed at the drill site by the drill contractor employees, placed in bins, and delivered to a secure storage. Inspectorate America Corporation (IAC) in Sparks, Nevada picked up the sample bins from secure storage. IAC is ISO 9001:2000 certified (Certificate number: 37295) and has successfully completed Canadian proficiency testing (CCRMP). Drill cuttings were dried, crushed to — 10 mesh, rotary split to 1,000 grams, pulverized to — 150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 1-assay ton fire assay with an AA finish. Assays greater than 0.10 opt Au were re-assayed by 1-assay ton fire assay with a gravimetric finish. Strict QA/QC protocol was followed, including the insertion of standards and blanks on a regular basis in the assaying process.

Borealis Mineralization Estimate

The Technical Report was completed April 28, 2008.  The Technical Report states that the recommended course of action for Gryphon Gold is to increase gold mineralization by completing additional drilling primarily in the previously mined areas, to complete a technical report to determine the feasibility of near term production, and through continued drilling and exploration, delineate possible new mineralized material on the Borealis Property. Cautionary Note to U.S. Investors: The Technical Report uses the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. See “Cautionary Note to U.S. Investors” above.

The Preliminary Assessment was completed September 2, 2008. The report outlines the possibility of developing a mineable oxidized gold deposit on the Borealis Property. Gryphon Gold is undertaking a detailed economic evaluation of the potential for developing an open-pit heap leach gold mining operation on the property. The Preliminary Assessment is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the Borealis Property. Cautionary Note to U.S. Investors: The Preliminary Assessment uses the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. See “Cautionary Note to U.S. Investors” above.

The 2009 Study was completed on September 17, 2009. The 2009 Study is based on open pit mining and heap leaching of oxide and mixed oxide ores that occur in and around previously mined open pits and re-leaching of ores that were mined and leached during prior operations. The 2009 Study is not a bankable feasibility study. Cautionary Note to U.S. Investors: The 2009 Study use the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with National Instrument 43-101 of the Canadian Securities Administrators. These definitions differ from the definitions in SEC Industry Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The 2009 Study uses the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. See “Cautionary Note to U.S. Investors” above.

The Pre-Feasibility Study was completed on April 25, 2011 and authored by John D. Welsh, P.E. of Reno, Nevada. The Pre-Feasibility Study was also co-authored by Jonathan M. Brown, CPG, MBA, Douglas Willis, CPG, and Dr. Thom Seal, Ph.D., P.E. The mineralization data and the economic analysis data contained in the Pre-Feasibility Study supercedes and replaces the data contained in the Technical Report, the Preliminary Assessment and the 2009 Study. The Pre-Feasibility Study is based on open pit mining and heap leaching of oxide and mixed oxide ores that occur in and around previously mined open pits and re-leaching of ores that were mined and leached during prior operations. The Pre-Feasibility Study is not a bankable feasibility study. If we determine to proceed with mine construction, we will be required to obtain additional capital. See “Management’s Discussion and Analysis of Financial Condition and Operating Results — Liquidity and Capital Resources” and “Risk Factors”. Cautionary Note to U.S. Investors: The Pre-Feasibility Study uses the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with National Instrument 43-101 of the Canadian Securities Administrators. These definitions differ from the definitions in SEC Industry Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The Pre-Feasibility Study uses the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. See “Cautionary Note to U.S. Investors” above.

Historical Mining and Metallurgical Operations

The historical mining operations processed both a run-of-mine ore and an ore that was crushed to a nominal 1 1/2-inch product as the primary feed material that was placed on the heap for leaching. The fines fraction was agglomerated with cement, mixed with the coarse fraction, and leached with sodium cyanide solution. Gold mineralization is finely disseminated and/or partially bonded with pyrite, and although there are very little ore mineralogy data available, historical operating reports suggest that some coarse gold may exist. Gold that is bound in pyrite or pyrite-silica is not easily recovered by simple heap leach cyanidation, however gold recovery in oxide ores is reported to average about 80% for the ore treated. There are no reports of carbonaceous refractory components within the old heap or dump materials. The previous mine operators employed a Merrill Crowe circuit to enhance ease of silver recovery, followed by a retort to remove mercury.

Laboratory testing subsequent to mine shut down in 1990 indicates that gold recoveries of 55 to 80 percent can be expected from remaining oxide material on the Borealis Property by heap leaching.

Based on limited test work, gold bearing sulfide material appears to respond to conventional flotation concentration and cyanidation of oxidized concentrates. In the laboratory testing, chemical oxidation and bioxidation treatment of the sulfide material yield a high level of oxidation and correspondingly high gold recoveries after cyanidation of the oxidized material. Aeration of concentrate slurries may be a suitable oxidation method for the sulfide material.

Exploration and Development

Our development and exploration plans are based on the recommendations contained on the Technical Report and are subject to our ability to obtain additional capital to fund such plans. These plans are outlined below:

Permitting Process

We intend to maintain the permits we have received that are necessary for mine start up. Maintaining the permits necessary for mine start up does not require us to complete a feasibility study. The principal permits were issued during calendar 2006, while ordinary course permits will be sought prior to the possible mine start up.

The following is a summary and status of the permits required for the Borealis Property heap leach mine project:

•	An Approved Plan of Operations from the USFS, Humboldt-Toiyabe National Forest has been received. The Environmental Assessment (EA) was approved for the Plan of Operations with a Finding of No Significant Impact (FONSI) on June 19, 2006. The Decision Notice was published on June 22 and 23, 2006 and is not appealable. Final revisions to the Plan of Operations were submitted to the USFS on June 23, 2006 and the USFS signed the Plan on June 29, 2006. The Plan of Operations can be implemented as soon as a reclamation bond of $4,205,377 is posted with the USFS.

•	A Water Pollution Control Permit (WPCP) from the NDEP-Bureau of Mining Regulation & Reclamation (BMRR) was approved and granted to Borealis Mining on January 28, 2006. The permit allows Borealis Mining to construct and operate a 10-million ton capacity heap leach pad and processing plant as a zero-discharge facility.

•	A Reclamation Permit from the NDEP-BMRR and reclamation bond amount were approved on June 23, 2006. This permit is the State of Nevada’s approval of the Plan of Operations and is effective with the posting of the reclamation bond with the USFS.

•	A Tentative Permanent Closure Plan to be administered by the NDEP-BMRR was submitted with the WPCP application and accepted by NDEP-BMRR. A Final Permanent Closure Plan will not need to be developed until 2 years prior to project closure.

•	NDEP-Bureau of Air Pollution Control (BAPC) issued the Air Quality Operating Permit on April 28, 2006 for the Borealis processing facilities. The State of Nevada adopted regulations regarding mercury emissions, and an application was filed under this new State program on September 14, 2006, as a compliance order pursuant to the approved air quality permit. Because Gryphon was not able to move the project into construction within the air permit time frame, NDEP kept this old permit in force while a new air quality and mercury permit application was being developed and approved. The new air quality permit was approved in 2010. Meanwhile, a draft mercury emissions permit has been prepared by BAPC and is expected to be approved by July of 2011.

•	A Surface Area Disturbance Permit from the NDEP-BAPC was approved and granted to Borealis Mining on April 3, 2006 for disturbances associated with construction and mining activities.

•	The Storm Water Pollution Prevention Plan (SWPPP) has been prepared for the project. A Notice of Intent, filing fee, and the SWPPP will be submitted to the Bureau of Water Pollution Control (BWPC) 2 days prior to the start of mining operations to obtain coverage under the general National Pollutant Discharge Elimination System (NPDES) permit for Nevada mines.

•	A Spill Prevention, Control, and Countermeasure (SPCC) Plan, under the jurisdiction of the U.S. Environmental Protection Agency (EPA), will be prepared and implemented before starting operations. The SPCC Plan will provide methods for storing, transporting, and using petroleum products as well as emergency response measures in the event of a release.

•	A preliminary Emergency Release, Response and Contingency Plan (ERRCP) was submitted with the Plan of Operations. The ERRCP provides methods for storing, using, and transporting process chemicals on site as well as emergency response measures in the event of a release. A final ERRCP will be prepared prior to the start of leaching and processing activities. Both the USFS and the NDEP-BMRR require the ERRCP.

•	Threatened & Endangered Species Act: No known threatened or endangered species have been identified within or near the project area. A Biological Assessment and Biological Evaluation (BA/BE) and a Wildlife Specialist Report were approved by the USFS on June 6, 2006. These reports identified three USFS sensitive plants and two other plant species of concern within the project area. Mitigation measures were developed for these plants and incorporated into the EA and Plan of Operations. The USFS concluded that the project may impact individual plants and plant habitat but will not likely contribute to a trend towards listing or cause a loss of viability to the population or species.

•	Historical Preservation Act (Section 107): Consultation with the USFS and the State Historical Preservation Officer (SHPO) has occurred in conjunction with the preparation of the EA. The “Heritage Research Final Report, Gryphon Gold, USA, Mining and Exploration Project, Borealis Mine Area” was submitted to the USFS in March 2006. The report identifies prehistoric cultural resources located within and near the project area. This report was approved by the USFS and forwarded to SHPO for their review and comment on April 17, 2006. The SHPO approved the report in early May 2006. Mitigation measures consisting of avoidance and protection were incorporated into the EA and the Plan of Operations.

•	Water Rights: Water Rights have been granted by the Nevada Division of Water Resources (NDWR) for two production wells located approximately 3 miles south of the project, in the same vicinity as the supply wells from the previous mining operation. Based on historic well productivity records, this water right and point of diversion has the capacity and productivity to meet project needs. A second set of water rights were obtained for a site about 10 miles to the south of the planned operation as a contingency; however, this water right has been forfeited as it has been deemed extraneous.

•	Industrial Artificial Pond Permit: The Department of Wildlife, State of Nevada, has issued an Industrial Artificial Pond permit to use and store industrial waters in lined containers on the Borealis Property project site. This permit was granted on December 1, 2009 and expires on November 30, 2014.

In addition, the BLM has granted approval for drilling exploration holes in the areas of the West Pediment and the Central Pediment, which are on the Borealis Property but outside of the central project area.

Drilling and Feasibility

We plan to continue our drilling and exploration program with the intent of locating additional sulfide and oxide gold mineralization on the Borealis Property. The primary focus of the program will be within the previously disturbed area, the Graben zone and in the Central and Western Pediment areas. Once sufficient additional potential mineralization is discovered, we will assess possible methods of beginning production including the possible completion of a feasibility study.

Future Mine Development

The business plan for the Borealis Property is to advance the development of the oxide heap leachable gold and silver to the production stage and to further expand and develop the significant sulphide resource through exploration, metallurgical design and sulphide project permitting and development. Our plan is based on the Plan of Operations filed with the U.S. Forest Service and could change based on additional information as it is acquired and analyzed in our ongoing engineering studies and feasibility study.

The Plan of Operations was the basis for the 2009 Study as at September 17, 2009 and the Pre-Feasibility Study as at April 25, 2011. The Pre-Feasibility Study presents an economic analysis, and provides capital expenditures, operating costs, ore grade, anticipated revenues, and projected cash flows. The 2009 Study and the Pre-Feasibility Study are not bankable feasibility studies. If we determine to proceed with mine construction, we will be required to obtain additional capital. See “Management’s Discussion and Analysis of Financial Condition and Operating Results — Liquidity and Capital Resources” and “Risk Factors”. Cautionary Note to U.S. Investors: The 2009 Study and the Pre-Feasibility Study use the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with National Instrument 43-101 of the Canadian Securities Administrators. These definitions differ from the definitions in SEC Industry Guide 7. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The 2009 Study and the Pre-Feasibility Study use the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. We advise investors that these terms are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. See “Cautionary Note to U.S. Investors” above.

Mineralized Material Expansion and Drilling Program

We have undertaken a systematic district scale drilling program designed to discover and delineate large gold deposits within the greater Borealis Property, outside of the known mineral deposits, which will focus along known mineralized trends that project into untested gravel-covered areas with coincident geophysical anomalies. The greatest potential in the district lies beneath a large gravel-covered area at the mountain front with several potential blind deposits (with no surface expression). The Graben zone is an example of this type of deposit, and other high-potential targets include Rainbow Ridge/Tough Hills, Sunset Wash, Lucky Boy, and others yet to be named generally within the areas referred to as the Central and Western Pediments. To date we have drilled and assayed 206 holes as part of the district wide exploration program.

In addition to the district program, the Borealis Property embraces numerous areas with potential for discovery of mineable gold deposits. The defined target areas can be grouped into categories based on our expectation for deposit expansion or potential for discovery. Past emphasis was focused on targets which are the extensions of previously mined deposits, specifically within the previously disturbed areas the East Ridge-Gold View-Northeast Ridge mineralized trend, and around the margins of the Borealis, Freedom Flats, and Deep Ore Flats/Polaris

deposits. Each has the potential to add to the material that can be developed as part of the initial mine plan. Drilling programs from 2005 through 2007 were completed primarily in areas where mineralization is known to exist. In addition to advancing existing mineralization to a higher level of confidence, this drilling program has further information gathering objectives for metallurgical assessment, waste characterization, and hydrological analyses that are required in support of our operating permit applications, environmental assessment, and engineering design. Results from drilling of heap leachable material will be incorporated into the feasibility study, should a feasibility study be completed.

Planned activities and expenditures include both field and compilation geology, geophysics, geochemistry, permitting and claim maintenance, road construction and drill-site preparation, reverse circulation (RC) and core drilling, drill-hole assaying, sampling protocol studies and assay quality control, preliminary metallurgical testing, and database management. We estimate that nearly 50% of the budget would be spent directly on drilling (mostly on RC drilling) with approximately 20% on geologists, 10% on assaying, and the remainder divided among the other items. The budget is expected to be sufficient to discover and delineate one or more deposits, but additional funding will be required for detailed development drilling and other development activities.

The names of deposits and targets on the Borealis Property are shown on the map below. The map also shows the boundary of the claim holdings that comprise the Borealis Property.

(Source: Gryphon Gold, 2005)

United States Mining Laws

Mining in the State of Nevada is subject to federal, state and local law. Three types of laws are of particular importance to the Borealis Property: those affecting land ownership and mining rights; those regulating mining operations; and those dealing with the environment.

The Borealis Property is situated on lands owned by the United States (Federal Lands). Borealis Mining, as the owner or lessee of the unpatented mining claims, has the right to conduct mining operations on the lands subject to the prior procurement of required operating permits and approvals, compliance with the terms and conditions of the mining lease, and compliance with applicable federal, state, and local laws, regulations and ordinances. On Federal Lands, mining rights are governed by the General Mining Law of 1872 as amended, 30 U.S.C. §§ 21-161 (various sections), which allows the location of mining claims on certain Federal Lands upon the discovery of a valuable mineral deposit and proper compliance with claim location requirements. A valid mining claim provides the holder with the right to conduct mining operations for the removal of locatable minerals, subject to compliance with the General Mining Law and Nevada state law governing the staking and registration of mining claims, as well as compliance with various federal, state and local operating and environmental laws, regulations and ordinances. Historically, the owner of an unpatented mining claim could, upon strict compliance with legal requirements, file a patent application to obtain full fee title to the surface and mineral rights within the claim; however, continuing Congressional moratoriums have precluded new mining claim patent applications since 1993.

The operation of mines is governed by both federal and state laws. Part of the Borealis Property is situated within the Toiyabe National Forest, and that part is administered by the U.S. Forest Service. The rest of the Borealis Property is administered by the Bureau of Land Management (BLM). In general, the federal laws that govern mining claim location and maintenance and mining operations on Federal Lands, including the Borealis Property, are administered by the BLM. The Forest Service is concerned with surface land use, disturbances and rights-of-way on Federal Lands that it manages. Additional federal laws, such as those governing the purchase, transport or storage of explosives, and those governing mine safety and health, also apply. Various permits or approvals from the BLM and other federal agencies will be needed before any mining operations on the Borealis Property can begin.

The State of Nevada likewise requires various permits and approvals before mining operations can begin, although the state and federal regulatory agencies usually cooperate to minimize duplication of permitting efforts. Among other things, a detailed reclamation plan must be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. The bond amount for a large mining operation is significant. Local jurisdictions (such as Mineral County) may also impose permitting requirements (such as conditional use permits or zoning approvals).

Mining activities on the Borealis Property are subject also to various environmental laws, both federal and state, including but not limited to the federal National Environmental Policy Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Recovery and Conservation Act, the Clean Water Act, the Clean Air Act and the Endangered Species Act, and certain Nevada state laws governing the discharge of pollutants and the use and discharge of water. Various permits from federal and state agencies are required under many of these laws. See, “Permitting Requirements,” below. Local laws and ordinances may also apply to such activities as waste disposal, road use and noise levels.

Permitting

Permit Acquisition and Fundamental Environmental Permitting Considerations

In 2004 we initiated a plan to obtain the required principal environmental operating permits in anticipation of a possible mine start-up.

A staged permit acquisition program is in progress. The first permitting stage, started in the fall of 2003, has been completed. Permits obtained at that time authorized exploration activities needed to prove the mineral mineralization, condemn the heap sites and support infrastructure, and obtain environmental baseline data to support the permitting packages. A second stage of application for exploration drilling permits was submitted in December 2004 and approval was obtained in May 2005. A Plan of Operations for a new mine was submitted in August 2004 to the U.S. Forest Service and Nevada State agencies and approval was received in the second quarter of 2006. A Water Pollution Control Permit application for the reopening and expansion of the mine was submitted to the Nevada Bureau of Mining Regulation and Reclamation in January 2005. The permit was granted in January 2006. Future exploration activities and mine expansion initiatives will be included in applications for subsequent approvals on a case-by-case and as-needed basis.

The approved Plan of Operations focuses on the approximately 460 acre area previously disturbed by mining operations. Deposits within this boundary, subject to permit applications generally, include the oxidized and partially oxidized portions of Borealis, Deep Ore Flats (also known as Polaris), East Ridge, Freedom Flats, and Northeast Ridge which are amenable to a conventional hydrometallurgical gold recovery process such as heap leaching. Also included in the Plan of Operations is the option for development of underground access to the Graben deposit to be used for exploration and future development activities, although no production plan has been submitted for consideration in this mineralized zone at this date. Crocodile Ridge, Middle Ridge, and other deposits within the study area boundaries of the Borealis Property will be added to the permit applications if warranted based on ongoing engineering and in-fill drilling results.

Permitting Process Overview

The development, operation, closure and reclamation of mining projects in the United States require numerous notifications, permits, authorizations and public agency decisions. This section does not attempt to exhaustively identify all of the permits and authorizations that need to be gained, but instead focuses on those that are considered to be the main efforts that are on the critical path for possible project start-up.

Environmental Inventories

There are certain environmental evaluations that routinely must be completed in order to provide the information against which project impacts are measured. Both the U.S. Forest Service and the Nevada Bureau of Mining Regulation and Reclamation (BMRR) have requirements to profile existing conditions and to evaluate what effects will result from implementing the project plans on those mineral resources.

Background information on geology, air quality, soils, biology, water resources, social and economic conditions, and cultural resources were assembled for us and submitted to the appropriate regulatory agency.

Permitting Requirements

U.S. Forest Service Requirements

The Bridgeport Ranger District of the U.S. Forest Service is the lead agency regulating mining and reclamation activities at the Borealis Property. The permitting process with the U.S. Forest Service approved our Plan of Operations in the second quarter of 2006, pursuant to the requirements of 36 CFR Part 228, Subpart A. Our Plan of Operations was filed in August 2004 describing the project plans in a step-by-step process. The Plan of Operations describes the development of the deposits identified in the Technical Report and recognizes and anticipates the effects of market impacts such as reductions or increases in gold price, and describes the measures that will be taken to adjust for these changing conditions. The emphasis of the Plan of Operations is on defining the spatial and temporal aspects, as they will affect the land that is managed by the agency. The Plan of Operations also describes the plans to reclaim the site, and includes an estimate of the cost to accomplish that reclamation. This cost estimate is the first step toward establishing the reclamation surety for the site.

In order to satisfy the reclamation surety requirements of the U.S. Forest Service, we will consider obtaining an insurance policy for its benefit. This policy, if obtained on terms acceptable to us, would require us to pay into a “commutation” account of the insurer the agreed cost of the initial future reclamation work. The initial amount covered under the policy will be funded by a deposit into the “commutation” account, in an amount to be negotiated. The amount covered by the policy is expected to increase as reclamation costs increase due to expanded mining related disturbances. This additional policy coverage is expected to be funded from mining revenue once the mine is in operation. Once funded, the account will be available to pay for concurrent and final reclamation expenses as they are incurred. The policy is expected to provide us a mechanism to manage the overall cost of reclamation for a known cost for the entire life of mine and provide financial assurance required by the U.S. Forest Service. We would propose to acquire the policy once the project is permitted and before commencement of construction.

The National Environmental Policy Act (NEPA) requires that any decision made by a Federal agency must consider the environmental effects of that decision. The USFS will decide whether or not there is a decision to be made, and whether that decision is significant or not. If there is no decision to be made, as in the instance of Categorical Exclusions (CE), the project can proceed with notification only. CE’s are allowed when surface disturbances are limited to less than one mile of new road building. If a decision must be made, an environmental impact evaluation is completed and from that analysis, a determination of whether the environmental impact is significant or not. If the determination is a “finding of no significant impact” (FONSI), then the agency is authorized to approve the plan based on the Environmental Assessment (EA) findings. If the decision is that the impacts are in fact significant, then an Environmental Impact Statement (EIS) is required to arrive at the final decision. There is a significantly increased time period for review and public comment for an EIS versus an EA. Approvals of Gryphon Gold’s site exploration activities to date were authorized under a CE.

The USFS Bridgeport Ranger District (District) determined that preparation of an Environmental Assessment (EA) was necessary to comply with the requirements of the National Environmental Policy Act (NEPA). The USFS and we mutually agreed to have Knight Piesold and Co. (KPCO), a third-party NEPA contractor, prepare the EA. Comments from a variety of stakeholders have been solicited. These comments were incorporated into a Modified Plan of Operations, which includes some changes from the initial Plan of Operations submitted to account for updated operating plans and required mitigation measures to better protect the environment.

At the completion of the NEPA process and decision, the reclamation surety must be posted with the USFS prior to any surface disturbance on site. The reclamation cost estimate provided in the Plan of Operations will be reviewed and refined by the agency and an acceptable amount agreed upon among the U.S. Forest Service, BMRR and us.

Nevada Division of Water Resources Requirements

Development of the Borealis Property will involve significant water demand in an arid region where the water basin has been over-appropriated and for which project water rights have been withdrawn. Successful mining and processing will require careful control of project water and efficient reclamation of project solutions back into the leaching process.

The Nevada Division of Water Resources (NDWR) is the responsible agency for granting water rights permits. The basin from which water rights could be appropriated is the same basin that was the water supply for the mining activities at Borealis during the 1980’s and early 1990’s. Although this basin appears to be over allocated to various users, many of these rights go unused, so it may be possible to transfer existing appropriations to the project if necessary.

We believe that water rights granted to us by the NDWR are sufficient to conduct planned operations. A wellfield to perfect this water supply has not yet been tested or developed.

NDEP Bureau of Mining Regulation and Reclamation Requirements

The Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (BMRR) regulates mining activities within the state including water pollution control and reclamation.

The heap leach and process solution ponds are presented in the water pollution control permit application that was filed in January 2004. The permit application package includes the engineering design report for the heap and ponds, certified by a Nevada registered professional engineer. In addition to the engineering report, operating plans describing the mineral processing circuit, fluid management plan, monitoring plans, emergency response plan, temporary closure plan and tentative permanent closure plan were presented. The Water Pollution Control Permit was issued on January 28, 2006.

BMRR also administers and enforces the requirements relating to the reclamation of land subject to mining or exploration projects.

A Reclamation Plan that contains the identical information as was contained in the Plan of Operations was submitted to the BMRR in August 2004. The Reclamation Plan was approved during the second quarter of 2006.

We will be required to post a reclamation bond from a financial institution or otherwise set aside a corresponding amount for the benefit of BMRR. We anticipate that BMRR will accept the reclamation bond we post for the benefit of the U.S. Forest Service.

Nevada Division of Environmental Protection — Bureau of Air Quality Requirements

Prior to the commencement of construction activities, an air quality permit will be necessary. The Nevada Bureau of Air Quality (BAQ) regulations state that a process flow diagram must be generated to communicate the technical aspects of the process/activity and determine which class of permit will be required. We have prepared the required process flow diagram and submitted our permit application. On April 28, 2006 the Class II air quality permit was issued by BAQ. Because Gryphon was not able to move the project into construction within the air permit time frame, NDEP kept this old permit in force while a new air quality and mercury permit application was being developed and approved. This permit writing and review is nearing completion and the company does not expect any problems moving forward.

United States Regulatory Matters

General

All of our exploration activities in the United States are subject to regulation by governmental agencies under various mining and environmental laws. The nature and scope of regulation depends on a variety of factors, including the type of activities being conducted, the ownership status of land on which the operations are located, the nature of the resources affected, the states in which the operations are located, the delegation of federal air and water-pollution control and other programs to state agencies, and the structure and organization of state and local permitting agencies. We believe that we are in substantial compliance with all such applicable laws and regulations. While these laws and regulations govern how we conduct many aspects of our business, we do not believe that they will have a material adverse effect on our operations or financial condition. We evaluate our projects in light of the cost and impact of regulations on the proposed activity, and evaluate new laws and regulations as they develop to determine the impact on, and changes necessary to, our operations.

Generally, compliance with environmental and related laws and regulations requires us to obtain permits issued by regulatory agencies and to file various reports and keep records of our operations. Some permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to our proposed operations may be encountered.

U.S. Federal and State Environmental Law

Our past and future activities in the United States may cause us to be subject to liability under various federal and state laws. Proposed mining activities on federal land trigger regulations promulgated by the U.S. Forest Service (USFS), the Bureau of Land Management (BLM), and potentially other federal agencies, depending on the nature and scope of the impacts. For operations on federal public lands administered by the BLM that disturb more than five acres, an operator must submit a Plan of Operations to BLM. On USFS-administered lands, the USFS requires the submission of a notice for all mining operations, regardless of size, and a Plan of Operations if the USFS determines that there will be any “significant” disturbance of the surface.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), imposes strict, joint, and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removing or remediating the release and damages to natural resources. We are unaware of any reason why our undeveloped properties would currently give rise to any potential CERCLA liability. We cannot predict the likelihood of future CERCLA liability with respect to our properties or surrounding areas that have been affected by historic mining operations.

Under the Resource Conservation and Recovery Act (RCRA) and related state laws, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous or solid wastes associated with certain mining-related activities. RCRA costs may also include corrective action or clean up costs.

Mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, such as crushers and storage facilities, and from mobile sources such as trucks and heavy construction equipment. All of these sources are subject to review, monitoring, permitting, and/or control requirements under the federal Clean Air Act and related state air quality laws. Air quality permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the permitting conditions.

Under the federal Clean Water Act and delegated state water-quality programs, point-source discharges into “Waters of the State” are regulated by the National Pollution Discharge Elimination System (NPDES) program. Section 404 of the Clean Water Act regulates the discharge of dredge and fill material into “Waters of the United States,” including wetlands. Stormwater discharges also are regulated and permitted under that statute. All of those programs may impose permitting and other requirements on our operations.

The National Environmental Policy Act (NEPA) requires an assessment of the environmental impacts of “major” federal actions. The “federal action” requirement can be satisfied if the project involves federal land or if the federal government provides financing or permitting approvals. NEPA does not establish any substantive standards. It merely requires the analysis of any potential impact. The scope of the assessment process depends on the size of the project. An “Environmental Assessment” (EA) may be adequate for smaller projects. An Environmental Impact Statement (EIS), which is much more detailed and broader in scope than an EA, is required for larger projects. NEPA compliance requirements for any of our proposed projects could result in additional costs or delays.

The Endangered Species Act (ESA) is administered by the U.S. Department of Interior’s U.S. Fish and Wildlife Service. The purpose of the ESA is to conserve and recover listed endangered and threatened species and their habitat. Under the ESA, “endangered” means that a species is in danger of extinction throughout all or a significant portion of its range. “Threatened” means that a species is likely to become endangered within the foreseeable future. Under the ESA, it is unlawful to “take” a listed species, which can include harassing or harming members of such species or significantly modifying their habitat. We conduct wildlife and plant inventories as required as part of the environmental assessment process prior to initiating exploration projects. We currently are unaware of any endangered species issues at any of our projects that would have a material adverse effect on our operations. Future identification of endangered species or habitat in our project areas may delay or adversely affect our operations.

We are committed to fulfilling our requirements under applicable environmental laws and regulations. These laws and regulations are continually changing and, as a general matter, are becoming more restrictive. Our policy is to conduct our business in a manner that safeguards public health and mitigates the environmental effects of our business activities. To comply with these laws and regulations, we have made, and in the future may be required to make, capital and operating expenditures.

U.S. Federal and State Reclamation Requirements

We are subject to land reclamation requirements under state and federal law, which generally are implemented through reclamation permits that apply to exploration activities. These requirements often mandate concurrent reclamation and require the posting of reclamation bonds or other financial assurance sufficient to guarantee the cost of reclamation. If reclamation obligations are not met, the designated agency could draw on these bonds and letters of credit to fund expenditures for reclamation requirements.

Reclamation requirements generally include stabilizing, contouring and re-vegetating disturbed lands, controlling drainage from portals and waste rock dumps, removing roads and structures, neutralizing or removing process solutions, monitoring groundwater at the mining site, and maintaining visual aesthetics. We believe that we currently are in substantial compliance with and are committed to maintaining all of our financial assurance and reclamation obligations pursuant to our permits and applicable laws.

LEGAL PROCEEDINGS

Except as provided below, neither we nor any of our properties, including the Borealis Property, are currently subject to any material legal proceedings or other regulatory proceedings and to our knowledge no such proceedings are contemplated.

On September 16, 2005, our subsidiary, Borealis Mining, was named as a co-defendant in an ongoing civil action pending in the United States District Court for the District of Nevada, entitled United States v. Walker River Irrigation District (Court Doc. No. In Equity C-125, Subfile C-125-B). The action seeks to determine the existence and extent of water rights held by the federal government in the Walker River drainage area for use on federally reserved lands such as Indian reservations, National Forests, military reservations, and the like. The suit does not dispute nor seek to invalidate any existing water rights (including ours); rather, it seeks to determine the extent and priority of the federal government’s water rights. On May 27, 2003, the Court stayed all proceedings to allow the United States, the State of Nevada, the State of California, the Walker River Paiute Tribe, the Walker River Irrigation District, Mono County, California, Lyon County, Nevada, Mineral County, Nevada and the Walker Lake Working Group to attempt to mediate a settlement. No settlement has yet been reached. Borealis Mining was named as one of several hundred co-defendants in this action because it owns water rights within a portion of the Walker River drainage area in Nevada, which were granted under a permit on September 16, 2005.

We, like most private water right owners, intend to have only minimal involvement in the merits of the lawsuit. We do not believe that this civil action, which will determine the extent and priority of federally reserved water rights in the area, will have any effect on our potential business operations.

MANAGEMENT

Our directors hold office until the next annual meeting of the stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the direction of the board of directors.

The following table and information that follows sets forth, as of May 12, 2011, the names, and positions of our directors and executive officers:

Name and		Principal
Municipality of	Current Office with	Occupation
Residence	Gryphon Gold	Last Five Years	Director Since

John L. Key Gardnerville, Nevada	Chief Executive Officer, Director	Chief Executive Officer appointed July 21, 2008, General Manager Projects for the Teck Cominco organization from 1973 to 2004.	July 21, 2008

Donald W. Gentry Bella Vista, Arkansas	Director	President, Chief Executive Officer, Chairman and Director of PolyMet Mining Corporation, 1998 to 2003	July 18, 2005

Marvin K. Kaiser Mayfield, Kentucky	Director	Consultant to natural resource industry, Whippoorwill Consulting 2006 — Present, CFO, Executive VP, Chief Administrative Officer Doe Run Company 1993- 2006, CFO AMAX Gold, Inc 1989 to 1993, CFO, Senior VP Ranchers Exploration and Development Corporation 1969 to 1984.	Nov. 18, 2008

Terence J. Cryan Bronxville, NY	Director	Managing director at Paine Webber (Kidder,Peabody) and then served as Senior Managing Director at Bear Stearns & Co. Currently, Mr. Cryan serves as the Managing Director to Concert Energy Partners, LLC.	Sep. 3, 2009

Lisanna M. Lewis Vancouver, BC	Vice President, Treasurer	Vice President appointed August 1, 2010, formerly Controller and Treasurer of the Company.	—

Matthew A. Fowler(1) Spokane, WA	Interim Chief Financial Officer	Interim Chief Financial Officer appointed May 28, 2010. Leadership roles with Strata Partners, LLC, Octavius Capital Management, LLC, and Sharp Executive Associates, Inc.	—

Steve Craig Carson City, Nevada	Vice President of Exploration	VP of Exploration appointed April 1, 2010. Vice President of Corporate Development of Golden Phoenix Minerals Company	—

(1)	Effective May 28, 2010, R. William Wilson resigned as consulting Chief Financial Officer and was replaced by Matthew A. Fowler (who serves on an interim basis).

The following is a description of the business background of the directors, executive officers and key employees of the Company.

John L. Key, 60, was appointed February 5, 2008 as Chief Operating Officer and has since been appointed President, CEO, and Director (July 21, 2008). Mr. Key is a graduate of the University of Missouri — Rolla with an M.S. in Mining Engineer. He possesses 32 years of extensive mining experience. He worked for the Teck Cominco organization from 1973 to 2004 during which time he was directly responsible for running, in succession, the Magmont, Polaris, and Red Dog mines and also served as General Manager Projects. Mr. Key oversaw over $300 million in capital expansions at Red Dog. His primary duties at Gryphon Gold are to review the potential for an oxide mine on the Borealis Property, to work on the longer term opportunities for the sulphide ore resources and to review opportunities available to Gryphon Gold.

Donald W. Gentry, 68, Director, joined our board of directors in July 2005 after retiring from PolyMet Mining Corporation as its President, Chief Executive Officer, Chairman and Director from 1998 to 2003. He is a retired Professor Emeritus of the Colorado School of Mines, having served that institution from 1972 to 1998 as Professor, Department Head and Dean of Engineering. He has an international reputation as a consulting mining engineer, professional educator and mining executive. His primary interests center on the financial aspects of project evaluation, investment decision analysis, project financing, and corporate investment strategies. He previously served as a Director of Santa Fe Pacific Gold Corporation, Newmont Mining Corporation, and Newmont Gold Company and currently is a Director of Golden Gryphon Explorations (a company which is unrelated to Gryphon Gold Corporation). He was elected President of the Society for Mining, Metallurgy and Exploration, Inc. in 1993 and the American Institute of Mining, Metallurgical and Petroleum Engineers in 1996 and to the National Academy of Engineering in 1996. He holds B.S., M.S. and PhD. degrees in mining engineering from the University of Illinois, Mackay School of Mines, and University of Arizona, respectively.

Marvin K. Kaiser, 69, was appointed to our board of directors on November 18, 2008. Mr. Kaiser graduated from Southern Illinois University-Carbondale and began his career in the field of public accounting becoming a Certified Public Accountant in 1965. His career in the natural resources industry began in 1969 with Ranchers Exploration and Development Corporation where he held various positions including Chief Financial Officer and Senior Vice President until the company was combined with Hecla Mining Company in 1984. Mr. Kaiser also served as Chief Financial Officer of AMAX Gold, Inc from 1989 until 1993 when AMAX Inc was combined with Cyprus Mining. Subsequent to leaving AMAX, Mr. Kaiser joined The Doe Run Company as Chief Financial Officer. At the time of his retirement from Doe Run in 2006, he held the positions of Executive Vice President and Chief Administrative Officer. Following his retirement, Mr. Kaiser formed Whippoorwill Consulting, LLC, which provides financial advisory services to the natural resources industry. He presently serves as a director of several publicly traded mining/exploration companies as well as The Southern Illinois University Foundation.

Terence J. Cryan, 48, was appointed to our board of directors on September 3, 2009. Mr. Cryan graduated with honors from Tufts University in Medford, Massachusetts with a Bachelor of Arts degree in Economics/Political Science. He then attended the London School of Economics to earn his Masters of Science degree in Economics in December 1984. Mr. Cryan began his career in 1985 as a Portfolio Manager/Investment Officer for Chase Investment Management Corp in New York, NY. In 1987 he located to London, England with Lazard where he gained extensive knowledge of cross border corporate finance as well as mergers and acquisitions. Mr. Cryan’s career continued as a managing director at Paine Webber (following its acquisition of Kidder, Peabody) and then served as Senior Managing Director at Bear Stearns & Co. Mr. Cryan was also President & CEO to Medical Acoustics LLC from April 2007 to April 2010. Currently, Mr. Cryan serves as the Managing Director of Concert Energy Partners, LLC, an investment banking and private equity firm based in New York. Mr. Cryan has extensive experience as a director of a number of publicly traded companies.

Lisanna M. Lewis, 37, was appointed as a Vice President on August 1, 2010. Ms. Lewis continues to serve as Controller, Treasurer and Secretary. Ms. Lewis has been with Gryphon Gold Corporation since October 2005, and was originally hired as the Office Manager of the Company. In August 2007 Ms. Lewis was promoted to Controller of the Company and later in November 2008 as Secretary and Treasurer. As Vice President of the Company, Ms. Lewis will continue to be responsible for the all administrative functions, financial reporting and investor relations activity. Ms. Lewis has a Commercial Accounting Certificate, an Accounting Technician Diploma, and is currently enrolled in the Certified General Accountants of British Columbia program.

Matthew A. Fowler, 32, was appointed as our Interim Chief Financial Officer effective May 28, 2010. Mr. Fowler has six years of investment, corporate finance and Securities and Exchange Commission (SEC) accounting experience. Over his career he has held leadership roles with Strata Partners, LLC a boutique Investment bank in Seattle, Washington, Octavius Capital Management, LLC a registered Investment adviser serving high net worth individuals and Sharp Executive Associates, Inc., an International Financial Consultancy assisting private, SEC and Toronto Stock Exchange (TSX) listed public companies with their accounting and regulatory compliance needs. During his career, Mr. Fowler has raised approximately $25 million of institutional capital for private equity investments, invested in numerous private equity transactions and drafted and finalized SEC and TSX documents for publicly listed companies. Mr. Fowler received an AB degree in economics and a Certificate in Accounting from the University of Washington.

Steven Craig, 63, has served as Vice President of Exploration from January 2006 to November 2008 and has been reappointed Vice President of Exploration on April 1, 2010. Previous to his current position with Gryphon Gold, he was Vice President of Corporate Development of Golden Phoenix Minerals Company in Reno Nevada. He also served as the Company’s Chairman, Director and Corporate Secretary. In this capacity he had numerous corporate responsibilities, but his main focus was to develop business opportunities for the company. This was done through property evaluation and acquisition and developing new ore deposits on the properties held. Mr. Craig received his M. S. degree in Economic Geology from Colorado State University in 1980 and a B. S. degree in Geology from Western State College in 1974.

Arrangements between Directors and Officers

To our knowledge, there is no arrangement or understanding between any of our officers and any other person pursuant to which the officer was selected to serve as an officer.

Family Relationships

There are no family relationships between, or among any of our directors or executive officers

Legal Proceedings, Cease Trade Orders and Bankruptcy

As of the date of this prospectus, no director or executive officer of the Company and no shareholder holding more than 5% of any class of voting securities in the Company, or any associate of any such director, officer or shareholder is a party adverse to the Company or any of our subsidiaries or has an interest adverse to the Company or any of our subsidiaries.

No director or executive officer of the Company is, as at the date of this prospectus, or was within 10 years before the date of this prospectus, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described above, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this prospectus, or has been within the 10 years before the date of this prospectus, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within 10 years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(c) has, within 10 years before the date of this prospectus, been the subject of, or a party to, any U.S. federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any U.S. federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(d) has, within 10 years before the date of this prospectus, been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C.78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C.1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Marvin K. Kaiser, one of our directors, was a director of Constellation Copper Corporation, which filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada) in December, 2008.

EXECUTIVE COMPENSATION

The following table sets forth compensation paid to each of the individuals who served as our Principal Executive Officer our Principal Financial Officer and our two other most highly compensated employees (the “named executive officers”) for the fiscal year ended March 31, 2011.

During the fiscal year ended March 31, 2011, the Board authorized salary adjustments for directors, officers, and employees. These adjustments are indicated in the compensation table below. Further, the Board made stock and option grants to certain directors and executives to provide additional compensation, and the calculated value of such grants are indicated in the compensation table below.

								Non-Qualified
							Non-Equity	Deferred
					Stock	Options	Incentive Plan	Compensation
		Salary		Bonus	Awards	Awards	Compensation	Earnings	All Other
Name and Principal Position	Year	$		$	$	$	$	$	Compensation	Total

John Key, CEO	2011	222,000		97,500	23,317	35,121				377,938	(1)
	2010	152,000				67,482				219,482	(2)
Matthew A Fowler,	2011	NIL				9,590			25,663	35,283	(3)
Interim CFO
Lisanna Lewis,	2011	104,510	*		11,658	10,941				127,109	(4)
VP, Treasurer & Secretary	2010	86,634	*	10,314 *		14,670				111,618	(5)
Steven D Craig,	2011	163,000			7,772	13,561				184,333	(6)
VP Exploration
R. William Wilson,	2011	33,100				NIL				33,100
former CFO	2010	84,051				2,407				86,458	(7)

(1)	$319,500 of grand total was received as cash, $35,121 was recorded as non-cash stock compensation expense, and $23,317 in stock granted.

(2)	$152,000 of grand total was received as cash, remaining $67,482 was recorded as non-cash stock compensation expense.

(3)	Matthew Fowler is employed by Sharp Executive Associates, Inc., which is a contract CFO firm. $10,000 was paid to Sharp Executive Associates, Inc. as a retainer and $25,693 was billed by Sharp Executive Associates, Inc. for CFO duties. $9,590 was recorded as non-cash compensation for Sharp Executive Associates, Inc.

(4)	$104,510 of grand total was received in cash, $10,941 was recorded as non-cash stock compensation expense, and $11,658 in stock granted.

(5)	$96,948 of grand total was received in cash, $14,670 recorded in non-cash stock compensation expense.

(6)	$163,000 of grand total was received in cash, $13,561 recorded in non-cash stock compensation expense, and $7,772 in stock granted.

(7)	$84,051 of grand total was received as cash, remaining $2,407 was recorded as non-cash stock compensation expense.

*	Based on the March 31, 2011 exchange rate of Cdn$0.9696 equals US$1.

Executive Compensation Agreements and Summary of Executive Compensation

Report on Executive Compensation

During the year ended March 31, 2011, the Company’s Compensation Committee was responsible for establishing compensation policy and administering the compensation programs of our executive officers.

The amount of compensation paid by the Company to each of our officers and the terms of those persons’ employment is determined solely by the Compensation Committee. The Compensation Committee evaluates past performance and considers future incentive and retention in considering the appropriate compensation for the Company’s officers. The Company believes that the compensation paid to the Company’s directors and officers is fair to the Company.

Our Compensation Committee believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders.

Executive Compensation Agreements

Gryphon Gold is a party to an employment contract with each of John Key, Lisanna Lewis and Steven Craig. Pursuant to each of their respective agreements, all three officers are entitled to compensation for termination of their employment in certain circumstances, including termination without cause and termination due to a change of control. These employment agreements provide for the payment of compensation that will be triggered by a termination of the executive officer’s employment by either Gryphon Gold or the executive officer following a change of control of Gryphon Gold, or by Gryphon Gold at any time, other than for “cause.”

Except as described above, and the payment of directors’ fees, there are no service contracts of any officer of Gryphon Gold and there is no arrangement or agreement made or proposed to be made between Gryphon Gold and any of its named executive officers pursuant to which a payment or other benefit is to be made or given by way of compensation in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of Gryphon Gold or a change in the named executive officer’s responsibilities following such change in control.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the stock options and stock appreciation rights granted to our named executive officers as of the fiscal year ended March 31, 2011.

Option Awards							Stock Awards
										Equity
									Equity	Incentive
									Incentive	Plan Awards:
									Plan Awards:	Market or
			Equity						Number	Payout
			Incentive						of Securities	Value of
			Plan					Market	Unearned	Unearned
	Number of	Number of	Awards:				Number of	Value of	Shares,	Shares,
	Securities	Securities	Number of				Shares or	Shares or	Units or	Units or
	Underlying	Underlying	Securities				Units of	Units of	Other	Other
	Unexercised	Unexercised	Unexercised	Option		Option	Stock that	Stock that	Rights That	Rights that
	Options (1) (#)	Options (#)	Unearned	Exercise		Expiration	Have not	Have not	Have not	Have not
Name	Exercisable	Unexercisable	Options (#)	Price ($)		Date	Vested (#)	Vested ($)	Vested (#)	Vested ($)

John L Key(1)	150,000			Cdn$	0.62	11-Feb-13
Chief Executive Officer	350,000			Cdn$	0.41	1-Aug-13
	200,000			US$	0.22	16-Sept-14
	300,000	100,000		US$	0.10	24-Aug-15

Lisanna Lewis(2)	40,000			Cdn$	0.81	10-Jan-12
VP, Treasurer,	50,000			Cdn$	0.41	8-Apr-13
Secretary	50,000			Cdn$	0.38	8-Jul-13
	100,000			US$	0.22	16-Sept-14
	112,500	37,500		US$	0.10	24-Aug-15

Matthew Fowler	50,000			US$	0.14	12-May-15
Interim Chief
Financial Officer

Steven Craig(3)	50,000			Cdn$	0.80	26-Feb-12
VP Exploration	85,000			Cdn$	0.90	21-Sept-12
	150,000			Cdn$	0.38	8-Jul-13
	100,000			US$	0.15	19-Apr-15
	37,500	12,500		US$	0.10	24-Aug-15

R. William Wilson	NIL	NIL
former CFO

(1)	100,000 to vest June 30, 2011.

(2)	37,500 to vest June 30, 2011.

(3)	12,500 to vest June 30, 2011

Retirement, Resignation or Termination Plans

We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company, provided however that as described above each of John Key, Lisanna Lewis and Steve Craig have employment contracts that provide, in each case, for the payment of twelve (12) months of salary upon termination as a result of change in control of our Company.

Director Compensation

The following table sets forth director compensation as of March 31, 2011.

				Non-Equity
	Fees			Incentive	Non-Qualified
	Earned or			Plan	Compensation	All Other
	Paid in	Stock	Option	Compensation	Earnings	Compensation
Name	Cash ($)($)	Awards ($)	Awards ($)	($)	($)	($)	Total ($)

Donald Gentry	18,000	—	5,670	—	—	35,000	58,670(1)
Marvin Kaiser	18,000	—	5,670	—	—	35,000	58,670(2)
Terence Cryan	18,000	—	5,670	—	—	40,000	63,670(3)

(1)	$18,000 of fees has been paid in cash. 100,000 stock options, 75,000 have vested; 25,000 vest on June 30, 2011. $35,000 was accrued for special committee fees of which $17,500 was paid on March 31, 2010 and the remainder was paid in April 2010.

(2)	$18,000 of fees has been paid in cash. 100,000 stock options, 75,000 have vested; 25,000 vest on June 30, 2011. $35,000 was accrued for special committee fees of which $17,500 was paid on March 31, 2010 and the remainder was paid in April 2010.

(3)	$18,000 of fees has been paid in cash. 100,000 stock options, 75,000 have vested; 25,000 vest on June 30, 2011. $40,000 was accrued for special committee fees of which $20,000 was paid on March 31, 2010 and the remainder was paid in April 2010.

Compensation of Directors

Beginning April 1, 2008, each independent board member shall receive $1,500 per month. The fees cover attendance for all meetings, irrespective of the number of audit, compensation and board meetings. All fees have been paid through March 31, 2011.

On December 24, 2010, the board of directors approved the formation of a Special Committee consisting of Donald W. Gentry, Marvin K. Kaiser and Terence J. Cryan, all of the board of directors’ independent directors, for the purpose of advising the board of directors on matters related to potential business combinations, and that the Special Committee shall, at its discretion, retain independent legal counsel. Mr. Cryan, as chairman of the Special Committee, received a fee of $40,000 for his services and each of Messrs. Kaiser and Gentry received $35,000 for their services.

Except as described above, and the payment of directors’ fees, there are no service contracts of any director of Gryphon Gold and there is no arrangement or agreement made or proposed to be made between Gryphon Gold and any of its directors pursuant to which a payment or other benefit is to be made or given by way of compensation in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of Gryphon Gold or a change in the director’s responsibilities following such change in control.

Officer Compensation Agreements

Gryphon Gold is a party to an employment contract with each of John Key, Lisanna Lewis and Steven Craig. Pursuant to each of their respective agreements all three officers are entitled to compensation for termination of their employment in certain circumstances, including termination without cause and termination due to a change of control. These employment agreements provide for the payment of compensation that will be triggered by a termination of the executive officer’s employment by either Gryphon Gold or the executive officer following a change of control of Gryphon Gold, or by Gryphon Gold at any time, other than for “cause.”

Gryphon Gold is a party to a financial consulting agreement with Sharp Executive Associates, Inc. (which we refer to as Sharp). Pursuant to the agreement, Matthew A. Fowler has been named our Interim Chief Financial Officer and Mr. Fowler will act in all normal capacities of the office to which he is appointed or elected. Gryphon Gold paid Sharp a retainer of $10,000 upon execution of the agreement and awarded 50,000 stock options to Mr. Fowler and 50,000 stock options to Sharp at an exercise price of $0.14 for a term of 5 years. Mr. Fowler’s hours will be billed to the Company at a rate of $105 per hour.

EQUITY COMPENSATION PLANS

On March 29, 2005, our board of directors adopted a stock option plan which was approved by our shareholders on May 13, 2005. As of April 16, 2011 all options granted under this stock compensation plan have been forfeited or exercised (107,500) and the plan is not longer in effect.

On April 4, 2006 (amended July 24, 2006), the Board of Directors approved the 2006 Omnibus Incentive Plan, which increased the number of reserved shares of common stock for issuance to employees, officers, directors, consultants and advisors, from 3,000,000 to 7,000,000 shares. The 2006 Omnibus Incentive Plan was ratified by the shareholders at the company’s annual general meeting on September 12, 2006, along with all options previously granted there under, pending such ratification.

On September 8, 2009, at the special meeting of the shareholders, the shareholders approved an increase in the number of shares of common stock issuable pursuant to the grant of stock options under the Omnibus Incentive Plan. After the shareholders approved increase, the 2006 Omnibus Incentive Plan authorizes the Company to grant 6,000,000 options and 1,000,000 restricted stock units. As of May 12, 2011 we had granted 9,707,000 stock options, of which 4,904,500 were forfeited, pursuant to the terms of our omnibus incentive plan as described below with expiry dates to 2015; 1,126,170 restricted stock units had been granted as of May 12, 2011, of which 142,750 have been forfeited and the equivalent of 42,500 were issued in cash pursuant to the terms of our omnibus incentive plan.

We have no equity compensation plans in place that have not been approved by our shareholders. The table below shows securities issued under our equity compensation plans as of March 31, 2011

	Number of		Number of Securities
	Securities to be	Weighted-Average	Remaining Available for
	Issued Upon	Exercise Price of	Future Issuance Under
	Exercise of	Outstanding	Equity Compensation Plans
	Outstanding Options,	Options, Warrants,	(Excluding Securities
	Warrants, and Rights	and Rights	Reflected in Column (a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	4,917,500(1)	$0.42 *	1,214,080(2)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	4,917,500	—	1,214,080

(1)	Consists of 115,000 outstanding options granted from the Stock Option Plan, and 4,802,500 outstanding options granted from the Omnibus Incentive Plan.

(2)	Consists of 1,197,500 options and 16,580 restricted stock units remaining under the Omnibus Incentive Plan.

*	Based on the March 31, 2011 exchange rate of Cdn$0.9696 equals US$1

Omnibus Incentive Plan

The Plan is administered by the Compensation Committee, which has full and final authority with respect to the granting of options there under. Options may be granted under the Plan to such directors, officers, employees or consultants of Gryphon Gold and its subsidiaries as the Compensation Committee may from time to time designate (referred to as a “participant”). Each option will generally entitle a participant to purchase one share of common stock during the term of the option upon payment of the exercise price. The exercise price of any options granted under the Plan shall be determined by the Compensation Committee and may not be less than the market price of our common stock on the date of grant of the options (calculated in accordance with the rules of the Toronto Stock Exchange as the volume weighted average trading price for the five trading days preceding the date of grant). Gryphon Gold may provide financial assistance to eligible persons to purchase shares of common stock under the Plan, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over the Corporation or a trade in its securities. Any financial assistance so provided will be repayable with full recourse and the term of any such financing shall not exceed the term of the option to which the financing applies.

The term of any options granted shall be determined by the Compensation Committee at the time of the grant but the term of any options granted under the Plan shall not exceed ten years. If desired by the Compensation Committee, options granted under the Plan may be subject to vesting provisions. Options granted under the Plan are not transferable or assignable other than by will or otherwise by operation of law. In the event of death or disability of an option holder, options granted under the Plan expire one year from the death or disability of the option holder.

Certain restrictions contained in the Plan include:

•	the number of shares of common stock which may be issued pursuant to the Plan (or any other employee related plan or options for service) to any one person may not exceed 5% of all the common shares issued and outstanding on a non-diluted basis from time to time; and

•	the number of shares of common stock which may be issued pursuant to the Plan (or any other employee-related plan or options for services) to insiders (as defined in the rules of the Toronto Stock Exchange to include generally directors, senior officers of Gryphon Gold or its subsidiaries or shareholders who own more than 10% of our common stock) during any twelve month period may not exceed 10% of the common stock issued and outstanding on a non-diluted basis from time to time (unless approval of disinterested shareholders has been obtained in accordance with the rules of the Toronto Stock Exchange).

•	the number of shares of common stock which may be reserved for issuance in respect of options granted to insiders pursuant to the Plan (or any other employee-related plan or options for service) may not exceed 10% of the common stock issued and outstanding on a non-diluted basis from time to time unless approval of disinterested shareholders has been obtained in accordance with the rules of the Toronto Stock Exchange).

Gryphon Gold’s board of directors may at any time terminate or amend the Plan in any respect, provided however, that the board may not, without the approval of the shareholders, amend the Plan or any option granted there under in any manner that requires shareholder approval under applicable law or the rules and policies of any stock exchange or quotation system upon which the common shares are listed or quoted.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Securities Ownership

The following tables set forth information as of May 12, 2011 regarding the ownership of our common stock by:

•	each person who is known by us to own more than 5% of our shares of common stock; and

•	each named executive officer, each director and all of our directors and executive officers as a group.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 96,983,632 shares of common stock outstanding as of May 12, 2011.

For the purposes of the information provided below, shares subject to options and warrants that are exercisable within 60 days following May 12, 2011 are deemed to be outstanding and beneficially owned by the holder for the purpose of computing the number of shares and percentage ownership of that holder but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to these tables, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

Principal Stockholders

	Before this Offering			After this Offering(4)
Name and Address of Beneficial Owner(1)	Shares		Percent	Shares	Percent

Gerald W. & Fabiola Baughman(2)	9,000,000	(2)	9.28%	9,000,000(2)	5.09%
197 North Argyle Court
Reno, Nevada 89511
Top Gold AG M V K(3)	11,350,000	(3)	11.70%	11,350,000(3)	6.14%
Landstrasse 14
9496 Balzers
Principality of Liechtenstein

(1)	Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment control with respect to all shares beneficially owned. Figures shown are on a non-diluted basis.

(2)	Includes 8,750,000 shares of common stock beneficially owned by the Baughmans, as joint tenants with rights of survivorship.

(3)	The Investment Advisor with ultimate voting and dispositive power is Luxor Asset Management Trust reg., Balzers, which is represented by Mr. Martin Frick, Balzers.

(4)	Based on 176,983,632 shares of common stock outstanding after this offering. Does not include 2,300,000 shares of common stock issuable upon exercise of the U.S. underwriter’s and the Canadian underwriter’s warrants issued pursuant to this offering or 12,000,000 shares of common stock issuable upon exercise of the U.S. underwriter’s and Canadian underwriter’s over-allotment option.

Security Ownership of Management

	Before this Offering			After this Offering(10)
Name and Address of Beneficial Owner(1)	Shares	Percent		Shares	Percent

John L. Key	1,150,000	1.19	%(2)	1,150,000	0.65	%(2)
Chief Executive Officer, Director 611 N Nevada Street Carson City, NV 89703
Donald W. Gentry	467,500	0.48	%(3)	467,500	0.26	%(3)
Director 611 N Nevada Street Carson City, NV 89703
Marvin K. Kaiser	325,000	0.33	%(4)	325,000	0.18	%(4)
Director 611 N Nevada Street Carson City, NV 89703
Terence J. Cryan	250,000	0.26	%(5)	250,000	0.14	%(5)
Director 611 N Nevada Street Carson City, NV 89703
Lisanna M. Lewis	429,100	0.44	%(6)	429,100	0.24	%(6)
Vice President, Treasurer, Secretary 711-675 West Hastings Street Vancouver, BC V6B 1N2
Mathew A. Fowler	50,000	0.05	%(7)	50,000	0.02	%(7)
Interim Chief Financial Officer 3028 W Grace Avenue Spokane, WA 99205

	Before this Offering			After this Offering(10)
Name and Address of Beneficial Owner(1)	Shares	Percent		Shares	Percent

Gerald W. Baughman	9,000,000	9.28%		9,000,000	5.09%
Former Officer and Director 5490 Longley Lane, Reno, NV 89511
Michael K. Longinotti	533,000	0.55	%(8)	533,000	0.30	%(8)
Former Chief Financial Officer Suite 711, 675 West Hastings Street Vancouver, BC V6B 1N2
Steven Craig	497,500	0.51	%(9)	497,500	0.28	%(9)
VP Exploration 611 N Nevada Street Carson City, NV 89703

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment control with respect to all shares beneficially owned.

(2)	Includes vested options exercisable to acquire 1,000,000 shares of common stock.

(3)	Includes vested options exercisable to acquire 350,000 shares of common stock.

(4)	Includes vested options exercisable to acquire 250,000 shares of common stock and warrants exercisable to acquire 25,000 shares of common stock..

(5)	Includes vested options exercisable to acquire 250,000 shares of common stock.

(6)	Includes vested options exercisable to acquire 352,500 shares or common stock.

(7)	Includes vested options exercisable to acquire 50,000 shares of common stock.

(8)	Includes vested options exercisable to acquire 350,000 shares of common stock.

(9)	Includes vested options exercisable to acquire 422,500 shares of common stock.

(10)	Based on 176,983,632 shares of common stock outstanding after this offering. Does not include 2,300,000 shares of common stock issuable upon exercise of the U.S. underwriter’s and the Canadian underwriter’s warrants issued pursuant to this offering or 12,000,000 shares of common stock issuable upon exercise of the U.S. underwriter’s and Canadian Underwriter’s over-allotment option.

We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in our control.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

As of May 12, 2011, we had approximately 2,100 shareholders of record of our common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE

Except for the transactions described below, none of our directors, senior officers or principal shareholders, nor any associate or affiliate of the foregoing have any interest, direct or indirect, in any transaction, since the beginning of the fiscal year ended March 31, 2011, or in any proposed transactions, in which such person had or is to have a direct or indirect material interest.

Related party transactions are reviewed and approved by the board of directors.

Purchases Of Securities

During and subsequent to the fiscal year ended March 31, 2011, officers, directors and 10% shareholders of Gryphon Gold purchased securities of Gryphon Gold on the following terms:

Officer, Director, 10% Shareholder	Type of Security	Price of Security	Date of Purchase

Lisanna Lewis	300 units	Cdn$0.175	May 6, 2010
Lisanna Lewis	500 units	Cdn$0.155	September 20, 2010
Lisanna Lewis	200 units	Cdn$0.21	October 15, 2010

Other than compensatory arrangements described under “Executive Compensation” and the transactions described above, we have had no other transactions, directly or indirectly, during the past fiscal year with our directors, senior officers or principal shareholders, or any of their associates or affiliates in which they had or have a direct or indirect material interest.

Director Independence

Our board of directors has determined that the following directors are independent based on the standards for director independence for the NYSE Amex Equities:

Donald W. Gentry;
Marvin K. Kaiser; and
Terence J. Cryan.

DESCRIPTION OF SECURITIES

Our authorized capital stock of Gryphon Gold consists of two hundred fifty million (250,000,000) shares of common stock, par value $0.001 per share and fifteen million (15,000,000) shares of Preferred Stock, par value $0.001 per share. No other class or series of capital stock is currently authorized under the Corporation’s articles of incorporation.

Common Stock

As of May 12, 2011, we had 96,983,632 shares of common stock outstanding, 5,352,500 shares of common stock issuable upon exercise of outstanding options and 9,430,892 shares of common stock issuable upon exercise of outstanding warrants.

Holders of common stock are entitled to one vote per share on all matters subject to stockholder vote. The common stock has no preemptive or other subscription rights. All of the presently outstanding shares of common stock are fully paid and non assessable. If the corporation is liquidated or dissolved, holders of shares of common stock will be entitled to share ratably in assets remaining after satisfaction of liabilities and subject to the rights, if any, of the holders of our preferred stock.

The holders of the common stock are entitled to receive dividends when and as declared by the board of directors, out of funds legally available therefore. The corporation has not paid cash dividends with respect to its common stock in the past. No share of common stock of the corporation which is fully paid is liable to calls or assessment by the corporation.

Preferred Stock

Our articles of incorporation authorize our board of directors to issue, by resolution and without any action by our stockholders, one or more series of preferred stock and to establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of our common stock.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Nevada Laws

The Nevada Business Corporation Law contains a provision governing “acquisition of controlling interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges:

•	20 to 33 1/3%;

•	33 1/3 to 50%; or

•	more than 50%.

A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The shareholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act.

The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the Nevada law. An Issuing Corporation is a Nevada corporation, which:

•	has 200 or more shareholders, with at least 100 of such shareholders being both shareholders of record and residents of Nevada; and

•	does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 100 shareholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our shareholders.

The Nevada “Combination with Interested Shareholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of us. This statute prevents an “interested shareholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested shareholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested shareholder” having:

•	an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation;

•	an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or

•	representing 10 percent or more of the earning power or net income of the corporation.

An “interested shareholder” means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested shareholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested shareholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested shareholders, or if the consideration to be paid by the interested shareholder is at least equal to the highest of:

•	the highest price per share paid by the interested shareholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested shareholder, whichever is higher;

•	the market value per common share on the date of announcement of the combination or the date the interested shareholder acquired the shares, whichever is higher; or

•	if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, dated May 13, 2011, by and among us and Roth Capital Partners, LLC, which we refer to as the U.S. underwriter, acting as sole book-running manager in the United States, and Acumen Capital Finance Partners Limited, which we refer to as the Canadian underwriter, acting as sole book-running manager in Canada, pursuant to which the U.S. underwriter and the Canadian underwriter have agreed to purchase from us, and we have agreed to sell to the them, on a firm commitment basis, the number of shares of common stock provided below opposite each of their names, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares

Roth Capital Partners, LLC	40,000,000
Acumen Capital Finance Partners Limited	40,000,000
Total	80,000,000

The Canadian underwriter has agreed in the underwriting agreement to solicit offers for shares of our common stock in each of the Provinces of British Columbia, Alberta, Saskatchewan and Ontario, Canada and, if considered advisable by the U.S. underwriter and the Canadian underwriter, from purchasers outside of Canada and the United States, subject to certain conditions. The U.S. underwriter will not be distributing shares of our common stock in Canada.

The offering is being made concurrently in the United States and Canada in the Provinces of British Columbia, Alberta, Saskatchewan and Ontario. We may also make offers on a private placement basis in other jurisdictions where permitted under applicable law.

The public offering price on the cover page of this prospectus was determined following arm’s length negotiations between us and the U.S. underwriter and the Canadian underwriter.

The U.S. underwriter and the Canadian underwriter are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased. However, the U.S. underwriter and the Canadian underwriter are not required to take or pay for the shares of common stock covered by their over-allotment option described below. The underwriting agreement provides that the obligation of the U.S. underwriter and the Canadian underwriter to purchase all of the shares being offered to the public is subject to the approval of certain legal matters by their respective counsel and to certain other conditions. The underwriting agreement provides that the U.S. underwriter’s and the Canadian underwriter’s obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the U.S. underwriter and the Canadian underwriter are true;

•	there is no adverse material change in our business; and

•	we deliver customer closing documents to the U.S. underwriter and the Canadian underwriter.

Additionally, the obligations of the U.S. underwriter or the Canadian underwriter under the underwriting agreement may be terminated at the discretion of the U.S. underwriter or the Canadian underwriter, as applicable, upon the occurrence of certain stated events.

Over-Allotment Option

We have granted to the U.S. underwriter and the Canadian underwriter an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the U.S. underwriter and the Canadian underwriter to purchase a maximum of 12,000,000 additional shares in the aggregate from us to cover over-allotments, if any. If the U.S. underwriter or the Canadian underwriter exercises all or part of this option, that party will purchase a number of additional shares of common stock, approximately proportionate to such party’s initial commitment amount reflected in the above table, covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount and commission.

Commissions and Expenses

The U.S. underwriter and the Canadian underwriter have advised us that they propose to offer the shares to the public at the public offering price set forth on the cover page of this prospectus. If any of the offered common shares remain unsold at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell such offered common shares remaining unsold, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of such common shares is less than the amount paid by the Underwriters to us. No such change shall change the amount of proceeds to be received by us. The shares are offered by the U.S. underwriter and the Canadian underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The U.S. underwriter and the Canadian underwriter have informed us that they do not intend to confirm sales to any accounts over which either of them exercises discretionary authority. The Canadian underwriter may enter into selling arrangements with other investment dealers at no additional cost to us.

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the U.S. underwriter and the Canadian underwriter by us. These amounts are shown assuming both no exercise and full exercise of the U.S. underwriter’s and the Canadian underwriter’s option to purchase additional shares to cover over-allotments, if any.

	Total
		Without	With
	Per Share	Over-Allotment	Over-Allotment

Underwriting discount	$0.0075	$600,000	$690,000
Proceeds, before expenses, to us	$0.1175	$9,400,000	$10,810,000

We estimate that the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $300,000. In addition, we have agreed to reimburse the U.S. underwriter for certain out-of-pocket expenses incurred by it up to an aggregate of $100,000 and the Canadian underwriter for certain out-of-pocket expenses incurred by it up to an aggregate of Cdn.$40,000 with respect to this offering. In the event the offering is not consummated, we have agreed to reimburse the U.S. underwriter for certain out-of-pocket expenses incurred by it up to an aggregate of $50,000 and the Canadian underwriter for certain out-of-pocket expenses incurred by it up to an aggregate of Cdn.$20,000.

We have agreed to sell the shares at the offering price less the underwriting discount set forth on the cover page of this prospectus. We cannot be sure that the offering price will correspond to the price at which our common stock will trade following this offering.

U.S. Underwriter’s and Canadian Underwriter’s Warrants

We have also agreed to issue to each of the U.S. underwriter and the Canadian underwriter warrants to purchase a total of 2,300,000 shares of common stock, a number of shares of common stock equal to an aggregate of 2.5% of the total number of shares of common stock sold by each of the U.S. underwriter and the Canadian underwriter, in this offering (including any over-allotment). The warrants will have an exercise price equal to 240% of the public offering price per share, as set forth herein. The warrants are exercisable commencing six months after the effective date of the registration statement related to this offering, and will be exercisable for two years thereafter. The warrants are not redeemable by us. The warrants and the underlying shares of common stock have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The U.S. underwriter and the Canadian underwriter (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the warrants or the securities underlying the warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement of which this prospectus forms a part. The warrants may be exercised on a cashless basis. The warrants will provide for adjustment in the number and price of such warrants (and the shares of common stock underlying such warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution.

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the U.S. underwriter and the Canadian underwriter against certain liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments which the U.S. underwriter and the Canadian underwriter or other indemnified parties may be required to make in respect of any such liabilities.

Lock-Up Agreements

We and our executive officers and directors have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock or any securities convertible into or exchangeable for our common stock. This means that, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, purchase, pledge or otherwise transfer or dispose of, directly or indirectly, these securities without the prior written consent of the U.S. underwriter and the Canadian underwriter, subject to certain exceptions. The lock-up period described in the preceding sentence will be extended if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the initial lock-up period, in which case the lock-up period automatically will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the public announcement regarding the material news or the occurrence of the material event, as applicable, unless the U.S. underwriter and the Canadian underwriter waive, in writing, such extension.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the U.S. underwriter and the Canadian underwriter to bid for and to purchase our common stock. As an exception to these rules, the U.S. underwriter and the Canadian underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The U.S. underwriter and the Canadian underwriter may engage in stabilizing transactions, over-allotment sales, syndicate covering transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases of shares for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by U.S. underwriter or the Canadian underwriter of common stock in excess of the number of shares it is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the U.S. underwriter or the Canadian underwriter is not greater than the number of shares of common stock that it may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The U.S. underwriter or the Canadian underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares of our common stock in the open market.

•	Syndicate covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the U.S. underwriter and the Canadian underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If U.S. underwriter or the Canadian underwriter sells more shares of common stock than could be covered by its over-allotment option, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the U.S. underwriter or the Canadian underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the U.S. underwriter or the Canadian underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the selected dealer is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

We, the U.S. underwriter and the Canadian underwriter do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. These transactions may occur on any trading market. In addition, we, the U.S. underwriter and the Canadian underwriter make no representations that the U.S. underwriter or the Canadian underwriter will engage in these stabilizing transactions, or that any of these transactions, if commenced, will not be discontinued without notice at any time.

Electronic Distribution

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the U.S. underwriter or the Canadian underwriter or their respective affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the U.S. underwriter’s, the Canadian underwriter’s or their respective affiliates’ websites and any information contained in any other website maintained by the U.S. underwriter, the Canadian underwriter or any of their respective affiliates is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us, the U.S. underwriter or the Canadian underwriter and should not be relied upon by investors.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective on August 12, 2010, we terminated the services of our principal registered independent public accountant, Ernst & Young LLP.

In Ernst & Young’s principal accountant reports on our financial statements for each of our fiscal years ended March 31, 2010 and 2009, no adverse opinion was issued and no opinion of Ernst & Young was modified as to audit scope or accounting principles. Ernst & Young’s principal accountant reports on our financial statements for our fiscal years ended March 31, 2010 and 2009, each contained a disclaimer paragraph concerning uncertainty as to our ability to continue as a going concern. The financial statements did not include any adjustments that might have resulted from the outcome of this uncertainty. No other reports in each of the past two fiscal years contained a disclaimer of opinion or were modified as to uncertainty.

The change in auditor was recommended and approved by our audit committee.

In each of our fiscal years ended March 31, 2010 and 2009 and any interim period preceding the dismissal of Ernst & Young LLP, we are not aware of any disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make references to the subject matter of the disagreement(s) in connection with its report.

We are not aware of any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) that have occurred during the two most recent fiscal years and the interim period preceding the dismissal of Ernst & Young.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for our shares of common stock will be Computershare Trust Company, Inc. at its offices in Vancouver, Canada.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Woodburn & Wedge LLP. Certain legal matters will be passed upon for us by Dorsey & Whitney LLP in the United States and Borden Ladner Gervais LLP in Canada. The U.S. underwriter and the Canadian underwriter were represented by Paul, Hastings, Janofsky & Walker LLP in the United States and Blake, Cassels & Graydon LLP in Canada.

Certain Canadian tax matters in connection with the offering and the securities distributed hereunder will be passed upon by Borden Ladner Gervais LLP on behalf of us and Blake, Cassels & Graydon LLP on behalf of the U.S. underwriter and the Canadian underwriter. As at the date hereof, we are advised that their respective partners and associates, as a group, of each of Borden Ladner Gervais LLP and Blakes, Cassels & Graydon LLP, beneficially owns, directly or indirectly, less than one percent of our outstanding shares of common stock.

EXPERTS

Information relating to our mineral properties in this prospectus has been derived from reports prepared by Roger C. Steininger, Ph.D., CPG, John R. Danio, PE, Steve Wolff (in respect of Section 17 of the Technical Report only), Steven D. Craig, CPG, Jaye T. Pickarts, P.E., Kim Drossulis, John D. Welsh, Jonathan M. Brown, Douglas Willis and Dr. Thom Seal and has been included in reliance on such persons’ expertise. Each of John R. Danio, PE, Steve Wolff, Jaye T. Pickarts, P.E., Kim Drossulis, John D. Welsh, Jonathan M. Brown, Douglas Willis, and Dr. Thom Seal is independent from us. Roger C. Steininger, Ph.D., CPG, is our former Chief Consulting Geologist and Steven D. Craig, CPG, is our Vice President — Exploration.

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Company or any associate or affiliate of the Company.

Our consolidated financial statements as of March 31, 2010 and 2009 and each of the two years in the period ended March 31, 2010 and for the period from April 24, 2003 (inception) to March 31, 2010 included in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

GLOSSARY

Following are definitions of certain technical terms used in this prospectus.

Au.  The chemical symbol for gold.

Aeromagnetic.  Detection of changes in the Earth’s magnetic field with survey instruments mounted in an aircraft. Provides an interpretation of subsurface geology and indications of the presence of certain mineral assemblages which may indicate traces of hydrothermal activity.

Alluvium/ alluvial.  Unconsolidated, to loosely consolidated, gravel, silt, sand, clay, etc. deposited in valleys, usually by water.

Andesite.  Igneous (formed from molten material) rock that solidified at the Earth’s surface and is principally composed of plagioclase feldspar, biotite, and hornblende.

Andesite flow.  A lava flow composed of andesite.

Anomaly.  Geophysical or geochemical measurements that are outside of the normal, or average, range of values.

Argillization.  The conversion of minerals to clay by either hydrothermal alteration, or during the weathering process.

Assay.  To analyze the proportions of metals in an ore; to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

Assay Ton.  A weight of 29.166+ g, used in assaying to represent proportionately the assay value of an ore. Because it bears the same ratio to 1 mg that a ton of 2,000 lb bears to the troy ounce, the weight in milligrams of precious metal obtained from an assay ton of ore equals the number of ounces to the ton.

Basin and Range.  The geologic province centered on Nevada consisting of northerly striking mountain ranges and intervening valleys.

Breccia.  A rock made of fragments of one or more rock types that has formed as a result of movement along faults, or the activity of fluids that may carry mineralization.

Chalcedonic.  Extremely fine-grained quartz.

Chargeability.  A geophysical measurement of how much electricity can be stored in the ground that is commonly used to development an estimate of the abundance of metallic sulfide minerals below the surface.

Cretaceous.  The geologic time that is part of the Mesozoic era covering the period from 144 to 66 million years ago.

Crushed and Agglomerated Ore.  That material which has been reduced in size mechanically by crushing, (and which may as a result contain a significant portion of very fine particles) which is then, with the aid of a binding agent such as cement, reconstituted into larger particles and subsequently leached in a heap. The agglomerated ore typically has greater strength allowing for higher stacked heaps and may allow better percolation of leach solutions if the ore has high clay or fine particle content.

Fault.  A planar feature produced by breaking of the Earth’s crust with movement on one, or both, sides of the plane.

Feasibility Study.  A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Geophysics/geophysical.  Surveys that are conduced to measure the Earth’s physical properties as a means of identify areas where anomalous features may exist.

Gold deposit.  An accumulation of gold mineralization in the Earth’s crust, with no reference to size and grade of the deposit.

Gold Heap-leaching.  A hydrometallurgical process whereby gold is recovered from ore by heaping broken ore on sloping impermeable pads, repeatedly spraying the heaps with a diluted cyanide solution which dissolves the gold content in the ore, collecting the gold-laden solutions, and stripping the solution of gold.

Granite.  An igneous (formed from molten material) rock that solidified within the Earth’s crust and is principally composed of quartz, feldspar, and biotite.

Hydrothermal.  Hot water that originates within the Earth’s crust and ascend toward the surface. This water is commonly associated with the formation of mineral deposits and hot springs.

Hydrothermal Alteration.  Changes brought about in rock by the exposure to hydrothermal solutions, or mineral laden hot water from within the Earth’s crust.

Induced Polarization/ IP.  A geophysical survey technique that measures the passage of electrical current sent into the ground (see chargeability).

Lahar.  A mudflow composed principally of volcanic material.

Lithology/lithologic.  A general term used to define specific types of rocks.

Leach.  The dissolution of soluble constituents from a rock or orebody by the natural or artificial action of percolating solutions.

Ma.  In geological terms, a million years.

Marcasite.  A yellow iron sulphide mineral similar to pyrite in physical and chemical properties but which is less stable; and at Borealis is an important ore forming mineral containing gold.

Mesozoic.  A subdivision of geologic time that covers the period from about 245 to 66 million years ago.

Mine.  An opening or excavation in the ground for the purpose of extracting minerals; a pit or excavation from which ores or other mineral substances are taken by digging; an opening in the ground made for the purpose of taking out minerals; an excavation properly underground for digging out some usual product, such as ore, including any deposit of any material suitable for excavation and working as a placer mine; collectively, the underground passage and workings and the minerals themselves. At Borealis there is potential for both surface and underground mining operations.

Mineralizing/mineralized.  Material added by hydrothermal solutions, principally in the formation of ore deposits. Often refers to the presence of a mineral of economic interest in a rock.

Miocene.  This is a subdivision of geologic time that covers the period from about 5 to 24 million years ago.

Open Pit Mining.  The process of excavating an ore body from the surface in progressively deeper layered cuts or steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

Open Pit.  A surface mine working open to daylight, such as a quarry.

OPT/opt.  Abbreviation for ounces per ton, generally used in this prospectus to refer to the number of ounces of gold per ton.

Ore.  The naturally occurring material from which a mineral or minerals of economic value can be extracted profitably or to satisfy social or political objectives. The term is generally but not always used to refer to metalliferous material, and is often modified by the names of the valuable constituent; e.g., gold ore.

Ounce or “oz.”.  A unit of weight equal to 31.1 grams.

Oxidization/oxidized.  The conversion of sulfide minerals to oxide minerals, usually through weathering at, or near, the Earth’s surface.

Pediment.  A gravel covered bedrock surface that is along the margin of a mountain range. The bedrock surface commonly has a gentle dip into the valley, outward from the mountain range.

Pipe-like.  Geologic masses that have two short dimensions and one long dimension, and commonly have a near vertical orientation.

Pre-feasibility Study.  A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the assessment of other relevant factors. A Pre-feasibility Study is at a lower confidence level than a Feasibility Study.

Propylitic Alteration.  A type of hydrothermal alteration that produces only a modest change in the character of the rock. This type of alteration is commonly found at the margins of mineralized areas.

Pyrite.  A yellow iron sulphide mineral, which at Borealis is an important ore forming mineral containing gold.

Qualified Person.  The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

Resistivity.  A measurement of conductivity of electricity through rock.

“RC” or Reverse Circulation.  The circulation of bit-coolant and cuttings-removal liquids, drilling fluid, mud, air, or gas down the borehole outside the drill rods and upward inside the drill rods. Often used to describe an advanced drilling and sampling method that takes a discrete sample from a drill interval with the objective of maintaining sample integrity.

Reserve.  Measurement of size and grade of a mineral deposit that infers parameters have been applied to assess the potential for economic development.

Resource.  The measurement of size and grade of a mineral deposit, without any inferred economic parameters.

Run of Mine Ore.  Material which was fragmented by blasting only, and then stacked on the heaps without being further reduced in size by crushing or other beneficiation processes.

Stratigraphic.  The relationship of layered rocks to each other.

Sediments.  Material that has been deposited on the surface of the Earth through geologic means, usually transported and deposited by water. This material may eventually be cemented into rock.

Silicification.  The process by which quartz is added to rock by hydrothermal solutions.

Strike.  The course or bearing of the outcrop of an inclined bed, vein, or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip.

Structural Zone.  Area that commonly contain several faults and fractured rock.

Sulfide.  Minerals that contain metals combined with sulfur.

TCV.  Tertiary Coal Valley formation, a local sedimentary rock unit which in may areas at the Borealis

Property covers rocks hosting gold mineralization.

Tertiary.  A geologic time period ranging from approximately 66 to 26 million years before the present.

Tons.  A unit of weight measurement. In this prospectus it means dry short tons (2,000 pounds).

Unconformable.  Two groups of sedimentary rocks that are separated by a break in the depositional cycle and commonly have different orientations.

Unpatented mining claims.  Land which has been staked and recorded in appropriate mining registries and in respect of which the owner has the right to explore for and exploit the minerals contained in such land and to conduct mining operations thereon. In this prospectus, unpatented mining claims refers to lode claims (and not placer claims).

Volcanic Rock.  A group of igneous rocks that consolidated from molten material at the surface of the earth.

INDEX TO FINANCIAL STATEMENTS

Years Ended March 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and Shareholders of
Gryphon Gold Corporation
(an exploration stage company)

We have audited the accompanying consolidated balance sheets of Gryphon Gold Corporation (an exploration stage company) as of March 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended March 31, 2010 and for the period from April 24, 2003 (inception) to March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gryphon Gold Corporation (an exploration stage company) as of March 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 2010 and for the period from April 24, 2003 (inception) to March 31, 2010, in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the consolidated financial statements, the Company has suffered recurring operating losses and has an accumulated deficit of $35,202,910. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The March 31, 2010 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Vancouver, Canada June 23, 2010	/s/ Ernst and Young LLP Chartered Accountants

Gryphon Gold Corporation
(an exploration stage company)

CONSOLIDATED BALANCE SHEETS
(Stated in US dollars)

	As at	As at
	March 31,	March 31,
	2010	2009
	$	$

ASSETS
Current
Cash	937,056	799,517
Held for trading securities	191,966	80,015
Accounts receivable	20,183	23,943
Accounts receivable — joint venture [note 3]	16,230	—
Current portion of note receivable [note 4]	11,441	—
Prepaid expenses	30,980	48,278
Assets held for sale at discontinued operations [notes 5 & 15]	3,788,691	—

Total Current Assets	4,996,547	951,753

Equipment [note 6]	90,286	117,967
Mineral properties [note 7]	1,930,909	1,930,909
Other assets [note 9]	721,679	446,679
Non-current portion of note receivable [note 4]	2,131	—
Assets held for sale and in discontinued operations [notes 5 & 15]	—	4,471,020

Total Assets	7,741,552	7,918,328

LIABILITIES AND STOCKHOLDERS, EQUITY
Current
Accounts payable and accrued liabilities	832,977	451,159
Share consideration payable to former owners of discontinued operations [note 10]	270,000	—
Liabilities held for resale and in discontinued operations [notes 5, 10 & 15]	2,170,223	4,782,285

Total current liabilities	3,273,200	5,233,444

Commitments & contingencies [note 14]
Stockholders’ equity
Common stock	86,034	61,957
Additional paid-in capital	39,585,228	38,397,746
Deficit accumulated during the exploration stage	(35,202,910)	(35,774,819)

Total stockholders’ equity	4,468,352	2,684,884

	7,741,552	7,918,328

See Note 1 — Nature of Operations and Going Concern Uncertainty

On behalf of the Board:

/s/ John Key	/s/ Marvin Kaiser

Director	Director

See accompanying notes

Gryphon Gold Corporation
(an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars)

			Period from
			April 24,
			2003
	Year Ended	Year Ended	(inception) to
	March 31,	March 31,	March 31,
	2010	2009	2010
	$	$	$

Exploration [note 8]	1,405,165	1,429,559	16,602,002
Management salaries and consulting fees [note 11]	682,814	1,375,518	9,363,369
General and administrative	521,774	654,908	3,758,529
Legal and audit	429,314	226,549	2,105,438
Travel and accommodation	119,777	133,933	1,145,398
Depreciation & amortization	44,828	55,313	253,630
(Gain) or loss on disposal of equipment	(18,928)	(1,722)	5,624
Foreign exchange loss (gain)	(16,194)	28,843	7,172
Loss (gain) on change in liability of warrants [note 11[b]]	212,130	—	(2,676,000)
Interest income	(1,052)	(32,364)	(738,998)
Interest expense	705	2,320	8,157
Unrealized (gain) loss on securities	(121,227)	(22,471)	(102,211)
Realized loss on sale of securities	14,651	138,071	152,722

Loss for the period from continuing operations	(3,273,757)	(3,988,457)	(29,884,832)
Discontinued operations:
Income (loss) from discontinued operations	957,536	(5,954,774)	(5,318,078)

Net loss for the period	(2,316,221)	(9,943,231)	(35,202,910)

Basic and diluted loss per share:
Loss from continuing operations	(0.05)	(0.06)
Income (loss) from discontinued operations	0.01	(0.10)

Total loss per share	(0.04)	(0.16)

Basic and diluted weighted average number of common shares outstanding	68,494,268	61,781,770

See Note 1 — Nature of Operations and Going Concern Uncertainty

See accompanying notes

Gryphon Gold Corporation
(an exploration stage company)

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY
(Stated in US dollars)

				Deficit
				Accumulated
			Additional	During the
	Common stock		Paid-In	Exploration
	Shares	Amount	Capital	Stage	Total
	#	$	$	$	$

Balance, inception April 24, 2003
Shares issued:
For private placements	47,812,870	47,813	28,078,256	—	28,126,069
Share issue costs	—	—	(1,263,841)	—	(1,263,841)
For mineral properties	4,500,000	4,500	3,444,918	—	3,449,418
Initial Public Offering (IPO)	6,900,000	6,900	5,029,597	—	5,036,497
Share issue costs (IPO)	—	—	(2,241,940)	—	(2,241,940)
Compensation component of shares issued	—	—	226,000	—	226,000
Fair value of agents’ warrants issued on private placements [note 11[b]]	—	—	222,627	—	222,627
Fair value of options granted to consultants [note 11[c]]	—	—	49,558	—	49,558
Fair value of underwriters’ compensation warrants on IPO [note 11[b]]	—	—	135,100	—	135,100
Fair value of options granted [note 11[c]]	—	—	1,774,480	—	1,774,480
Fair value of vested stock grants	429,250	428	520,379	—	520,807
Exercise of warrants	1,985,775	1,986	1,827,349	—	1,829,335
Exercise of options	107,500	108	83,066	—	83,174
Net loss since inception	—	—	—	(25,831,588)	(25,831,588)

Balance, March 31, 2008	61,735,395	61,735	37,885,549	(25,831,588)	12,115,696
Shares issued:
Share issue costs	—	—	(9,246)	—	(9,246)
Fair value of options granted [note 11[c]]	—	—	500,028	—	500,028
Fair value of vested stock grants [notes 11 [c] &[d]]	221,670	222	21,415	—	21,637
Net loss for the period	—	—	—	(9,943,231)	(9,943,231)

Balance, March 31, 2009	61,957,065	61,957	38,397,746	(35,774,819)	2,684,884

Shares issued:
For private placements	10,897,353	10,897	1,751,804	—	1,762,701
Share issue costs	—	—	(172,379)	—	(172,379)
Fair value of options granted [note 11[c]]	—	—	166,088	—	166,088
Fair value of vested stock grants [notes 11 [a] &[d]]	112,500	113	—	—	113
Exercise of warrants	7,161,500	7,162	1,453,204	—	1,460,366
Settlement of debt [notes 10 & 11[a]]	5,905,356	5,905	964,095	—	970,000
Reclassification of warrants to liability FASB ASC 815-40-55 [note 2]	—	—	(2,975,330)	2,888,130	(87,200)
Net loss for the period	—	—	—	(2,316,221)	(2,316,221)

Balance, March 31, 2010	86,033,774	86,034	39,585,228	(35,202,910)	4,468,352

See Note 1 —	Nature of Operations and Going Concern Uncertainty

See accompanying notes

Gryphon Gold Corporation
(an exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars)

			Period from
			April 24, 2003
	Year Ended	Year Ended	(inception) to
	March 31,	March 31,	March 31,
	2010	2009	2010
	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(2,316,221)	(9,943,231)	(35,202,910)
Items not involving cash:
Depreciation	44,828	55,313	253,630
(Gain) loss on disposal of equipment	(18,928)	(1,722)	5,624
Fair value of options, warrants and other non-cash compensation [note 11[c]]	166,088	521,665	3,336,973
Non-cash interest expense [note 10]	205,014	350,151	714,940
Loss on securities	14,651	138,071	152,722
Unrealized (gain) loss on sale of securities	(121,227)	(22,471)	(102,211)
Held for trading securities included in lease revenue	—	(9,598)	(9,598)
Impairment of carrying value of exploration properties [note 5]	—	5,100,000	5,100,000
Loss (gain) on disposal of mineral properties	(249,108)	302,276	53,168
Loss (gain) on change in liability of warrants [note 11[b]]	212,130	—	(2,676,000)
Gain on extinguishment of debt [note 10]	(1,327,076)	—	(1,327,076)
Changes in non-cash working capital items:
Accounts receivable	(8,720)	68,161	(32,663)
Accounts payable and accrued liabilities	263,633	(175,684)	714,792
Prepaid expenses	17,298	94,264	(30,978)

Cash used in operating activities	(3,117,638)	(3,522,805)	(29,049,587)

INVESTING ACTIVITIES
Reclamation deposit	—	34,859	(160,777)
Sage Gold Inc. option payment received	100,000	—	100,000
Purchase of equipment	(9,355)	(45,198)	(306,195)
Nevada Eagle acquisition and related non-compete agreement [note 5]	—	—	(3,068,340)
Mineral property expenditures [note 5 & 7]	(27,488)	(347,054)	(1,992,130)
Mineral property lease payments received	893,349	386,700	1,499,854
Proceeds from sale of mineral properties	50,000	50,000	100,000
Option payment to amend royalty [note 9]	(25,000)	—	(310,902)
Proceeds from sales of held for trading securities	10,201	50,753	60,954
Proceeds from note receivable	10,428	—	10,428
Proceeds from sale of equipment	1,571	8,568	16,403

Cash provided by (used in) investing activities	1,003,706	138,628	(4,050,705)

FINANCING ACTIVITIES
Cash paid on extinguishment of debt [note 10]	(500,000)	—	(500,000)
Capital lease principal payments	—	(3,454)	(53,523)
Exercise of warrants	1,161,036	—	1,161,036
Shares issued for cash	1,762,814	—	36,370,369
Share issue costs	(172,379)	(9,246)	(3,329,659)
Subscription receivables collected	—	—	389,125

Cash provided by (used in) financing activities	2,251,471	(12,700)	34,037,348

Increase (decrease) in cash during the period	137,539	(3,396,877)	937,056
Cash, beginning of period	799,517	4,196,394	—

Cash, end of period	937,056	799,517	937,056

See Note 1 — Nature of Operations and Going Concern Uncertainty

See accompanying notes

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Gryphon Gold Corporation was incorporated in the State of Nevada in 2003 and wholly owns its subsidiaries, Borealis Mining Company, Gryphon Nevada Eagle Holding Company and Nevada Eagle Resources LLC (collectively, Gryphon Gold or “the Company”). The Company is an exploration stage company in the process of exploring its mineral properties, and has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral property interests in the Company’s consolidated balance sheets are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable.

Subsequent to year end the Company sold its wholly owned subsidiary, Nevada Eagle Resources LLC (“Nevada Eagle”) (see note 15), however, management recognizes that the Company must generate additional resources to enable it to continue operations. Management intends to raise additional funds through debt and/or equity financing or through other means that it deems necessary, such as the sale of interests in its remaining mineral properties (see notes 7 & 15). However, no assurance can be given that the Company will be successful in raising additional capital. Further, even if the Company raises additional capital, there can be no assurance that the Company will achieve profitability or positive cash flow. If management is unable to raise additional capital and possible future revenues do not result in positive cash flow, the Company will not be able to meet its obligations and may have to suspend or cease operations. The Company has an accumulated deficit of $35,202,910 and at March 31, 2010 has cash on hand of $937,056. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements as well as the reported amounts of expenses incurred during the period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, the calculation of fair values of options and warrants, and rates for depreciation of equipment. Actual results could differ from those estimates.

Financial instruments

The Company’s financial instruments consist of cash, held for trading securities, accounts and note receivable, accounts payable and accrued liabilities and the convertible promissory note classified as part of the liabilities held for sale and in discontinued operations. The Company has designated cash, which consists of cash held on deposit at major financial institutions, and its held for trading securities as held for trading such that they are recorded at fair value with unrealized gains and losses, if any, reported in the consolidated statement of operations. Accounts and notes receivable have been designated as loans and receivables and are recorded at amortized cost. The accounts payable and convertible promissory note have been designated as other financial liabilities and are also recorded at amortized cost.

Financial risk is the risk arising from the fluctuations in foreign currency exchange rates. The Company does not use any derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates or metal prices.

Revenue recognition

Mineral lease rentals are treated as reductions of the cost of the property as the payor is accumulating an interest in the mineral property; payments in excess of capitalized costs are recognized in income. Under the Option Agreement with Sage ,Sage is required to reimburse the Company 50% of Borealis expenditures, which will be recorded as an accounts receivable and a reduction in the corresponding expense. Some agreements provide for payments in the form of stock and other equity instruments as well as cash payments. Stock and other equity instruments are recognized based on their fair market value at the time of receipt. Fluctuations incurred during the holding period are accounted for as gains or losses from held for trading securities. The leases provide for the receipt of royalty payments upon production being generated from the property. Royalty payments will be recognized in the period in which production occurs. There are no properties in the production stage at this time.

Mineral property acquisition costs

The cost of acquiring mineral properties are capitalized and will be amortized over their estimated useful lives following the commencement of production or expensed if it is determined that the mineral property has no future economic value or the properties are sold or abandoned.

Cost includes cash consideration and the fair market value of shares issued on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.

The recoverable amounts for mineral properties is dependent upon the existence of economically recoverable reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the exploration and development of the properties; and upon future profitable production or alternatively upon the Company’s ability to recover its spent costs from the sale of its interests. The amounts recorded as mineral properties reflect actual costs incurred and are not intended to express present or future values.

The capitalized amounts may be written down if potential future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property. Management of the Company reviews the carrying value of each mineral property interest quarterly, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the estimated future net cash flows.

Exploration and development costs

Exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration and development costs related to such reserves incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be transferred to the appropriate asset category and amortized over their estimated useful lives. Capitalized costs, net of salvage values, relating to a deposit which is abandoned or considered uneconomic for the foreseeable future, will be written off.

Foreign currency translation

The U.S. dollar is the functional currency of the Company. Transactions involving foreign currencies for items included in operations are translated into U.S. dollars using the monthly average exchange rate; monetary assets and liabilities are translated at the exchange rate prevailing at the consolidated balance sheet date and all other consolidated balance sheet items are translated at the historical rates applicable to the transactions that comprise the amounts. Translation gains and losses are included in the determination of net income.

Equipment

Equipment is recorded at cost less accumulated depreciation and is comprised of office furniture, trucks, computers and lab equipment. All equipment is being amortized on a straight line basis over 5 years.

Income taxes

Income taxes are accounted for using the liability method of tax allocation. Under this method deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment. In addition, deferred tax assets are recognized to the extent their realization is more likely than not. Also, under FIN 48, the benefit of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. The Company does not have any significant uncertain tax positions at yearend.

Stock-based compensation

The Company accounts for its stock options in accordance with FASB ASC718-10 (Prior authoritative literature: FAS 123(R) — Share Based Payments, and related interpretations in accounting for stock-based compensation awards to employees, directors and non-employees). In accordance with FASB ASC 718-10, the Company recognizes stock-based compensation expense based on the fair value of the stock options on the date of grant. The fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to additional paid in capital.

Loss per share

Loss per common share is determined based on the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of diluted stock options and warrants classified as equity instruments are applied to repurchase common shares at the average market price for the period. Also, outstanding convertible promissory notes are assumed to be converted into common stock at the then applicable rate. Stock options and warrants are dilutive when the Company has income from continuing operations and when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. The convertible promissory notes are dilutive when the Company has income from continuing operations, and the impact from the dilution exceeds the impact from the reduction in interest expense resulting from the conversion of the notes.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development or normal use of the assets with a corresponding increase in the carrying amount of the related long-lived asset. This amount is then depreciated over the estimated useful life of the asset. Over time, the liability is increased to reflect an interest element considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period.

Fair value measurements

In September 2006, the FASB issued FASB ASC 820-10-55 (Prior authoritative literature: FASB FSP 157-2/Statement 157, Effective Date of FASB Statement No. 157.), “Fair Value Measurements”. The objective of FASB ASC 820-10-55 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. FASB ASC 820-10-55 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820-10-55 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of FASB ASC 820-10-55 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of FASB ASC 820-10-55 did not have a material effect on the Company’s consolidated financial statements.

The Company measures its held for trading securities at fair value in accordance with FASB ASC 820-10-55. FASB ASC 820-10-55 specifies a valuation hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. These two types of inputs have created the following fair value hierarchy:

•	Level 1 — Quoted prices for identical instruments in active markets;

•	Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

•	Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable method data, if available when estimating fair value. The fair value of the Company’s held for trading securities is based on the quoted market prices (level 1). The Company’s cash, accounts and notes receivable, and accounts payable and accrued liabilities are carried at cost, which the Company believes approximates fair value because of the short- term maturities of these instruments. The Company believes the carrying value amount of the convertible promissory note approximates its fair value at March 31, 2010 because its fair value was estimated shortly before year end (see Note 10).

In February 2007, the FASB issued FASB ASC 825-10-55 (Prior authoritative literature: FASB statement 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FASB ASC 825-10-55”). FASB ASC 825-10-55 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FASB ASC 825-10-55 are effective for the Company’s fiscal year beginning April 1, 2008. Effective April 1, 2008, the Company adopted FASB ASC 825-10-55, which did not have any impact on the Company’s consolidated financial statements as the Company did not elect to measure any of its liabilities at fair value pursuant to this guidance.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued FASB ASC 810-10-55 (Prior authoritative literature: FASB Statement 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). FASB ASC 810-10-55 amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for our fiscal year commencing April 1, 2009, including interim periods within that fiscal year. The adoption of FASB ASC 810-10-55 did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued FASB ASC 805-10-55 (Prior authoritative literature: FASB Statement 141(R), Business Combinations), which amends FASB ASC 805-10-55, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FASB ASC 805-10-55 is effective for the Company’s fiscal year beginning April 1, 2009 and is to be applied prospectively. FASB ASC 805-10-55 may have an impact on the Company’s consolidated financial statements in the future, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of any acquisition the Company may consummate after the effective date. In March 2008, the FASB issued FASB ASC 815-10-15 (Prior authoritative literature: FASB Statement 161, “Disclosures about Derivative Instruments and Hedging Activities”). FASB ASC 815-10-15 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB ASC 815-20-25, and how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FASB ASC 815-10-15 is effective for fiscal years beginning after November 15, 2008. The provisions of FASB ASC 815-10-15 are only related to disclosure of derivative and hedging activities, and the adoption of FASB ASC 815-10-15 will not have a material impact on our consolidated operating results, financial position, or cash flows.

On May 9, 2008, the FASB issued FASB ASC 470-20-55, (Prior authoritative literature: APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)). FASB ASC 470-20-55 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial settlement) are not addressed by paragraph 12 of FASB ASC 470-20-55, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, FASB ASC 470-20-55-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP FASB ASC 470-20-55 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP FASB ASC 470-20-55 did not have a material impact on our consolidated operating results, financial position, or cash flows.

In June 2008, the EITF reached consensus on FASB ASC 815-40-55 (Prior authoritative literature EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock). FASB ASC 815-40-55 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under FASB ASC 815-20-25 (Prior authoritative literature: FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities). If the terms of an instrument, or embedded feature, are such that it is not considered to be indexed to the entity’s own stock, equity classification would be precluded and the instrument would not be within the scope of FASB ASC 815-40-55 (Prior authoritative literature: EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock). FASB ASC 815-40-55 is effective for our fiscal year beginning April 1, 2009 and required the reclassification of the value of all warrants with an exercise price denominated in Canadian dollars from equity to liabilities, and this liability is stated at fair value each reporting period. At April 1, 2009, a reclassification of $2,975,330 reduced additional paid in capital (the value of the warrants using Black-Scholes at time of original issue), deficit accumulated during the exploration stage was reduced by $2,888,130 and a liability of $87,200 (the value of the warrants at April 1, 2009) was recorded.

In May 2009, the FASB issued FASB ASC 855-10-25 (Prior authoritative literature: FASB Statement 165, Subsequent Events), which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. FASB ASC 855-10-25 is effective for our fiscal year commencing

April 1, 2009. The adoption of FASB ASC 855-10-25 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

During the second quarter of 2009, the FASB issued FASB ASC 820-10-65, (Prior authoritative literature:

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). FSAB ASC 820-10-65:

•	Affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction.

•	Clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active.

•	Eliminates the proposed presumption that all transactions are distressed (not orderly) unless proven otherwise. FASB ASC 820-10-65 instead requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.

•	Includes an example that provides additional explanation on estimating fair value when the market activity for an asset has declined significantly.

•	Requires an entity to disclose a change in valuation technique (and the related inputs) resulting from the application of FASB ASC 820-10-65 and to quantify its effects, if practicable.

•	Applies to all fair value measurements when appropriate.

FASB ASC 820-10-65 must be applied prospectively and retrospective application is not permitted. FASB ASC 820-10-65 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FASB ASC 820-10-65 must also early adopt FASB ASC 320-10-65, Recognition and Presentation of Other-Than-Temporary Impairments. The adoption of FASB ASC 820-10-65 had no impact on the company’s consolidated operating results, financial position, or cash flows.

During the second quarter of 2009, FASB issued FASB ASC 320-10-65 (Prior authoritative literature: FASB FSP 115-2/124-2, Recognition and Presentation of Other-Than-Temporary Impairments). ASC Topic 320-10-65-1 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements related to debt and equity securities and changes existing impairment guidance under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. For debt securities, the “ability and intent to hold” provision is eliminated, and impairment is considered to be other-than-temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). This new framework does not apply to equity securities (i.e., impaired equity securities will continue to be evaluated under previously existing guidance).The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other-than-temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security. ASC Topic 320-10-65-1 also provides that for debt securities which (i) an entity does not intend to sell and (ii) it is not more likely than not that the entity will be required to sell before the anticipated recovery of its remaining amortized cost basis, the impairment is separated into the amount related to estimated credit losses and the amount related to all other factors. The amount of the total impairment related to all other factors is recorded in other comprehensive loss and the amount related to estimated credit loss is recognized as a charge against current period earnings. ASC Topic 320-10-65-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The Company elected to adopt ASC Topic 320-10-65-1 in the first quarter of 2009. FASB ASC 320-10-65 had no impact on the Company’s consolidated operating results, financial position, or cash flows.

In April 2009, the FASB issued FASB ASC Topic 270-10-05, Interim Disclosures about Fair Value of Financial Instruments (Prior authoritative literature: FSP FAS 107-1 and APB 28-1). FASB ASC Topic 270-10-05 enhances consistency in financial reporting by increasing the frequency of fair value disclosures. This guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Before this guidance was adopted, fair values for these assets and liabilities were disclosed only once a year. The guidance now requires these disclosures to be made on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. This pronouncement is effective for periods ending after June 15, 2009. The Company adopted this standard effective June 30, 2009, and it did not have a material impact on the Company’s financial position and results of operations.

In June 2009, the FASB issued FASB ASC 105-10-65 (Prior authoritative literature: FASB Statement 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles). Under FASB ASC 105-10-65 the FASB Accounting Standards Codification (the “Codification”) will become the exclusive source of authoritative U.S. generally accepted accounting principles (“U.S. GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all then-existing non-SEC accounting and reporting standards, with the exception of certain non- SEC accounting literature which will become non-authoritative.

FASB ASC 105-10-65 was effective for the Company’s 2009 second fiscal quarter. The adoption of FASB ASC 105-10-did not have a material impact on the Company’s consolidated financial statements. All references to U.S. GAAP provided in the notes to the consolidated financial statements have been updated to conform to the Codification.

RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current year presentation.

3.	ACCOUNTS RECEIVABLE — JOINT VENTURE

On March 5, 2010, the Company entered into an Option Agreement with Sage to which the Company agreed to grant Sage the option to enter into a joint venture agreement to earn 50% joint venture interest BMC, all subject to certain terms and conditions. The obligations of Sage during the option period require Sage to pay 50% of all costs and expenses whatsoever, direct or indirect, with respect to the property. As at March 31, 2010 the Company had an amount totaling $16,230 due from Sage.

4.	NOTE RECEIVABLE

During the year ended March 31, 2010 the Company sold an asset by signing a 24-month lease agreement with an individual. In accordance with FASB ASC 840-10-55 the Company accounted for the transaction as a sales type lease. The net present value at the time of the sale was $22,794 and was reported on the consolidated balance sheet as a note receivable. Interest income to be recognized over the two-year life is $1,206. Each payment received will be allocated by reduction of the face value of the note receivable and the recognition of interest income. Ten lease payments were received during the year ended March 31, 2010. The current portion of the note receivable totals $11,441 and the total receivable due is $13,572.

5.	NEVADA EAGLE RESOURCES LLC

On August 21, 2007 Gryphon Gold closed the acquisition of Nevada Eagle Under the Purchase Agreement, the Company acquired all of the outstanding limited liability company interests of Nevada Eagle for the following consideration:

(a) $2,500,000 in cash:

(b) 4,500,000 shares of common stock of the Company valued at $3,449,418; and

(c) a 5% convertible note in the principal amount of $5,000,000 (the “Convertible Note”) with an issue date of August 21, 2007, a maturity date of March 30, 2010, and a fair value of $4,272,359 (Note 10)

Allocation of Purchase Price

Mineral properties	$10,719,209
Non-competition agreement	70,908

$10,790,117

The original purchase price allocation for the acquisition of the Nevada Eagle properties was based on a valuation model. The model was driven by three parameters;

1- the value of an exploration property;

2- the value of an acre of exploration property; and

3- the value of an identified mineral resource on the property.

The value of each parameter was determined from recent similar acquisition transactions in the marketplace and the market values of a sample of publicly traded gold exploration companies.

Subsequent to the purchase of Nevada Eagle, the value for exploration properties declined as evidenced by lower publically quoted stock values for gold exploration companies. As the decline in value is an indicator of impairment, an impairment test was performed for the quarter ended September 30, 2008. In performing the impairment test, management also determined that the projected undiscounted cash flows were not likely to recover the carrying values of the properties.

To estimate the impairment charge to be recorded, the Company updated the valuation parameters that were utilized for the purchase price allocation so that the fair value of the properties could be estimated at September 30, 2008. The updated parameters were input into the valuation model. As a result of this update it was determined that the Nevada Eagle exploration properties [note 5] and the non-competition agreement were impaired by $5,044,883 and $55,117, respectively, for a total of $5,100,000 effective September 30, 2008.

On March 12, 2010, the Company entered into a letter of intent to sell Nevada Eagle to Fronteer Development (USA) Inc. (“Fronteer”). Based on the letter of intent, management and the board of directors of Nevada Eagle have concluded that a disposition of Nevada Eagle is probable and is expected to occur in fiscal year 2011 [note 15].

As the Company completed the sale of Nevada Eagle subsequent to yearend, Nevada Eagle’s results have been classified as held for sale and presented in Discontinued Operations.

Consolidated Balance Sheets of Discontinued Operations

	As at	As at
	March 31, 2010	March 31, 2009

Current assets
Mineral properties	3,788,691	—

	3,788,691	—

Non-current assets
Mineral properties	—	4,471,020

	3,788,691	4,471,020

Current liabilities
Convertible promissory note [note 10]	2,170,223	4,782,285

	2,170,223	4,782,285

Consolidated Statements of Operations of Discontinued Operations

			Period from
	Year Ended	Year Ended	April 24, 2003
	March 31,	March 31,	(inception) to
	2010	2009	March 31, 2010

Exploration	99,444	44,069	149,867
General and administrative	4,626	5,323	13,359
Interest expense	514,578	527,456	1,353,864
Loss (gain) on disposal of properties	(249,108)	277,926	28,069
Impairment of mineral properties	—	5,100,000	5,100,000
Gain on extinguishment of convertible promissory note [note 10]	(1,327,076)	—	(1,327,076)

Income (loss) from discontinued operations	957,536	(5,954,774)	(5,318,078)

All assets and operations related to discontinued operations are located in the United States.

6.	EQUIPMENT

	March 31, 2010
		Accumulated
	Cost	Depreciation	Net Book Value
	$	$	$

Office and lab equipment	210,510	142,688	67,822
Trucks under capital lease	64,097	41,633	22,464

Total	274,607	184,321	90,286

	March 31, 2009
		Accumulated
	Cost	Depreciation	Net Book Value
	$	$	$

Office and lab equipment	197,730	111,799	85,931
Trucks under capital lease	64,097	32,061	32,036

Total	261,827	143,860	117,967

7.	MINERAL PROPERTIES

Total
$

Mineral property costs, March 31, 2006	1,898,207
Expenditures during the year	22,164

Mineral property costs, March 31, 2007	1,920,371

Mineral property costs, March 31, 2008	1,920,371
Expenditures during the year	10,538

Mineral property costs, March 31, 2009 and 2010	1,930,909

The Company initially entered into a property option agreement dated July 21, 2003 to acquire up to a 70% interest in the Borealis Property in Nevada, USA from Golden Phoenix Minerals, Inc. for cash consideration of $125,000 and the obligation to make qualifying expenditures over several years. On January 28, 2005, the Company purchased outright the rights to a full 100% interest in the property for $1,400,000. A cash payment of $400,000 was made on closing. The Company paid the full outstanding consideration of $1,000,000, in four quarterly payments of $250,000 during the year ended March 31, 2006.

On March 5, 2010, the Company and Sage entered into an Option Agreement (the “Option Agreement”) pursuant to which the Company granted Sage the option (the “Option”) to enter into a Joint Venture Agreement (the “Joint Venture Agreement”) and earn a 50% joint venture interest (the “Joint Venture”) in the Company’s wholly owned subsidiary Borealis Mining Company. The Option Agreement was negotiated and entered into pursuant to the terms of a binding Letter of Intent between the Company and Sage, dated February 23, 2010. Under the terms of the Option Agreement, Sage has the right to exercise the Option and enter into the Joint Venture Agreement with the Company upon the satisfaction of the following conditions:

(a) Sage will make a $9,000,000 capital contribution to Borealis Mining or a corporate entity formed for the purposes of the Joint Venture on or before the earlier of (A) any time prior to December 31, 2010 (the “Option Period”) or (B) within sixty (60) days after receipt by the Parties (or as soon thereafter as is practicable for Sage using its best efforts) of a binding commitment letter for the remainder of the project financing required to bring the Borealis Project into production on terms acceptable to the Parties, acting reasonably.

(b) Upon the classification of an additional 100,000 ounces of gold Reserves as Proven and Probable, Sage will make a cash payment to the Company of $1,000,000, and cash payments up to an additional $1,000,000 for up to an additional 100,000 ounces of gold Reserves classified as Proven and Probable (a maximum $2,000,000).

(c) Sage will issue to the Company common shares of Sage with a value equal to $1,000,000, subject to TSX Venture Exchange approval or, will make the payment in cash upon exercise of the option.

(d) Sage will agree to invest $400,000 in a private placement in the Company’s units by April 16, 2010. Each unit consisting of one share of common stock of the Company and one half of a share purchase warrant at an issue price equal to the greater of (i) the maximum discounted price permitted under Part VI of the TSX Company Manual and (ii) a 5% premium to the 30 day volume weighted closing price of the common stock of the Company ending on the day immediately prior the subscription date, but not less than Cdn$0.18 per unit and not more than Cdn.$0.25, subject to TSX approval.

(e) Sage will pay 50% of the approved expenditures on the Borealis Property during the Option Period, subject to certain exceptions and adjustments. If Sage fails to fund its portion of the expenditures, the Company will have the option to terminate the Option Agreement, subject to an applicable cure period.

(f) Sage will deliver to the Company (i) evidence that Sage has obtained regulatory approval for the performance of the transactions and obligations under the Option Agreement and that the terms of such regulatory approvals have been satisfied; and (ii) evidence of a binding commitment for the remainder of the project financing required to bring the Borealis Project into production.

8.	EXPLORATION

			Period from
			April 24, 2003
	Year Ended	Year Ended	(inception) to
	March 31, 2010	March 31, 2009	March 31, 2010
	$	$	$

NEVADA, USA
Borealis property
Exploration:
Drilling	227,450	425,414	7,357,996
Property maintenance	558,073	412,148	3,509,205
Geologic and assay	910	64,053	2,033,287
Project management	264,302	205,438	1,871,530
Engineering	342,780	288,004	1,456,569
Metallurgy	—	34,374	331,210

Subtotal Borealis property	1,393,515	1,429,431	16,559,797
Other exploration	11,650	128	42,205

Total exploration	1,405,165	1,429,559	16,602,002

9.	OTHER ASSETS

	March 31,	March 31,
	2010	2009
	$	$

Reclamation bond & deposits	160,777	160,777
Option to amend Borealis Property mining lease	560,902	285,902

	721,679	446,679

On March 31, 2010 the Company had $133,600 (March 31, 2009 — $133,600) on deposit to support a performance bond with the United States Forest Service. The Company also has a deposit with the Bureau of Land Management (“BLM”) for $27,177 (March 31, 2009 — $27,177), which supports its potential future obligations for reclamation during the Company’s exploration activities within the BLM area. At March 31, 2010, the Company has recorded an estimated reclamation liability of $5,600 (March 31, 2009 — $5,600) representing future obligations related to its general property activities completed to March 31, 2010.

On August 22, 2008, the Company entered into a 12-month option agreement, at a cost of $250,000 and an additional $35,902 to cover legal costs, to amend the Borealis Property mining lease. If exercised, the net smelter return royalty rate will be fixed at 5%, versus the current uncapped variable rate. Payment upon exercise of the option is $1,750,000 in cash, 7,726,250 common shares of the Company and a three year, $1,909,500, 5% note payable. On August 19, 2009 the option was extended for six months at a cost of $125,000, which was settled through the issuance of 966,340 shares. On March 22, 2010 the option was extended until August 22, 2010 at a cost of $150,000, which was settled through the issuance of $25,000 and 939,016 shares.

10.	CONVERTIBLE PROMISSORY NOTE

	March 31, 2010	March 31, 2009
	$	$

Convertible promissory note, with a face value of $5,000,000 due March 30, 2010, unsecured, bearing interest at 5%. Interest is payable each January 1st and June 1st. Discount accretion for the period from August 21, 2007 (date of issue) to Feb 5, 2010 totalled $691,058		4,782,285
On February 5, 2010 the note was extinguished through issuance of $500,000, 4,000,000 shares and a new convertible promissory note with a face value of $2,500,000 due March 30, 2012, unsecured, bearing interest at 5%. Interest is payable each January 1st and June 1st. Discount accretion for the period from February 5, 2010 to March 31, 2010 totalled $23,882	2,170,223

Gryphon Gold issued a Convertible Promissory Note to the former owners of Nevada Eagle [the “Debt holders”] with a face amount of $5 million, due March 30, 2010, bearing interest at 5% per annum, payable on January 1 and June 1 of each year. The note was convertible at the holder’s option into shares for the first 12 months after closing at a conversion price of $1 per common share; for the next 12 months at $1.25 per common share; for the period 24 months from closing to March 29, 2010 at $1.50 per common share and on March 30, 2010 at $1.75 per common share. The conversion rate is subject to certain anti-dilution adjustments and is subject to adjustment on payment of cash dividends by Gryphon Gold. Upon an event of default, which includes amongst other things a change in control of Gryphon Gold, the holder was permitted to demand repayment of the principal amount of the debenture or exercise the conversion feature for a fixed number of shares. After an event of default, the interest rate on the convertible debenture increases to 9%. The change in control event of the default acceleration feature was considered an embedded derivative however its issue date fair value was not considered to be significant. The conversion feature did not require bifurcation in the financial statements because it was not a beneficial conversion feature and a cash payment is not required if common shares issued at time of conversion were never successfully registered. The Convertible Promissory Note, including the conversion feature and change in control event of default acceleration feature embedded derivative, was recorded at its estimated issue date fair value of $4,272,359. Effective August 5, 2008, the Company entered into an option agreement with Debt holders to amend the $5 million face value note payable to them at a cost of $35,000. The option period was twelve months and was extended in August 2009 for another six months at an additional cost of $35,000. Both payments of $35,000 were included general and administration expense in the respective fiscal years. The option agreement allows the Company, assuming certain conditions were met, to reduce the note payable from $5 million to $2.5 million and extend the maturity date to March 30, 2012 by issuing a cash payment of $500,000 and issuing 4,000,000 shares of common stock of the Company.

On November 10, 2008, the 5% convertible promissory note was amended so that cash interest payments due would be $73,288 and $51,713 each January 1 and June 1, respectively, or one half of the previous amounts. The unpaid interest was to be added to the principal balance of the note, compounded monthly at 5% and became due and payable at the due date of the note, March 30, 2010.

On February 5, 2010, the Company and Debt holders entered into Amendment No. 1 to the Option Agreement dated August 5, 2008 (“Amendment No. 1”) pursuant to which, (i) the Company obtained the right, in lieu of the $500,000 cash payment required to exercise the option, to issue a $500,000 promissory note to the Debt holders payable on the earlier of the receipt of proceeds of $500,000 from a contemplated private placement or February 19, 2010; and (ii) to delete the unmet conditions required to be satisfied by the Company in order to be permitted to exercise the option. The promissory note was fully repaid prior to yearend.

As consideration for entering into Amendment No. 1, the Company and the Debt holders entered into an Option Consideration Agreement (the “Option Consideration Agreement”) pursuant to which the Company agreed to (i) issue the Debt holders an additional 1,500,000 common shares of the Company and (ii) amend the terms of the Amended Note to reduce the conversion price (the “Amendment Consideration”), which Amendment Consideration is subject to obtaining Company shareholder and TSX approval (the “Approvals”). The conversion price of

Amended Note will be amended upon receipt of such Approvals to be convertible at $0.60 per share from February 5, 2010 through March 30, 2010, at $0.70 per share from March 31, 2010 through March 30, 2011 and at $0.80 per share from March 31, 2011 to March 30, 2012. In the event that the Approvals are not obtained within five business days following the first meeting of the Company’s shareholders, but no later than August 22, 2010, then the Company agreed to pay the Amendment Consideration by issuing unsecured, one-year note(s) with fixed interest rates of 5% per annum as follows: (a) $300,000 in lieu of issuing the Debt holders 1,500,000 common shares and/or (b) $100,000 in lieu of reducing the conversion price of the Amended Note.

On February 5, 2010, the Company exercised the Option to restructure the Convertible Note by converting $2,500,000 of principal of the Convertible Note, through the issuance of 4,000,000 common shares and a promissory note in the principal amount of $500,000 to the Debt holders, and issuing the Amended Note for the remaining $2,500,000 of principal of the Convertible Note to the Debt holders due and payable on March 30, 2012.

Management accounted for the resulting amendment and subsequent exercise of the option as a single transaction that resulted in an extinguishment of the original note. The amended note is convertible at the holder’s option into shares for the first 54 days at $0.60 per common share; for the next 12 months at $0.70 per common share; for the period 12 months from closing to March 30, 2012 at $0.80 per common share. The conversion rate is subject to certain anti-dilution adjustments and is subject to adjustment on payment of cash dividends by the Company. Upon an event of default, which includes amongst other things a change in control of the Company, the holder is permitted to demand repayment of the principal amount of the debenture or exercise the conversion feature for a fixed number of shares. After an event of default, the interest rate on the convertible debenture increase to 9%. The change in control event of default acceleration feature is considered an embedded derivative, however its issue date fair value was not considered to be significant at March 31, 2010. The conversion feature does not require bifurcation in the consolidated financial statements because it is not a beneficial conversion feature and a cash payment is not required if common shares issued at the time of conversion are never successfully registered. The amended note, including the conversion feature was recorded at its estimated issue date fair value of $2,146,339. This fair value estimate falls within level 3 of the fair value hierarchy and is based upon the following key assumptions:

•	Term to maturity — 26 months

•	Effective yield — 15%

•	Coupon rate — 5%

•	Dividend rate — 0%

•	Volatility of the Company’s common stock — 95.5% to 147.7%

•	Risk free rate — 1.25%

•	Expected term of conversion option — 0.15 years to 2.15 years

Based on the fair value of the new note, the carrying value of the original note, the $500,000 in cash paid, the value of the 4,000,000 shares issued, and the value of the 1,500,000 shares to be issued in the future, an extinguishment gain of $1,327,076 was recognized as part of discontinued operations (see note 5).

11.	CAPITAL STOCK

[a] Authorized capital stock consists of 250,000,000 common shares with a par value of $0.001 per share and 15,000,000 preferred shares with a par value of $0.001 per share.

On April 1, 2009, the Company issued 112,500 common shares to a former director (retired April 8, 2009) due to the vesting of RSU’s granted in the prior year. The issuance was provided under a transition agreement.

During the quarter ended September 30, 2009, the Company issued an aggregate of 7,161,500 common shares for gross proceeds of $1,161,036 on the exercise of 7,161,500 warrants, whose terms were amended on July 8, 2009. Each warrant had an amended exercise price of CDN$0.18.

During the quarter ended September 30, 2009, the Company issued 966,340 common shares with a fair market value of $125,000 to extend the option to fix the variable rate NSR royalty on the Borealis property for six months.

On February 5, 2010, the Company issued 4,000,000 common shares to the note holders with a fair value of $720,000 as per the option agreement with the Debt holders with the respect to the convertible note [note 10].

On February 18, 2010, the Company completed a private placement of 10,897,353 units at Cdn$0.17 for gross proceeds of $1,762,701 (Cdn$1,852,550). Each unit consisted of one common share and one half series K warrant. Each series K warrant entitles the holder to purchase a common share at a price of US$0.25 per share for a period of 24 months. Cash compensation of $162,003 (Cdn$170,261) and 990,500 compensation warrants (series L) were issued to agents and are exercisable at a price of US$0.21 per share and expire 12 months after closing. The Company has a right to force warrant holders to exercise warrants, if the common share price of the Company remains equal to or greater than, Cdn$0.75 per common share, for a period of twenty consecutive days.

On March 22, 2010, the Company issued 939,016 common shares with a fair market value of $125,000 to extend the option to fix the variable rate NSR royalty on the Borealis property until August 22, 2010.

[b] Warrants:

The following table contains information with respect to all warrants:

Number of Warrants
#

Warrants outstanding, March 31, 2004	—
Issued for:
Private placements	3,407,981
Agents’ compensation	141,008
Exercised	—

Warrants outstanding, March 31, 2005	3,548,989
Issued for:
Private placements	3,015,204
Agents’ compensation on private placement	130,000
Initial Public Offering (IPO) — Series A	6,900,000
Underwriters’ compensation on IPO	690,000
Private placements — Series B	2,737,500
Agents’ compensation on private placement — Series C	280,500
Exercised	(197,500)

Warrants outstanding, March 31, 2006	17,104,693
Issued for:
Private placements — Series D	64,500
Private placements — Series E	5,000,000
Agents’ compensation on private placement — Series F	85,050
Exercised	(1,658,275)
Expired	(15,175,410)

Warrants outstanding, March 31, 2007	5,420,558
Issued for:
Private placements — Series G	5,000,000
Private placements — Series I	4,486,500
Agents’ compensation on private placement — Series H	265,050
Agents’ compensation on private placement — Series J	89,530
Exercised	(130,000)
Expired	(290,558)
Forfeited	(14,000)

Warrants outstanding, March 31, 2008	14,827,080
Expired	(5,340,580)

Warrants outstanding, March 31, 2009	9,486,500
Exercised	(7,161,500)
Expired	(2,325,000)
Issued for:
Private placements — Series K	5,448,667
Private placements — Series L	990,500

Warrants outstanding, March 31, 2010	6,439,167

The following table summarizes information about warrants outstanding and exercisable as at March 31, 2010:

Warrants Outstanding and Exercisable

	Average Remaining Life
Warrants	Years
#	#	Exercise Price	Expiry date

5,448,677	1.9	$0.25	February 18, 2012
990,500	0.9	$0.21	February 18, 2011

6,439,177	1.4	$0.24

On July 8, 2009, the Company announced the extension and repricing of its outstanding warrants. 9,486,500 warrants were amended to expire December 31, 2009, and the exercise price was reduced to Cdn$0.18 if exercised by September 20, 2009 and Cdn$0.40 thereafter until December 31, 2009. On or before September 20, 2009, 1,161,500 warrants were exercised The fair value of the warrants at the dates of exercise of $299,330 was transferred to additional paid in capital.

On December 31, 2009, the remainder of the Company’s Canadian dollar denominated warrants expired. Through the year ended March 31, 2010, the Company recognized a loss of $212,130 in the consolidated statements of operations due to the revaluation of the warrants to their fair market value at each reporting period.

[c] Stock options:

The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. FASB ASC 718-10- 55 (Prior authoritative literature: FASB Statement 123(R)) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company’s total employees are relatively few in number and turnover is considered remote, therefore the Company currently estimates forfeitures to be 5%. Estimate of forfeitures is reviewed on a quarterly basis. Stock-based compensation is expensed on a straight-line basis over the requisite service period.

The Company recorded total stock-based compensation expense related to stock options and restricted stock units as follows:

	Year Ended	Year Ended
	March 31, 2010	March 31, 2009
	$	$

Management salaries, exploration expense & consulting fees	166,088	521,665

Stock option activity

The following table summarizes the Company’s stock option activity for the nine months ended March 31, 2010:

	Number of
	Stock	Weighted Average
	Options	Exercise Price

Outstanding, April 1, 2009	4,642,000	$0.58	*
Granted	800,000	$0.21
Expired	(825,000)	$0.75
Forfeited	(109,500)	$0.22	*

Total outstanding at March 31, 2010	4,507,500	$0.48	*

Vested and exercisable at March 31, 2010	4,120,000	$0.50	*

*	Based on the March 31, 2010 exchange rate of Cdn$1 equals US$0.98.

The following table summarizes information about stock options outstanding as at March 31, 2010:

Stock Options Outstanding and Exercisable

			Average
	Average Remaining		Remaining Life
Stock Options	Life	Stock Options	of Exercisable
Outstanding	(Years)	Exercisable	(Years)	Exercise price

95,000	0.6	95,000	0.6	Cdn$	0.85
20,000	1.0	20,000	1.0	Cdn$	1.37
395,000	1.0	395,000	1.0	Cdn$	1.37
20,000	1.0	20,000	1.0	Cdn$	1.37
30,000	1.2	30,000	1.2	Cdn$	1.60
50,000	1.3	50,000	1.3	Cdn$	1.29
50,000	1.6	50,000	1.6	Cdn$	1.34
90,000	1.8	90,000	1.8	Cdn$	0.81
20,000	1.8	20,000	1.8	Cdn$	0.88
125,000	1.9	125,000	1.9	Cdn$	0.80
20,000	2.1	20,000	2.1	Cdn$	0.95
85,000	2.5	85,000	2.5	Cdn$	0.90
150,000	2.9	150,000	2.9	Cdn$	0.62
20,000	3.0	20,000	3.0	Cdn$	0.43
300,000	3.0	300,000	3.0	Cdn$	0.41
362,500	3.3	362,500	3.3	Cdn$	0.38
750,000	3.3	612,500	3.3	Cdn$	0.41
200,000	3.5	200,000	3.5	Cdn$	0.28
150,000	3.5	150,000	3.5	Cdn$	0.26
150,000	3.6	150,000	3.6	Cdn$	0.07
275,000	3.6	275,000	3.6	Cdn$	0.07
250,000	3.7	250,000	3.7	Cdn$	0.26
100,000	3.9	100,000	3.9	Cdn$	0.28
150,000	4.3	112,500	4.3		$0.17
550,000	4.5	412,500	4.5		$0.22
100,000	4.8	25,000	4.8		$0.22

4,507,500		4,120,000

Valuation assumptions

Compensation expense recorded in the consolidated financial statements has been estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the pricing model include:

	2010	2009

Dividend yield	0%	0%
Expected volatility	100%-105%	51%-80%
Risk free interest rate	1.48%-1.62%	1.31%-2.06%
Expected lives	3 years	3 years

The risk-free interest rate is determined based on the rate at the time of grant for US government zero-coupon bonds for a 3-year term, which is a term equal to the estimated life of the option. Dividend yield is based on the stock option’s exercise price and expected annual dividend rate at the time of grant. Volatility is derived by measuring the average share price fluctuation of the Company’s stock. The period of historical volatility is the same period as the expected life of the options being 3 years.

The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. Option pricing models require the input of highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s equity instruments.

[d] Restricted stock units (“RSU’s”):

The RSU stock grants entitle the recipient to receive shares of common stock of the Company upon vesting. The RSU grants can vest immediately or over a period for up to five years.

On April 1, 2009, 112,500 RSU’s vested for a former director.

The Company recognizes stock-based compensation expense based on the grant date fair value of the award on a straight-line basis over the requisite service period of the individual grants, which generally equals the vesting period. The grant date fair value of the restricted stock unit is calculated using the closing price of the Company’s common stock on the date of the grant.

The following table summarizes information about RSU’s outstanding as at March 31, 2010:

					Weighted
					Average
					Fair Value
	RSU’s	RSU’s	RSU’s	RSU’s	at Grant
	Granted	Vested	Forfeited	Outstanding	Date

Outstanding at April 1, 2006	—	—	—	—		—
Issued April 18, 2006	8,000	8,000	—	—	Cdn$	1.63
Issued December 12, 2006	29,000	15,000	14,000	—	Cdn$	0.84
Issued January 10, 2007	607,500	488,750	118,750	—	Cdn$	0.82
Issued September 6, 2007	154,170	154,170	—	—	Cdn$	0.77

Outstanding at March 31, 2010	798,670	665,920	132,750	—		—

12.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at their exchange amount as determined by management. All material transactions and balances with related parties not disclosed elsewhere are described below: In November 2008, the Company entered into two Consulting Agreements with two former employees for certain financial services and geological consulting services. During the year ended March 31, 2010 the consultants were paid a total of $217,716, including accrued severance of $177,424 (C$185,000 less applicable withholdings).

In March 2010, Gerald Baughman, VP Business Development, resigned and was paid a severance of $50,000.

13.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax balances are as follows:

	2010	2009
	$	$

Deferred tax assets
Net operating loss carryforwards	6,198,719	5,799,761
Mineral property basis	2,355,252	1,954,798
Permitting & feasibility costs	1,325,846	1,067,055
Exploration costs	2,290,355	2,555,287
Stock compensation	974,167	916,471
Reclamation costs	1,979	1,965
Equipment	9,342	8,009
Non-compete agreement	20,742	22,258
Donations	834	671
Unrealized foreign exchange loss	268	5,949
Certain unpaid accrued liabilities	—	52,485
Unrealized losses on marketable securities	(36,855)	6,802
Accrued compensation not paid by June 15/10	3,522	—
Accrued sub-lease loss	17,412	23,017
Capital losses	53,831	48,696

Total deferred tax assets	13,215,414	12,463,224
Valuation allowance	(13,215,414)	(12,463,224)

Net deferred tax assets	—	—

Deferred tax liabilities
Equipment	—	—
Prepaid expenses	—	—

Total deferred tax liabilities	—	—

The potential income tax benefits relating to the deferred tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no deferred tax assets have been recognized as at March 31, 2010 and 2009.

The reconciliation of income taxes attributable to continuing operations computed at the statutory income tax rate of 35.34% [2009 — 35.09%] is as follows:

	2010	2009
	$	$

Tax at statutory rates	(817,038)	(3,489,080)
State taxes, net of federal benefit	(7,892)	(9,247)
Non-deductible items	169,601	118,215
Change in valuation allowance	752,190	3,476,821
State tax rate adjustment	(65,771)	(7,679)
State minimum income taxes	900	900
Other	(31,990)	(89,930)

	—	—

At March 31, 2010 the Company has non-capital losses of approximately $17.6 million [2009 — $16.5 million] in the United States available for future deduction from taxable income and which expire prior to 2030. The Company has not recognized as an asset any of these potential deductions as it cannot be considered more likely than not that they will be utilized.

14.	COMMITMENTS & CONTINGENCIES

[a] A portion of the Borealis Property is subject to a mining lease. The Company is required to make monthly lease payments of $9,762, adjusted annually based on the Consumer Price Index, for the duration of the lease term. In addition, production of precious metals from the Borealis Property will be subject to the payment of a royalty under the terms of the mining lease. The mining lease expired on January 24, 2009, but is automatically renewed thereafter, so long as mining related activity, including exploration drilling, continues on the Borealis Property. [b] The Company rents office space in Vancouver, BC for a 5-year term, commencing September 2008, and office space in Hawthorne, Nevada for a one year term. The following are the remaining rental lease commitments in relation to the office lease:

$

2011	60,087
2012	61,804
2013	61,804
2014	25,752

The Vancouver office has been sub-leased commencing February 1, 2009 for 4 years and 7 months (remaining life on lease) for Cdn$4,000 per month. The subtenant has an option to terminate the lease on January 31, 2011; such option must be exercised before October 31, 2010. If the option to terminate the Sublease Agreement is not executed by the Subtenant, then the agreement shall continue until the expiration date. As at March 31, 2010 the Company has accrued $49,273, being the difference between the required lease payments and the estimated future sub-lease receipts.

On January 31, 2010 the lessees in the Vancouver office vacated the premises. The office has been subsequently sub-leased to another party commencing May 1, 2010 for 3 years and 5 months (remaining life on lease) for Cdn$4,200 per month.

[c] Due to the size, complexity, and nature of the Company’s operations, various legal and tax matters are outstanding form time to time. In the opinion of management, these matters will not have a material effect on the Company’s financial position or results of operations.

15.	SUBSEQUENT EVENTS

On April 19, 2010, Gryphon Gold and Sage entered into Amendment No. 2 to Option Agreement and Amendment No. 2 to Subscription Agreement (the “Amendment 2”). Pursuant to the Amendment 2, the Option Agreement and Subscription Agreement were amended to extend the termination date of the due diligence period from April 19, 2010 to April 30, 2010.

On April 23, 2010, Gryphon Gold sold its wholly owned subsidiary, Nevada Eagle Resources LLC to Fronteer for $4,750,000. Fronteer paid $2,250,000 in cash and $2,500,000 by assuming Gryphon Gold’s obligations under a convertible note, which was retired. In addition, Gryphon Gold retained the Copper Basin property located in Idaho. On April 28, 2010, Gryphon Gold and Sage entered into Amendment No. 3 to Option Agreement and Amendment No. 2 to Subscription Agreement (the “Amendment 3”). Pursuant to the Amendment 3, the Option Agreement and Subscription Agreement were amended to extend the Option Expiry Date, as defined in the Option Agreement, until June 30, 2011 and to permit Sage to satisfy its commitment to invest US$400,000 in the Private Placement through a subscription in the amount of US$200,000 by June 16, 2010 and a further subscription in the amount of US$200,000 by August 16, 2010, based on a subscription price equal to the greater of (i) the maximum discounted price permitted by the TSX Company Manual, and (ii) a 5% premium to the 30-day volume weighted average trading price of common stock of the Registrant on the day immediately preceding the subscription date.

On May 28, 2010, R. William Wilson resigned as Chief Financial Officer and Matthew A. Fowler of Sharp Executives Associates was appointed Chief Financial Officer of the Company.

On June 15, 2010 Gryphon Gold and Sage entered into Amendment No. 4 to Option Agreement and Amendment No. 4 to Subscription Agreement (the “Amendment No. 4). Pursuant to the Amendment 4, the Option Agreement and Subscription Agreement were amended to extend the JV Agreement Condition, as defined in the Options Agreement, until July 15, 2010.

On June 16, 2010, the Company closed the private placement with Sage and issued 1,464,429 units at a purchase price of Cdn$0.14 per unit for gross proceeds of $200,000 (Cdn$205,000). Each unit consisted of one share of common stock and one half of one common stock purchase warrant. Each whole common stock purchase warrant is exercisable for a period of two years from the date of closing of the private placement to purchase one additional share of common stock at an exercise price of US$0.20. The units were offered for sale directly by the Company. The units were placed outside the United States pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) under Rule 903 of Regulation S of the Securities Act on the basis that the sale of the units was completed in an “offshore transaction”, as defined in Rule 902(h) of Regulation S. In determining the availability of this exemption, the Company relied on representations made by the investors in the subscription agreements pursuant to which the units were purchased. The proceeds of this offering were applied to fund the continuation of our exploration and development programs.

16.	NON-CASH TRANSACTIONS

During the year ended March 31, 2010 several non-cash transactions occurred:

•	Receipt of 150,000 shares for a lease payment on one of the properties in held for sale in discontinued operations. The fair value of the shares was determined by the closing price of the stock as of the date of the certificate.

•	On August 22, 2008, the Company entered into a 12-month option agreement to amend the Borealis Property mining lease. On August 19, 2009 the option was extended for six months at a cost of $125,000, which was settled through the issuance of 966,340 shares. On March 22, 2010 the option was extended until August 22, 2010 at a cost of $150,000, which was settled through the issuance of $25,000 and 939,016 shares.

•	On February 5, 2010, the Company exercised the Option to restructure the Convertible Note by converting $2,500,000 of principal of the Convertible Note, through the issuance of 4,000,000 common shares and a promissory note in the principal amount of $500,000 to the Debt holders, and issuing the Amended Note for the remaining $2,500,000 of principal of the Convertible Note to the Debt holders due and payable on March 30, 2012. The fair value of the 4,000,000 shares was determined by the closing price of the Company’s stock on the day of issuance.

•	On February 5, 2010, the Company and Debt holders entered into Amendment No. 1 to the Option Agreement dated August 5, 2008 (“Amendment No. 1”). As consideration for entering into Amendment No. 1, the Company and the Debt holders entered into an Option Consideration Agreement (the “Option Consideration Agreement”) pursuant to which the Company agreed to (i) issue the Debt holders an additional 1,500,000 common shares of the Company. The fair value of the 1,500,000 shares was determined by the closing price of the Company’s stock on the day Amendment No. 1 was executed

Gryphon Gold Corporation
(An exploration stage company)
Consolidated Balance Sheets
(Unaudited)
(Stated in U.S. dollars)

	As at	As at
	December 31,	March 31,
	2010	2010
	$	$

ASSETS
Current
Cash	474,076	937,056
Held for trading securities	—	191,966
Accounts receivable	13,997	20,183
Accounts receivable — option agreement	—	16,230
Current portion of note receivable	4,938	11,441
Prepaid expenses	272,122	30,980
Assets held for sale at discontinued operations [note 3]	—	3,788,691

Total Current Assets	765,133	4,996,547

Equipment	119,876	90,286
Mineral properties [note 4]	1,841,912	1,930,909
Other assets [note 6]	985,050	721,679
Non-current portion of note receivable	—	2,131

Total Assets	3,711,971	7,741,552

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	277,488	832,977
Share consideration payable to former owners of discontinued operations	—	270,000
Liabilities held for resale and in discontinued operations [note 3]	—	2,170,223

Total Current Liabilities	277,488	3,273,200

Common stock payable	88,000	—
Asset retirement obligation liability	48,254	—

Total liabilities	413,742	3,273,200

Commitments & contingencies [note 8]
Stockholders’ Equity
Common stock	89,860	86,034
Additional paid-in capital	40,271,188	39,585,228
Deficit accumulated during the exploration stage	(37,062,819)	(35,202,910)

Total Stockholders’ Equity	3,298,229	4,468,352

Total Liabilities & Stockholders’ Equity	3,711,971	7,741,552

See Note 1 —	Nature of Operations and Going Concern Uncertainty

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Gold Corporation
(An exploration stage company)
Consolidated Statements of Operations
(Unaudited) (Stated in US Dollars)

					Period from
	Three Months	Three Months	Nine Months	Nine Months	April 24, 2003
	Ended	Ended	Ended	Ended	(inception) to
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009	2010
	$	$	$	$	$

Exploration [note 5]	115,930	252,245	694,358	1,107,289	17,296,362
Management salaries and consulting fees	303,421	207,461	845,552	456,673	10,208,921
General and administrative	135,336	168,264	483,267	357,154	4,241,796
Legal and audit	48,865	71,989	232,686	215,434	2,338,124
Travel and accommodation	36,366	56,819	105,659	85,385	1,251,057
Depreciation & amortization	13,145	10,753	40,767	32,856	294,397
Loss (gain) on disposal of equipment	(99)	—	(99)	(18,928)	5,525
Foreign exchange (gain) loss	1,894	(7,739)	18,632	(40,769)	25,804
Gain on change in liability of warrants [note 7[b]]	—	(42,560)	—	212,130	(2,676,000)
Interest income	32	(70)	(1,974)	(960)	(740,972)
Interest expense	123	196	997	500	9,152
Unrealized (gain) loss on securities	—	(4,893)	104,293	(88,653)	—
Realized (gain) loss on sale of securities	—	—	(28,521)	13,484	126,283

Loss for the period from continuing operations	$(655,013)	$(712,465)	$(2,495,617)	$(2,331,595)	$(32,380,449)

Discontinued operations:
Loss from discontinued operations	—	(141,568)	(18,241)	(579,523)	(5,336,319)
Gain on sale from discontinued operations	—	—	653,949	—	653,949

Income (loss) from discontinued operations	—	(141,568)	635,708	(579,523)	(4,682,370)

Net loss for period	$(655,013)	$(854,033)	$(1,859,909)	$(2,911,118)	$(37,062,819)

Basic and diluted (loss) per share:
Loss from continuing operations	(0.007)	(0.010)	(0.028)	(0.036)
Income (loss) from discontinued operations	—	(0.002)	0.007	(0.009)

Total loss per share	$(0.007)	$(0.012)	$(0.021)	$(0.045)

Basic and diluted weighted average number of common shares outstanding	89,755,784	70,197,405	88,357,009	64,582,997

See Note 1 —	Nature of Operations and Going Concern Uncertainty

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Gold Corporation
(An exploration stage company)
Consolidated Statements of Stockholders’ Equity
(Unaudited) (Stated in US dollars)

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-In	Exploration
	Shares	Amount	Capital	Stage	Total
	#	$	$	$	$

Balance, inception April 24, 2003
Shares issued:
For private placements	47,812,870	47,813	28,078,256	—	28,126,069
Share issue costs	—	—	(1,273,087)	—	(1,273,087)
For mineral properties	4,500,000	4,500	3,444,918	—	3,449,418
Initial public offering (IPO)	6,900,000	6,900	5,029,597	—	5,036,497
Share issue costs (IPO)	—	—	(2,241,940)	—	(2,241,940)
Compensation component of shares issued	—	—	226,000	—	226,000
Fair value of agents’ warrants issued on private placements	—	—	222,627	—	222,627
Fair value of options granted to consultants	—	—	49,558	—	49,558
Fair value of underwriters’ compensation warrants on IPO	—	—	135,100	—	135,100
Fair value of options granted	—	—	2,274,508	—	2,274,508
Fair value of vested stock grants	429,250	428	520,379	—	520,807
Fair value of stock granted	221,670	222	21,415	—	21,637
Exercise of warrants	1,985,775	1,986	1,827,349	—	1,829,335
Exercise of options	107,500	108	83,066	—	83,174
Net loss since inception	—	—	—	(35,774,819)	(35,774,819)

Balance, March 31, 2009	61,957,065	61,957	38,397,746	(35,774,819)	2,684,884
Shares issued:
For private placements	10,897,353	10,897	1,751,804	—	1,762,701
Share issue costs	—	—	(172,379)	—	(172,379)
Fair value of options granted	—	—	166,088	—	166,088
Fair value of vested stock grants	112,500	113	—	—	113
Exercise of warrants	7,161,500	7,162	1,453,204	—	1,460,366
Settlement of debt	5,905,356	5,905	964,095	—	970,000
Reclassification of warrants to liability FASB ASC 815-40-55	—	—	(2,975,330)	2,888,130	(87,200)
Net loss for the period	—	—	—	(2,316,221)	(2,316,221)

Balance, March 31, 2010	86,033,774	86,034	39,585,228	(35,202,910)	4,468,352

Shares issued:
For private placements	1,464,429	1,464	198,536	—	200,000
Option consideration	1,500,000	1,500	268,500	—	270,000
Consultant compensation	150,000	150	31,350	—	31,500
Share issue costs	—	—	(13,736)	—	(13,736)
Fair value of stock granted	275,000	275	42,198	—	42,473
Fair value of options granted [note 7[c]]	—	—	99,549	—	99,549
Settlement of accounts payable [note 7[a]]	436,929	437	59,563	—	60,000
Net loss for the period	—	—	—	(1,859,909)	(1,859,909)

Balance, December 31, 2010	89,860,132	89,860	40,271,188	(37,062,819)	3,298,229

See Note 1 —	Nature of Operations and Going Concern Uncertainty

The accompanying notes are an integral part of these consolidated financial statements

Gryphon Gold Corporation
(An exploration stage company)

Consolidated Statements of Cash Flows
(Unaudited) (Stated in US dollars)

			Period from
	Nine	Nine	April 24, 2003
	Months Ended	Months Ended	(inception) to
	December 31,	December 31,	December 31,
	2010	2009	2010
	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,859,909)	(2,911,118)	(37,062,819)
Items not involving cash:
Depreciation	40,767	32,856	294,397
(Gain) loss on disposal of equipment	(99)	(18,928)	5,525
Write down of accrued liability	(124,008)	—	(124,008)
Fair value of options, warrants	—
and other non-cash compensation [note 7[c]]	142,022	121,735	3,478,995
Non-cash interest expense on discontinued operations [note 3]	10,364	277,052	725,304
Realized (gain) loss on securities	(28,521)	13,484	126,282
Unrealized (gain) loss on sale of securities	104,292	(88,653)	—
Held for trading securities included in lease revenue	—	—	(9,598)
Impairment of carrying value of exploration properties [note 3]	—	—	5,100,000
Loss (gain) on disposal of mineral properties	—	58,553	53,168
Loss (gain) on change in warrant liability [note 7[b]]	—	212,749	(2,676,000)
Gain on extinguishment of debt [note 3]	—	—
Gain on sale of discontinued operations [note 3]	(653,949)	—	(1,981,025)
Changes in non-cash working capital items:
Accounts receivable	22,416	11,821	(10,247)
Accounts payable and accrued liabilities	(371,481)	421,324	343,311
Prepaid expenses	(121,642)	15,575	(152,620)

Cash used in operating activities	(2,839,748)	(1,853,550)	(31,889,335)

INVESTING ACTIVITIES
Other assets [note 6]	(65,115)	—	(225,892)
Option payment received [note 4]	100,000	—	100,000
Purchase of equipment	(58,307)	(734)	(364,502)
Cash received from sale of discontinued operations	2,250,000	—	2,250,000
Nevada Eagle acquisition and related non-compete agreement [note 3]	—	—	(3,068,340)
Mineral property expenditures [note 4]	(11,003)	(24,333)	(2,003,133)
Mineral property lease payments received	—	291,550	1,499,854
Proceeds from sale of mineral properties	—	50,000	200,000
Option payment to amend royalty [note 6]	(150,000)	—	(460,902)
Proceeds from sales of held for trading securities	116,195	9,951	177,149
Proceeds from note receivable	8,634	7,000	19,062
Proceeds from sale of equipment	100	1,571	16,503

Cash provided (used) by investing activities	2,190,504	335,005	(1,860,201)

FINANCING ACTIVITIES
Cash paid on extinguishment of debt [note 3]	—	—	(500,000)
Capital lease principal payments	—	—	(53,523)
Exercise of warrants	—	1,161,036	1,161,036
Shares issued for cash	200,000	—	36,570,369
Share issue costs	(13,736)	—	(3,343,395)
Subscription receivables collected	—	—	389,125

Cash provided by financing activities	186,264	1,161,036	34,223,612

Increase (decrease) in cash during the period	(462,980)	(357,509)	474,076
Cash, beginning of period	937,056	799,517

Cash, end of period	474,076	442,008	474,076

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Shares issued for settlement of accounts payable	60,000		60,000
Extinguishment of note payable by sale of discontinued operations	2,180,587		2,180,587
Share consideration paid to former owners of discontinued operations	270,000		270,000
Asset retirement obligation	48,254		48,254
Stock issued for prepaid asset	31,500		31,500
Stock payable for prepaid asset	88,000		88,000

See Note 1 —	Nature of Operations and Going Concern Uncertainty

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Gold Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Gryphon Gold Corporation was incorporated in the State of Nevada in 2003 and wholly owns its subsidiary, Borealis Mining Company, (collectively, “Gryphon Gold” or “the Company”). The Company is an exploration stage company in the process of exploring mineral properties, and has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral property interests in the Company’s consolidated balance sheets are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable.

On April 23, 2010, the Company sold its wholly owned subsidiary, Nevada Eagle Resources LLC (“Nevada Eagle”), and management recognizes that the Company must generate additional resources to enable it to continue operations. Management intends to raise additional funds through debt and/or equity financing or through other means that it deems necessary. No assurance can be given that the Company will be successful in raising additional capital. Further, even if the Company raises additional capital, there can be no assurance that the Company will achieve profitability or positive cash flow. If management is unable to raise additional capital and possible future revenues do not result in positive cash flow, the Company will not be able to meet its obligations and may have to suspend or cease operations. The Company has an accumulated deficit of $37,062,819 as at December 31, 2010 and has cash on hand of $474,076. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

On January 21, 2011 the company closed a private placement with net proceeds to the Company of C$1,230,839, see Note 9, Subsequent Events.

Basis of Presentation

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information, as well as the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company’s management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the three and nine month periods ended December 31, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2011.

For further information refer to the financial statements and footnotes thereto in the Company’s Annual Report on Form 10-K for the year ended March 31, 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Codification

In June 2009, the Company adopted ASC 105-10-65, the accounting standards codification and the hierarchy of generally accepted accounting principles. Under ASC 105-10-65 codification became the exclusive source of authoritative U.S. generally accepted accounting principles (“U.S. GAAP”) to be applied by all nongovernmental entities. ASC 105-10-65 was effective for the Company’s 2009 second fiscal quarter. The adoption of ASC 105-10-65 did not

Gryphon Gold Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

have a material impact on the Company’s consolidated financial statements. All references to U.S. GAAP provided in the notes to the consolidated financial statements have been updated to conform to the Codification.

Fair value measurements

The Company measures fair value in accordance with ASC 820-10-55 “Fair Value Measurements”. The objective of ASC 820-10-55 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. ASC 820-10-55 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption of ASC 820-10-55 did not have a material effect on the Company’s consolidated financial statements.

The Company measures it’s held for trading securities at fair value in accordance with ASC 820-10-55. ASC 820-10-55 specifies a valuation hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. These two types of inputs have created the following fair value hierarchy:

•	Level 1 — Quoted prices for identical instruments in active markets;

•	Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

•	Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable method data, if available when estimating fair value. The fair value of the Company’s held for trading securities is based on the quoted market prices (level 1). The Company’s cash, accounts and notes receivable, and accounts payable and accrued liabilities are carried at cost, which the Company believes approximates fair value because of the short-term maturities of these instruments.

Asset Retirement Obligations

The Company accounts for reclamation costs by the allocation of the expense over the life of the related assets which are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and abandonment costs. Such costs include care and maintenance, removal of mining infrastructure, filling in of the mine area, and re-vegetation of the land. The asset retirement obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, its asset retirement obligation in accordance with ASC 410, “Asset Retirement and Environmental Obligations”.

NEW ACCOUNTING PRONOUNCEMENTS

Fair Value Accounting

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to: i) transfers in and out of level 1 and 2 fair value measurements and ii) enhanced detail in the level 3 reconciliation. The guidance was amended to provide clarity about: i) the level of disaggregation required for assets and liabilities and ii) the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3. The updated guidance was effective beginning January 1, 2010, with the exception of the level 3 disaggregation which is

Gryphon Gold Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

effective for the Company’s fiscal year beginning March 31, 2010. The adoption of this guidance is not expected to have an impact on the Company’s consolidated financial position, results of operations, or cash flows.

Reclassification

Certain comparative figures have been reclassified to conform to the current quarter presentation. The Statement of Operations relating to costs of discontinued operations for the three and nine month periods ended December 31, 2009 have been classified as such for comparative purposes for the three and nine-month periods ended December 31, 2010.

3.	NEVADA EAGLE RESOURCES LLC

On August 21, 2007, Gryphon Gold closed the acquisition of Nevada Eagle Resources LLC (“Nevada Eagle”). On April 23, 2010, Gryphon Gold sold its wholly owned subsidiary, Nevada Eagle Resources LLC to Fronteer Development (USA) Inc. (“Fronteer”) for $4,750,000. Fronteer paid $2,250,000 in cash and $2,500,000 by assuming Gryphon Gold’s obligations under a convertible note, which was retired. In addition, Gryphon Gold retained the Copper Basin property located in Idaho. The Company recognized a gain of $653,949 in connection with the sale.

The Company completed the sale of Nevada Eagle during the three months ended June 30, 2010; Nevada Eagle’s results have been classified and presented in Discontinued Operations.

4.	MINERAL PROPERTIES

Total
$

Mineral property costs, March 31, 2006	1,898,207
Expenditures during the year	22,164

Mineral property costs, March 31, 2007	1,920,371

Mineral property costs, March 31, 2008	1,920,371
Expenditures during the year	10,538

Mineral property costs, March 31, 2009 and 2010	1,930,909

Sage Gold Inc. option payment received	(100,000)
Mineral property expenditures	11,003

Mineral property costs, December 31, 2010	1,841,912

Gryphon Gold Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

5.	EXPLORATION

						Period from
	Three Months	Three Months	Nine Months		Nine Months	April 24, 2003
	Ended	Ended	Ended		Ended	(inception) to
	December	December	December		December	December 31,
	31, 2010	31, 2009	31, 2010		31, 2009	2010
	$	$	$		$	$

NEVADA, USA
Borealis property Exploration:
Drilling	28,755	49,569	275,490		212,832	7,633,488
Property maintenance	41,555	70,956	253,760	*	356,028	3,762,965
Geologic and assay	5,585	172	44,757		910	2,078,043
Project management	15,635	67,695	25,218		193,807	1,896,749
Engineering	3,200	63,175	72,441		341,982	1,529,010
Metallurgy	6,800	—	6,800		—	338,010

Subtotal Borealis property	101,530	251,567	678,466		1,105,559	17,238,265
Other exploration	14,400	678	15,892		1,730	58,097

Total exploration	115,930	252,245	694,358		1,107,289	17,296,362

*	Property maintenance was reduced by $124,008 during the three months ended September 30, 2010, due to an accrued liability at year end that was written down as the Company has determined it has no legal obligation to pay.

6.	OTHER ASSETS

	December 31,	March 31,
	2010	2010
	$	$

Reclamation bond & deposits	225,893	160,777
Option to amend Borealis Property mining lease	710,903	560,902
Asset retirement obligation	48,254	—

Total	985,050	721,679

On December 31, 2010 the Company had $216,885 (March 31, 2010 — $133,600) on deposit to support a performance bond with the United States Forest Service. The Company also has a deposit with the Bureau of Land Management (“BLM”) for $9,008 (March 31, 2010 — $27,177), which supports its potential future obligations for reclamation during the Company’s exploration activities within the BLM area. The United States Forest bond was increased during the nine months ended December 31, 2010 by $83,285.

On August 22, 2008, the Company entered into a 12-month option agreement, at a cost of $250,000 and an additional $35,902 to cover legal costs, to amend the Borealis Property mining lease. If exercised, the net smelter return royalty rate will be fixed at 5%, versus the current uncapped variable rate. Payment upon exercise of the option is $1,750,000 in cash, 7,726,250 common shares of the Company and a three year, $1,909,500, 5% note payable. On August 19, 2009 the option was extended for six months at a cost of $125,000, which was settled through the issuance of 966,340 shares. On February 12, 2010 the option was extended until August 22, 2010 at a cost of $150,000, which was settled through the issuance of $25,000 and 939,016 shares. On August 11, 2010 the option was extended until February 22, 2011 at a cost of $150,000 paid in cash.

Gryphon Gold Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

Reclamation and mine closure costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The Company uses assumptions about future costs, mineral prices, mineral processing recovery rates, production levels, capital costs and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. In calculating the present value of the asset retirement obligation the Company used a risk free interest rate of 4%. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

Changes to the Company’s asset retirement obligations on its Borealis property are as follows:

Nine Months
Ended
December 31,
2010
$

Asset retirement obligation — beginning balance	—
Incurred	48,254
Accretion	—
Addition and changes in estimates	—
Settlements	—

Asset retirement obligation ending balance	48,254

7.	CAPITAL STOCK

[a] Authorized capital stock consists of 250,000,000 common shares with a par value of $0.001 per share and 15,000,000 preferred shares with a par value of $0.001 per share.

During the nine months ended December 31, 2010, the Company issued 436,929 common shares with a fair value of $60,000 to Telesto Nevada Inc., which was applied against accounts payable.

On June 16, 2010, the Company completed a private placement relating to its Option Agreement with Sage Gold Inc. (“Sage”), of 1,464,429 units at Cdn$0.14 for gross proceeds of $200,000 (Cdn$205,020). Each unit consisted of one common share and one-half series M warrant. Each series M warrant entitles the holder to purchase a common share at a price of US$0.20 per share for a period of 24 months. The Company has a right to force warrant holders to exercise warrants, if the common share price of the Company remains equal to or greater than Cdn$0.60 per common share, for a period of twenty consecutive days.

On February 5, 2010 the Company and the Debt holders, also previous owners of the Company’s discontinued operations, entered into an Option Consideration Agreement (the “Option Consideration Agreement”) pursuant to which the Company agreed to (i) issue the Debt holders an additional 1,500,000 common shares of the Company and (ii) amend the terms of the Amended Note to reduce the conversion price (the “Amendment Consideration”), which Amendment Consideration was subject to obtaining Company shareholder and TSX approval (the “Approvals”). In connection with the amendment the Company recorded a liability of $270,000 based upon the fair value of the common shares. On August 22, 2010 after obtaining shareholder approval, the Company issued these 1,500,000 common shares and extinguished the liability.

On September 20, 2010 the Company issued 275,000 restricted stock units to three employees valued at $42,473.

On October 21, 2010 (“effective date”) the Company entered into a consulting agreement with a stock media consultant whereby the Company had agreed to pay the consultant cash, shares of common stock and options. The

Gryphon Gold Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

consulting agreement called for the payment of $100,000 in cash upon signing of the agreement, $25,000 paid in cash over five monthly installments, 550,000 shares of the Company’s restricted common stock payable over 90 days from the effective date of the agreement, and 550,000 stock options vesting over 90 days from the effective date of the agreement. In connection with the agreement the Company recorded a prepaid expense based upon the fair value of the shares of restricted common stock and stock options to be paid to the consultant. The prepaid expense is being amortized ratable over the life of the a consulting agreement (180 days). During the quarter ended December 31, 2010 the Company had issued 150,000 shares of its common stock valued at $31,500 to the consultant and recorded a common stock payable of $88,000 relating to the 400,000 shares yet to be issued at December 31, 2010. In addition, the stock options were valued at $69,355 at the time of the effective date using a Black Scholes option pricing model.

[b] Warrants:

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2010:

Warrants Outstanding and Exercisable
	Average Remaining Life
Warrants	Years	Exercise Price	Expiry date
#	#

5,448,667	1.1	$0.25	February 18, 2012
990,500	0.1	$0.21	February 18, 2011
732,215	1.5	$0.20	June 16, 2012

7,171,382	0.9	$0.22

[c] Stock options:

The Company recognizes stock-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. ASC 718-10-55 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company’s total employees are relatively few in number and turnover is considered remote, therefore the Company currently estimates forfeitures to be 5%. Estimate of forfeitures is reviewed on a quarterly basis. Stock-based compensation is expensed on a straight-line basis over the requisite service period.

The Company recorded total stock-based compensation expense related to stock options and restricted stock units as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	$	$	$	$

Management salaries	11,669	49,656	104,951	121,735
Consulting expense	31,143	—	37,071	—

Total	42,812	49,656	142,022	121,735

Gryphon Gold Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

Stock option activity

The following table summarizes the Company’s stock option activity (excluding options issued a consultant, above) for the nine months ended December 31, 2010:

	Number of
	Stock	Weighted Average
	Options	Exercise Price

Outstanding, April 1, 2010	4,507,500	$0.48	*
Granted	1,125,000	$0.11
Forfeited	(695,000)	$0.40	*

Total outstanding at December 31, 2010	4,937,500	$0.41	*

Vested and exercisable at December 31, 2010	4,418,750	$0.44	*

*	Based on the December 31, 2010 exchange rate of Cdn$1 equals US$0.9946. Valuation assumptions

Compensation and consulting expense recorded in the consolidated financial statements has been estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the pricing model include:

	2010	2009

Dividend yield	0%	0%
Expected volatility	99% -119%	51% - 80%
Risk free interest rate	0.52% -1.62%	1.31% - 2.06%
Expected lives	2-3 years	3 years

The risk-free interest rate is determined based on the rate at the time of grant for US government zero-coupon bonds for a 2-3-year term, which is a term equal to the estimated life of the option. Dividend yield is based on the stock option’s exercise price and expected annual dividend rate at the time of grant. Volatility is derived by measuring the average share price fluctuation of the Company’s stock. The period of historical volatility is the same period as the expected life of the options being 3 years.

The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. Option pricing models require the input of highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s equity instruments.

[d] Restricted stock units (“RSU’s”):

The RSU stock grants entitle the recipient to receive shares of common stock of the Company upon vesting. The RSU grants can vest immediately or over a period for up to five years.

The Company recognizes stock-based compensation expense based on the grant date fair value of the award on a straight-line basis over the requisite service period of the individual grants, which generally equals the vesting period. The grant date fair value of the restricted stock unit is calculated using the closing price of the Company’s common stock on the date of the grant.

Gryphon Gold Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements (Unaudited) — (Continued)

The following table summarizes information about RSU’s outstanding as at December 31, 2010:

					Weighted
					Average
					Fair Value
	RSU’s	RSU’s	RSU’s	RSU’s	at Grant
	Granted	Vested	Forfeited	Outstanding	Date

Outstanding at April 1, 2006	—	—	—	—		—
Issued April 18, 2006	8,000	8,000	—	—	Cdn$	1.63
Issued December 12, 2006	29,000	15,000	14,000	—	Cdn$	0.84
Issued January 10, 2007	607,500	488,750	118,750	—	Cdn$	0.82
Issued September 6, 2007	154,170	154,170	—	—	Cdn$	0.77
Issued September 20, 2010	275,000	275,000	—	—		$0.16

Outstanding at December 31, 2010	1,073,670	940,920	132,750	—		—

All issued restricted stock units have vested.

8.	COMMITMENTS & CONTINGENCIES

[a] A portion of the Borealis Property is subject to a mining lease. The Company is required to make monthly lease payments of $9,762, adjusted annually based on the Consumer Price Index, for the duration of the lease term. The lease payments are recorded as exploration expenses in the Company’s statements of operations. In addition, production of precious metals from the Borealis Property will be subject to the payment of a royalty under the terms of the mining lease. The mining lease expired on January 24, 2009, but is automatically renewed thereafter, so long as mining related activity, including exploration drilling, continues on the Borealis Property.

[b] The Company rents office space in Vancouver, BC for a 5-year term, commencing September 2008, office space in Hawthorne, Nevada for a one year term, and office space in Carson City, Nevada for a one year term. The following are the remaining rental lease commitments in relation to the office lease:

$

2011	15,507
2012	64,702
2013	64,702
2014	26,959

[c] Due to the size, complexity, and nature of the Company’s operations, various legal and tax matters are outstanding form time to time. In the opinion of management, these matters will not have a material effect on the Company’s financial position or results of operations.

9.	SUBSEQUENT EVENTS

On January 21, 2011 the Company closed a private placement in which we issued 6,500,000 units at C$0.20 per unit for gross proceeds of $1,300,000. Each unit consisted of one share of common stock and one half purchase warrant, each full warrant is exercisable for a period of two years from the date of closing at a price of US$0.30. Certain registered dealers were paid cash commission of C$69,161. The net proceeds will be used for working capital purposes.

On February 4, 2011 the Company announced that it had filed a registration statement on Form S-1 with the Securities and Exchange Commission in the United States and had submitted for filing a preliminary short form prospectus with securities regulatory authorities in each of the Provinces of British Columbia, Alberta, Saskatchewan and Ontario, Canada in relation to a proposed $10,000,000 public offering of its common stock in both the United States and Canada. Roth Capital Partners, LLC, will act as sole book-running manager for the offering in the United States, with Acumen Capital Finance Partners Limited acting as sole Canadian agent in Canada. The number of shares to be sold in the proposed offering and the offering price have not yet been determined.

80,000,000 Shares of Common Stock

PROSPECTUS

ROTH CAPITAL PARTNERS

May 13, 2011

[ALTERNATIVE CANADIAN PAGE]

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Gryphon Gold Corporation at 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, telephone (604) 261-2229, and are also available electronically at www.sedar.com.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities. Gryphon Gold Corporation has filed a registration statement on Form S-1 with the United States Securities and Exchange Commission, under the United States Securities Act of 1933, as amended, with respect to these securities. This short form prospectus is not intended to qualify distributions of securities to investors not resident in Canada.

SUPPLEMENTED SHORT FORM PREP PROSPECTUS

New Issue	May 13, 2011

Gryphon Gold Corporation

US$10,000,000
80,000,000 Common Shares

This short form prospectus is being filed by Gryphon Gold Corporation (“Gryphon” or the “Corporation”) to qualify the distribution (the “Offering”) of 80,000,000 shares of common stock (the “Offered Shares”) of Gryphon at a price of US$0.125 per Offered Share or C$0.12 per Offered Share (the “Offering Price”).

The outstanding shares of common stock (the “Common Shares”) of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GGN”, and on the United States Over-the-Counter Bulletin Board (the “OTCBB”) under the symbol “GYPH.OB”. On May 12, 2011, the last trading day prior to the date of the filing of this short form prospectus, the closing price of the Common Shares on the TSX was C$0.15 per share and the closing bid price for our common stock was US$0.18 per share as quoted by the OTCBB. Gryphon has made application to the TSX for the approval of the listing of the Offered Shares. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

The Offered Shares are being offered in the United States by Roth Capital Partners, LLC (the ”U.S. Underwriter”), and in Canada by Acumen Capital Finance Partners Limited (the “Canadian Underwriter”). The U.S. Underwriter will not be distributing the Offered Shares in Canada. The Offered Shares will be issued in accordance with the terms of an underwriting agreement (the “Underwriting Agreement”) dated as of May 13, 2011 among Gryphon, the U.S. Underwriter and the Canadian Underwriter (the U.S. Underwriter and the Canadian Underwriter collectively referred to as the “Underwriters”). See “Underwriting”. The Offering Price was determined following arm’s length negotiations between the Corporation and the Underwriters.

The Offering Price is payable in U.S. dollars or in Canadian dollars. Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 of this short form prospectus.

Price: US$0.125 (C$0.12) per Offered Share

	Price to	Underwriters	Net Proceeds to
	the Public(1)	Fee(2)	the Corporation(3)

Per Common Share	US$0.125 (C$0.12)	US$0.0075 (C$0.0072)	US$0.1175 (C$0.1128)
Total(4)	US$10,000,000 (C$9,600,000)	US$600,000(5) (C$576,000)	US$9,400,000 (C$9,024,000)

Notes:

(1)	The Offering Price is payable in U.S. dollars or in Canadian dollars. The U.S. dollar amount ($10,000,000) is the equivalent of the Canadian dollar (C$9,600,000) denominated price of the Offered Shares, calculated at a rate of $1.00=C$0.96.

(2)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of US$600,000 (C$576,000), representing 6% of the gross proceeds of the Offering (the “Underwriters’ Fee”). The Corporation has also agreed to pay for certain expenses of the Underwriters in connection with the Offering. The Canadian Underwriter may enter into selling arrangements with other investment dealers at no additional cost to the Corporation. See “Underwriting”.

(3)	After deducting the Underwriters’ Fee, but before deducting the expenses relating to the Offering, including the preparation and filing of this short form prospectus, which expenses are estimated to be US$300,000 (C$288,000) and which will be paid from the proceeds of the Offering.

(4)	The Corporation has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, in the sole discretion of the Underwriter, for a period of 30 days from the date hereof, to purchase up to an additional 15% of the Offered Shares sold pursuant to the Offering, being 1,500,000 common shares (the “Additional Shares”), at the Offering Price less the Underwriters’ Fee, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Over-Allotment Option and the Additional Shares issuable upon exercise of the Over-Allotment Option are hereby qualified for distribution under this short form prospectus. A person who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires such Additional Shares under this short form prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Fee and net proceeds to the Corporation (before payment of the expenses of the Offering estimated to be US$300,000 (C$288,000) will be US$11,500,000 (C$11,040,000), US$690,000 (C$662,400) and US$10,810,000 (C$10,377,600), respectively. The Offering is not subject to a minimum amount. Although the Canadian Agent will be acting as Canadian agent for the Underwriter on a commercially reasonable best efforts basis in Canada, at the time that the Underwriting Agreement is entered into, the Underwriter will have agreed to underwrite the full amount of the Offering on a firm commitment basis.

(5)	The Corporation has also agreed to issue to the Underwriters warrants (the “Compensation Option”) to purchase a total of 287,500 shares of common stock, equal to an aggregate of 2.5% of the shares of common stock sold in the Offering (including the Over-Allotment Option). The warrants will have an exercise price equal to US$0.30 (C$0.288) per share of common stock. The warrants are exercisable commencing six months after the effective date of the registration statement filed in the United States related to the Offering, and will be exercisable for two years thereafter. See “Underwriting” and the table below.

Number of Common
Underwriters’ Position	Shares Available	Exercise Period	Exercise Price

Over-Allotment Option(1)	Up to 1,500,000 Additional Shares	Up to 30 days from the date hereof	US$0.125 (C$0.120) per Additional Share
Compensation Option	Warrants to purchase a total of 287,500 shares of common stock	Exercisable commencing six months after the effective date of the registration statement filed in the United States related to the Offering, and exercisable for two years thereafter	US$0.300 (C$0.288) per Additional Share

Notes:

(1)	The Underwriters are obligated to purchase all of the Offered Shares if any of the Offered Shares are purchased; however, the Underwriters are not required to take or pay for the Additional Shares covered by the Over-Allotment Option.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares and Offered Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting-Stabilization”. The Underwriters propose to offer the Offered Shares initially at the Offering Price. The Underwriters may offer Offered Shares at lower prices than stated above. If any of the Corporation’s Common Shares remain unsold after the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell the Offered Shares remaining unsold, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of such Common Shares is less than the amount paid by the Underwriters to the Corporation. No such change shall change the amount of proceeds to be received by the Corporation as set forth on the cover page of this prospectus. See “Underwriting-Commissions and Expenses”.

The Underwriters offer the Offered Shares if, as and when issued and sold by the Corporation and accepted by the Underwriters and subject to and in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” and subject to the approval of certain legal matters on behalf of the Corporation by Dorsey & Whitney LLP with respect to matters of U.S. law and Borden Ladner Gervais LLP with respect to matters of Canadian law, and on behalf of the Underwriters by Paul, Hastings, Janofsky & Walker LLP with respect to matters of U.S. law and Blake, Cassels & Graydon LLP with respect to matters of Canadian law.

The Canadian Underwriter has agreed in the Underwriting Agreement to offer the Offered Shares and, if applicable, the Additional Shares, in each of the Provinces of British Columbia, Alberta, Saskatchewan and Ontario, and if considered advisable by the Underwriters, from purchasers outside of Canada and the United States, subject to certain conditions at the Offering Price set forth on the cover page of this prospectus. See “Underwriting”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is intended that the closing of this Offering will occur on or about May 18, 2011 or such other date as may be agreed upon by the Corporation and the Underwriters (the “Closing Date”). In any event, the shares are to be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of receipt for the final short form prospectus.

Gryphon is incorporated under the laws of a foreign jurisdiction and the directors of Gryphon and those officers of Gryphon who have signed this short form prospectus reside outside of Canada. Although Gryphon and the directors and officers of Gryphon who have signed this short form prospectus have appointed Borden Ladner Gervais LLP at 40 King Street West, Toronto, Ontario, M5H 3Y4 as their agent for service of process in Canada, it may not be possible for investors to collect from them judgments obtained in courts in Canada. See “Foreign Jurisdiction”.

The Corporation’s head and registered office is located at 611 N. Nevada Street, Carson City, Nevada, 89703, USA.

[ALTERNATIVE CANADIAN PAGE]

Attached following page C-6 is the prospectus forming part of the Form S-1 registration statement (the “U.S. Prospectus”) filed with the Securities and Exchange Commission in the United States in connection with the offering of the Corporation’s common shares in the United States. The U.S. Prospectus forms an integral part of this short form prospectus.

[ALTERNATIVE CANADIAN PAGE]

GENERAL MATTERS

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. None of the Corporation, the U.S. Underwriter or the Canadian Underwriter has authorized anyone to provide purchasers with information different from that contained or incorporated by reference in this short form prospectus. The Underwriters are offering to sell the Offered Shares only in jurisdictions where, and to persons whom, offers and sales are lawfully permitted. An investment in the Offered Shares or the Additional Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The information in this short form prospectus may only be accurate on the date of this short form prospectus and the information in the documents incorporated by reference in this short form prospectus may only be accurate as of the respective dates of those documents.

The risks outlined in this short form prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See “Risk Factors”.

FOREIGN JURISDICTION

The Corporation is incorporated under the laws of a foreign jurisdiction and the directors of the Corporation and those officers of the Corporation who have signed this short form prospectus reside outside of Canada. In addition, all or a substantial portion of the Corporation’s assets are located outside of Canada. Although the Corporation and the directors and officers of the Corporation who have signed this short form prospectus have appointed Borden Ladner Gervais LLP at 40 King Street West, Toronto, Ontario, M5H 3Y4 as their agent for service of process in Canada, it may not be possible for investors to enforce judgements obtained in Canada against the Corporation or the directors of the Corporation and those officers of the Corporation that have signed this short form prospectus.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

References to “Canadian dollars”, “Cdn.$” or “C$” in this short form prospectus are to the currency of Canada, and references to “$”, “dollars”, “U.S. dollars” or “US$” are to the currency of the United States. See “Exchange Rate Data”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Borden Ladner Gervais LLP, Canadian legal counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian legal counsel to the Underwriters, the following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a prospective holder of shares acquired pursuant to this short form prospectus who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada — United States Tax Convention (the “U.S. Tax Treaty”) at all relevant times, is or is deemed to be a resident of Canada, will hold such shares as capital property, and deals at arm’s length and is not affiliated with the Corporation (a “Canadian Holder”). The shares will generally be considered to be capital property to a Canadian Holder unless such shares are held or were acquired in the course of carrying on a business or such shares are held or were acquired in a transaction considered to be an adventure in the nature of trade. Canadian Holders who do not hold their shares as capital property should consult their own tax advisors regarding their particular circumstances. This summary is not applicable to (i) any Canadian Holder which is a “financial institution” or a “specified financial institution” (both as defined in the Tax Act); (ii) any Canadian Holder an interest in which would be a “tax shelter investment” (as defined in the Tax Act); (iii) any Canadian Holder to which the Corporation would be a “foreign affiliate” for purposes of the Tax Act; or (iv) any Canadian Holder that makes a functional currency election pursuant to section 261 of the Tax Act. Such holders should consult their own advisors.

This summary is based on the current provisions of the Tax Act and the regulations (the “Regulations”) thereunder, the U.S. Tax Treaty, all specific proposals to amend the Tax Act, the Regulations and the U.S. Tax Treaty publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current administrative practices published by the Canada Revenue Agency. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. Except for the Tax

[ALTERNATIVE CANADIAN PAGE]

Proposals, this summary does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Canadian Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Canadian Holders should consult their own tax advisors with respect to their particular circumstances.

Amounts denominated in U.S. dollars relating to the acquisition, holding and disposition of the shares must be converted into Canadian dollars based on the exchange rate determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Canadian Holder may be affected by fluctuations in the Canadian/U.S. dollar exchange rate.

Dividends on Shares

Dividends received or deemed to be received on shares, including the amount of any taxes withheld in respect thereof, will be required to be included in the Canadian Holder’s income for the taxation year in which such dividends are received by the Canadian Holder. Such amounts received by a Canadian Holder that is an individual will not be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations.

A Canadian Holder that is a corporation will include such amounts in computing its income and generally will not be entitled to deduct such amounts in computing its taxable income. A Canadian Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on such amounts.

U.S. withholding tax on dividends may give rise to a Canadian Holder’s entitlement to claim a foreign tax credit against the Canadian Holder’s Canadian federal income taxes or a deduction in computing such holder’s income, in the circumstances and to the extent provided in the Tax Act. Canadian Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them for U.S. withholding tax.

Disposition of Shares

A Canadian Holder who disposes or is deemed to dispose of shares will generally realize a capital gain (or incur a capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Canadian Holder. The adjusted cost base to a Canadian Holder of shares acquired pursuant to this Offering will be determined by averaging the cost of such shares with the adjusted cost base of all other shares, if any, owned by the Canadian Holder as capital property at the time of such acquisition.

One-half of any capital gain (a “taxable capital gain”) realized on the disposition of shares will be included in the Canadian Holder’s income for the year of disposition. One-half of any capital loss so realized (an “allowable capital loss”) is required to be deducted by the Canadian Holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Canadian Holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act.

U.S. tax, if any, levied on any gain realized on the disposition of shares of the Corporation may give rise to a Canadian Holder’s entitlement to claim a foreign tax credit or deduction in the circumstances and to the extent provided in the Tax Act. Canadian Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them for U.S. tax.

Capital gains realized by an individual and certain trusts may give rise to alternative minimum tax under the Tax Act.

A Canadian Holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% in respect of its aggregate investment income, which includes an amount in respect of taxable capital gains.

[ALTERNATIVE CANADIAN PAGE]

Foreign Property Information Reporting

A Canadian Holder that is a “specified Canadian entity” for a taxation year or a fiscal period and whose total cost amount of “specified foreign property”, including shares of the Corporation, at any time in the year or fiscal period exceeds C$100,000 (as such terms are defined in the Tax Act) will be required to file an information return for the year or period disclosing prescribed information. Subject to certain exceptions, a Canadian Holder in the year will generally be a specified Canadian entity. Canadian Holders should consult their own tax advisors about whether they must comply with these rules.

Foreign Investment Entity Rules

In the Canadian federal budget released on March 4, 2010, the Minister of Finance announced that certain prior Tax Proposals relating to the taxation of Canadian residents investing in certain non-resident entities (the “FIE Proposals”) will not be implemented. The Minister of Finance also proposed to replace the FIE Proposals with a slightly revised version of the current offshore investment fund property rules, which proposed amendments were released on August 27, 2010. There can be no assurance that these revised proposals will be enacted as proposed, or at all.

The existing rules with respect to offshore investment fund property may, in certain circumstances, require a Canadian Holder to include an amount in income in each taxation year in respect of the acquisition and holding of the shares if the value of such shares may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (“Investment Assets”). Any amount required to be included in computing the Canadian Holder’s income in respect of an offshore investment fund property that is a share of a non-resident corporation would be added to the adjusted cost base to the holder of such share.

Based on counsel’s understanding of the facts, including certain representations to counsel by the Corporation, currently the shares should not qualify as offshore investment fund property. Provided that the share is not an offshore investment fund property at any relevant time in the future, an investment by a Canadian Holder in the shares should not be subject to the provisions of the Tax Act relating to investments in offshore investment fund property.

These rules are complex and their application depends, in part, on the reasons for a Canadian Holder acquiring or holding the stock. Canadian Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of Borden Ladner Gervais LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, based on the provisions of the Tax Act and the regulations thereunder in force as of the date hereof and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minster of Finance (Canada) prior to the date hereof (the “Regulations”), provided the shares are listed on a designated stock exchange (which currently includes the TSX), the shares, if issued on the date hereof, would be qualified investments under the Tax Act and the Regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax free savings accounts (a “TFSA”).

Notwithstanding that the shares may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the shares held in the TFSA if such shares are a “prohibited investment” for the purposes of section 207.01 of the Tax Act. The shares will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the holder of the TFSA has a significant interest (under the meaning of the Tax Act, generally 10% or more of the issued shares of any class owned directly or indirectly by the holder or persons not dealing at arm’s length with the holder) in the

[ALTERNATIVE CANADIAN PAGE]

Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm’s length for the purposes of the Tax Act.

Effective for transactions after October 16, 2009, any transfer of property (other than a contribution) by a holder or by a person who does not deal with at arm’s length with a holder (such as other exempt plans of the holder) to the holder’s TFSA will be subject to a tax equal to 100% of the increase in the total fair market value of the property held in connection with the holder’s TFSA that is attributable to the transfer and would also subject any income or capital gain earned after October 16, 2009 that is reasonably attributable to a “prohibited investment” or a “deliberate over-contribution” to tax equal to 100% of the income or capital gain.

Prospective purchasers who intend to hold the shares in their TFSA should consult their own tax advisors regarding their particular circumstances.

[ALTERNATIVE CANADIAN PAGE]

EXCHANGE RATE DATA

As of May 12, 2011, the Bank of Canada noon rate of exchange between Canadian dollars and United States dollars was US$1.00 = C$0.9658. The high, low and closing noon spot rates for the United States dollar in terms of Canadian dollars for the nine months ended December 31, 2010 and the years ended March 31, 2010 and           2009, as quoted by the Bank of Canada, were as follows:

	Nine Months Ended	Year Ended	Year Ended
	December 31,	March 31,	March 31,
	2010	2010	2009
	(Expressed in Canadian dollars)

High	1.0778	1.2707	1.3066
Low	0.9946	1.0062	0.9824
Closing	0.9946	1.0156	1.2602

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”). Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Corporation at 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, telephone (604) 261-2229, and are also available electronically at www.sedar.com.

The following documents, filed by the Corporation with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form on Form 10-K (the “AIF”) of the Corporation dated June 25, 2010 for the financial year ended March 31, 2010;

(b) the Corporation’s audited annual consolidated financial statements for the years ended March 31, 2010 and 2009 and the auditors’ report thereon, consisting of the audited consolidated balance sheets of the Corporation as of March 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended March 31, 2010 and for the period from April 24, 2003 (inception) to March 31, 2010;

(c) management’s discussion and analysis of the financial condition and results of operations of the Corporation for the year ended March 31, 2010;

(d) the unaudited interim consolidated comparative financial statements of the Corporation, as at and for the three and nine months ended December 31, 2010, together with the notes thereto;

(e) management’s discussion and analysis of the financial condition and results of operations of the Corporation for the three and nine months ended December 31, 2010;

(f) the management information circular of the Corporation dated July 6, 2010 for the annual meeting of shareholders held on August 20, 2010;

(g) the management information circular of the Corporation dated September 14, 2009 for the special meeting of shareholders held on October 8, 2009;

(h) “NI 43-101 Pre-Feasibility Study Update of the Mineral Resources of the Borealis Gold Project Located in Mineral County, Nevada, USA” dated April 25, 2011;

(i) the Corporation’s current reports on Form 8-K dated April 19, 2010, April 23, 2010, April 28, 2010, June 15, 2010, August 2, 2010, August 13, 2010, August 16, 2010, February 25, 2011 and April 26, 2011, each of the foregoing reports filed on SEDAR as either a material change report or as a news release; and

(j) the Corporation’s current report (amendment) on Form 8-K/A dated August 13, 2010, filed on SEDAR as a material change report.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus, if filed by the Corporation after the date of this short form prospectus and prior to the termination of this distribution, shall be deemed to be incorporated by reference in this short form prospectus. In addition, to the extent indicated in any Report on Form 6-K furnished to the United States Securities and Exchange Commission, any information therein shall be deemed to be incorporated by reference in this short form prospectus.

[ALTERNATIVE CANADIAN PAGE]

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

UNITED STATES PROSPECTUS

Attached is the prospectus forming part of the Form S-1 registration statement (the “U.S. Prospectus”) filed with the Securities and Exchange Commission in the United States in connection with the offering of the Corporation’s common shares in the United States. The U.S. Prospectus forms an integral part of this short form prospectus. Rights and remedies may be available to purchasers under United States law, however, such rights and remedies may differ from those available under Canadian law. Purchasers may wish to consult with a United States legal advisor for particulars of these rights.